

2019 Notice of Annual Meeting and Proxy Statement

MCDERMOTT

ONE **VISION**

Our Purpose

We proudly **create and deliver** complete, **innovative solutions** as the **trusted global partner**, enabling our customers to **maximize the potential** of natural resources.

Our Values

INTEGRITY

We maintain a firm adherence to legal and ethical conduct

ONE TEAM

We are One Company, where everyone is equally important

GO BEYOND

We seek courageous and creative solutions

WELL-BEING

We promote all forms of well-being

COMMITMENT

We are reliable and dependable in delivering quality solutions

Learn more about our Mission and Values at
https://www.mcdermott.com/Who-We-Are/Our-Vision-is-One

Letter to Stockholders

To My Fellow Stockholders:

2018 was without a doubt a memorable and transformational year for McDermott. On May 10, 2018, we completed our business combination (the "Combination") with Chicago Bridge & Iron Company N.V ("CB&I") to create a top-tier, technology-led, integrated provider of engineering and construction solutions for the energy industry. Today, we are a fundamentally different and much larger company, as compared to where we were at the end of 2017, with a formidable new presence in significant onshore markets.

"Thanks to the tremendous amount of hard work and dedication of our Board, executive management and employees during 2018, we are ahead of schedule in becoming a premier, fully integrated, global engineering, procurement, construction and installation ("EPCI") provider, with product solutions spanning onshore and offshore from concept to commissioning."

Our focus areas for 2018 were to:

- Complete the integration with CB&I successfully to establish a top tier, vertically integrated engineering, procurement and construction company, competitively differentiated in technology, customer relationships, culture and geographic footprint
- Drive savings throughout the organization and embody a best in class culture, with a focus on achieving synergy savings via the Combination Profitability Initiative, or CPI
- Develop strategies to position McDermott for future growth by capitalizing on a robust revenue opportunity pipeline and growing end markets
- Exercise disciplined bidding on new projects through thorough evaluation and assessment of project risk profiles
- Deliver excellence in execution through implementation of the One McDermott Way

While we achieved significant integration, strategic and operational accomplishments aligned with the above focus areas in 2018, the year was not without difficulty, with substantial charges incurred with respect to certain legacy CB&I projects impacting our financial results. McDermott's Board and executive management team have taken significant remedial measures to address performance issues on those projects, and with integration now largely complete, we are acutely focused on ensuring that operating performance across the entire portfolio meets our standard of excellence in execution.

Given the exceptional circumstances presented by the Combination, special considerations impacted our 2018 executive compensation programs, which were thoughtfully structured to align with the above focus areas and drive our operational and financial performance as a combined company over the long-term. As further detailed in the compensation discussion and analysis section of this proxy statement, in making compensation decisions for 2018, the Compensation Committee retained its philosophy in providing compensation that (1) attracts, motivates and retains high-performing executives, (2) provides performance-based incentives to reward achievement of short and long-term business goals and strategic objectives while recognizing individual contributions and (3) aligns the interests of our executives with those of our stockholders. In part due to our 2018 executive compensation programs, we have been able to build a strong global executive team, which is acutely focused on creating value for our stockholders.

Just as McDermott as a company has transformed since 2017, so has the composition of our Board. In May 2018 with the closing of the Combination, we increased the size of our Board from nine to eleven members and welcomed five new, experienced and qualified independent directors: Messrs. Forbes I.J. Alexander, L. Richard Flury, W. Craig Kissel, James H. Miller and Ms. Marsha C. Williams. Each director on our Board brings the right mix of skills, experience, knowledge and independence that we believe will best position the Board for effective decision-making and risk oversight in supporting our long-term strategy. Additionally, our post-Combination Board remains firmly committed to continuing our thoughtful, forward-looking and stockholder informed approach to corporate governance, which is of upmost importance to McDermott.

Looking forward to 2019, our end markets are growing. We are continuing to see recovery in the offshore and subsea, LNG and downstream markets, with the highest McDermott revenue opportunity pipeline in our history. Today, McDermott is well-positioned to offer the technology-led, vertically-integrated solutions that we know our customers are seeking. We believe that McDermott has the right strategy in place to play a major role in the next chapter of global energy solutions.

I am pleased to invite you to attend McDermott's 2019 Annual Meeting of Stockholders. The accompanying Proxy Statement further highlights key activities and accomplishments in 2018 and contains information on the matters for which we are seeking your vote at this year's Annual Meeting. On behalf of the Board, our executive management team, and the entire McDermott organization, thank you for your continued interest and support, as we seek to leverage the momentum of the Combination, continue to combine our strengths and realize the potential 2019 has to offer.

Sincerely yours,



Gary P. Luquette

Gary P. Luquette
Independent Chair of the Board
March 22, 2019

YOUR VOTE IS IMPORTANT.

Whether or not you plan to attend the meeting, please take a few minutes now to vote your shares.

McDERMOTT INTERNATIONAL, INC.
757 N. Eldridge Pkwy.
Houston, Texas 77079

Notice of 2019 Annual Meeting of Stockholders

 **Time**

8:00 a.m., local time,
on Thursday, May 2, 2019

 **Location**

London Hilton on Park Lane
22 Park Lane
London W1K 1BE
United Kingdom

Record Date and Voting

You are entitled to vote if you were a stockholder of record at the close of business on March 11, 2019 (the "Record Date"). Each share of common stock is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on at the meeting. There were 181,590,930 shares of our common stock outstanding on the Record Date.

Items of Business

1 To elect eleven members to our Board of Directors, each for a term extending until our 2020 Annual Meeting of Stockholders.

2 To conduct an advisory vote to approve named executive officer compensation.

3 To ratify our Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2019.

4 To approve the 2019 McDermott International, Inc. Long-Term Incentive Plan (the "2019 LTIP").

5 To transact such other business that properly comes before the meeting or any adjournment thereof.

Notice and Access

Instead of mailing a printed copy of our proxy materials, including our Annual Report on Form 10-K, to each stockholder of record, we are providing access to these materials via the Internet. This reduces the amount of paper necessary to produce these materials, as well as the costs associated with mailing these materials to all stockholders. Accordingly, on March 22, 2019, we began mailing a Notice of Internet Availability of Proxy Materials (the "Notice") to all stockholders of record as of the Record Date, and posted our proxy materials on the Web site referenced in the Notice (*www.proxyvote.com*). As more fully described in the Notice, all stockholders may choose to access our proxy materials on the Web site referred to in the Notice and/or may request a printed set of our proxy materials. In addition, the Notice and Web site provide information regarding how you may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Attending the Annual Meeting

See page 89 "Questions and Answers About the Annual Meeting of Stockholders and Voting" for details.

By Order of the Board of Directors,

John M. Freeman
Corporate Secretary

March 22, 2019

Proxy Voting
Your vote is important. Please vote via proxy promptly so your shares can be represented, even if you plan to attend the Annual Meeting. You can vote by Internet, by telephone or by requesting a printed copy of the proxy materials and using the proxy card enclosed with the printed materials.

 **BY INTERNET**
www.proxyvote.com

 **BY TELEPHONE**
Toll-free 1-800-690-6903

 **BY MAIL**
Follow instructions on your proxy card

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 2, 2019.

The proxy statement and Annual Report on Form 10-K are available on the Internet at *www.proxyvote.com*.

The following information applicable to the Annual Meeting may be found in the proxy statement and accompanying proxy card:

• The date, time and location of the meeting;

• A list of the matters intended to be acted on and our recommendations regarding those matters;

• Any control/identification numbers that you need to access your proxy card; and

• Information about attending the meeting and voting in person.

About McDermott

McDermott is a premier, fully integrated provider of technology, engineering and construction solutions to the energy industry. For more than a century, customers have trusted McDermott to design and build end-to-end infrastructure and technology solutions to transport and transform oil and gas into the products the world needs today. Our proprietary technologies, integrated expertise and comprehensive solutions deliver certainty, innovation and added value to energy projects around the world.

Customers rely on McDermott to deliver certainty to the most complex projects, from concept to commissioning. We call it the "One McDermott Way."

McDERMOTT AT A GLANCE



1923 FOUNDED IN EASTLAND, TEXAS

New York Stock Exchange MDR

12 MARINE CONSTRUCTION VESSELS

7 PROJECTS COMPLETED **ACROSS CONTINENTS**

32,000 EMPLOYEES

Customers National, International and Independent Energy Companies

3,000+ PATENTS PATENT APPLICATIONS AND TRADEMARKS

13 FABRICATION FACILITIES

54 Operating Areas
Countries in Oil and Gas Producing Regions Worldwide



Engineering
Fabrication
Marine
Professional Office
Spoolbase
Technology

McDermott divides its operations in five operating segments:

- North, Central and South America
- Europe, Africa, Russia and Caspian
- Middle East and North Africa
- Asia Pacific
- Technology

Area operations are supported by global product line teams as well as centralized corporate functions. The global product line teams include:

- Offshore and Subsea
- Downstream
- LNG
- Power

Learn more about our strategy and how we are building a new kind of company at https://www.mcdermott.com/Who-We-Are

CSR AND SUSTAINABILITY HIGHLIGHTS



Our approach to corporate responsibility and sustainability revolves around:

Promoting the **well-being of our employees**

Reducing our environmental footprint

Supporting **local community development**

In addition, we seek to be a recognized, socially responsible employer of choice, with proud, passionate and diverse employees enriching communities



ETHICAL BUSINESS

McDermott's commitment to social responsibility includes conducting our business in accordance with high ethical standards based in integrity, reliability, fairness, mutual respect and trust. We believe this is the right way to operate. This commitment is held in our Code of Business Conduct and Code of Ethics.



ENVIRONMENT

We understand the challenges our customers are facing and will work to continue to generate innovative ideas and initiatives that improve environmental responsibility. We are committed to reducing our impact on the natural environment, using materials and resources efficiently and complying with applicable environmental laws and permits.



COMMUNITIES

McDermott's commitment to communities focuses on responsible stakeholder engagement, social risk assessment and mitigation, strategic community investment and contributions to local economic development. Where potential impacts to indigenous peoples exist, McDermott aims to respect the rights of indigenous peoples through site-specific strategies that address meaningful engagement and development.

PEOPLE



HEALTH AND SAFETY

The well-being of our employees is core to who we are. We implement rigorous controls through every phase of our projects and are committed to a continuously improving safety culture with open communication and accountability. Safety guides our decisions and is the responsibility of every employee. Our employees receive extensive training on how to perform their jobs safely.



DIVERSITY AND INCLUSION

McDermott values a diverse and inclusive workforce free from discrimination, hostility or harassment. We seek to foster an inclusive organizational culture and create opportunities for professional development. The Global Women's Network, for example, promotes advancement of women across the company through education, awareness, networking events and volunteer activities.



TRAINING AND DEVELOPMENT

We provide training and development opportunities for our employees around the world. McDermott's Graduate Development Program facilitates career exploration and progression for recent university graduates, while our craft training programs promote technical trade careers. We believe in lifelong learning and encourage our employees to participate in development opportunities at McDermott.

Proxy Summary

This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully. As used in this proxy statement, unless the context otherwise indicates or requires, references to "McDermott," "we," "us," and "our" mean McDermott International, Inc. and its consolidated subsidiaries. We first sent or provided this proxy statement and the form of proxy for our 2019 Annual Meeting of Stockholders to our stockholders beginning on March 22, 2019.

ITEM 1

ELECTION OF DIRECTORS

The Board of Directors has nominated 11 candidates, each for a term extending until our 2020 Annual Meeting of Stockholders, and recommends that stockholders vote for each nominee based on their specific background, experience, qualifications, attributes and skills.

✅ The Board recommends a vote **FOR** each director nominee.   ❯ Page 14

BOARD AND CORPORATE GOVERNANCE HIGHLIGHTS

We are committed to maintaining the highest standards of corporate governance. The Board has built a strong and effective governance framework, which has been designed to promote the long-term interests of stockholders and support Board and management accountability.

DIRECTOR NOMINEES

	Director Since	Committees	Other Current Public Company Boards
Forbes I.J. Alexander, 58 Independent Executive Vice President, Jabil, Inc.	2018	• Audit	• None
Philippe C. Barril, 54 Independent Chief Operating Officer, SBM Offshore, N.V.	2017	• Audit • Transition (Chair)	• None
John F. Bookout, III, 65 Independent Partner, Apollo Global Management, LLC	2006	• Governance	• None
David Dickson, 51 President, Chief Executive Officer, McDermott	2013	• Transition	• None
L. Richard Flury, 71 Independent Chief Executive Officer, Gas Power & Renewables, BP p.l.c. (retired)	2018	• Compensation • Governance (Chair)	• Callon Petroleum Corporation
W. Craig Kissel, 68 Independent President, Commercial Systems, Trane, Inc. (retired)	2018	• Compensation (Chair)	• Watts Water Technologies
Gary P. Luquette, 63 Independent President, Chief Executive Officer, Frank's International N.V. (retired) Non-Executive Chair of the McDermott Board	2013	• Compensation • Transition	• Southwestern Energy Company • Apergy Corporation
James H. Miller, 70 Independent Chairman, PPL Corporation (retired)	2018	• Governance	• AES Corporation • Crown Holdings, Inc.
William H. Schumann, III, 68 Independent Executive Vice President, FMC Technologies, Inc. (retired)	2012	• Audit (Chair)	• Avnet, Inc.
Mary L. Shafer-Malicki, 58 Independent Senior Vice President, Chief Executive Officer, BP Angola (retired)	2011	• Compensation • Governance	• Wood PLC • QEP Resources, Inc.
Marsha C. Williams, 68 Independent Senior Vice President, Chief Financial Officer, Orbitz Worldwide, Inc. (retired)	2018	• Audit	• Fifth Third Bancorp • Modine Manufacturing Company, Inc.

CURRENT BOARD SNAPSHOT

BOARD INDEPENDENCE

10 Independent Directors

In accordance with our Corporate Governance Guidelines, **10** of our **11** directors are independent, including the Chair of the Board.

TENURE BALANCE



2
8 years
or more

1
1 to 4
years

3
5 to 7
years

5
less than
1 year

Our Board is appropriately refreshed, and our directors bring a balance of experience and fresh perspectives.

RELEVANT SKILLS AND EXPERIENCE



11 Executive Leadership

11 Energy/Oilfield Services

9 Other Public Company Board Experience

6 Experience with Core Customers

10 International Operations

7 Financial Oversight Responsibilities

10 Corporate Governance

Our directors bring leadership experience in fields relevant to McDermott.

CORPORATE GOVERNANCE HIGHLIGHTS

McDermott's Board has implemented policies and structures that we believe are among best practices in corporate governance. The Corporate Governance section of this proxy statement beginning on page 14 describes our governance framework, which includes the following:

CURRENT BOARD AND GOVERNANCE INFORMATION

11	**10**	**11**	**72**	**63**
Size of Board	Number of Independent Directors	Board Meetings Held in 2018	Mandatory Retirement Age	Average Age of Directors

✔ Separate Chair and CEO
✔ Annual Board and Committee Evaluations
✔ Independent Directors Meet in Executive Sessions
✔ Board Orientation
✔ Succession Planning Oversight
✔ Board Risk Oversight

✔ Code of Conduct for Directors, Officers and Employees
✔ Stock Ownership Guidelines for Directors and Executive Committee, or EXCOM, Members
✔ Anti-Hedging and Pledging Policies
✔ Clawback Policy and Forfeiture Provisions
✔ Stockholder Outreach Program

ITEM 2

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

We recommend that you review our Compensation Discussion & Analysis beginning on page 42, which explains in greater detail the philosophy of the Compensation Committee and its actions and decisions in 2018 regarding our compensation programs. While the outcome of this proposal is non-binding, the Board and Compensation Committee will consider the outcome of the vote when making future compensation decisions.

✅ The Board recommends a vote **FOR** this proposal.	🔲 Page 42

2018 POST-COMBINATION OPERATING STRATEGY

On May 10, 2018, McDermott completed its combination (the "Combination") with Chicago Bridge & Iron Company N.V. ("CB&I"). The completion of the Combination represented the culmination of a multi-year process through which McDermott's Board of Directors and executive management team considered both organic and inorganic strategies to increase the size and scale of the organization. The result of the Combination is the creation of a transformed company: a premier, fully integrated, global engineering, procurement, construction and installation ("EPCI") provider, with product solutions spanning onshore and offshore from concept to commissioning. Today, we are a fundamentally different and much larger company as compared to where we were at the end of 2017, with significant earnings potential as provided below:



REVENUES
$ in billions

▲ **123%**

2017: $3.0 | 2018: $6.7



BACKLOG
$ in billions

▲ **179%**

2017: $3.9 | 2018: $10.9



ORDER INTAKE
$ in billions

▲ **115%**

2017: $2.6 | 2018: $5.6

Under the continued leadership of our President and Chief Executive Officer, David Dickson, our post-Combination 2018 operating strategy was to pioneer a new kind of company, with a focus on the following strategic objectives:



Integrate
Complete the integration with CB&I successfully to establish a top tier, vertically integrated engineering, procurement and construction company, competitively differentiated in technology, customer relationships, culture and geographic footprint



Drive
Drive savings throughout the organization and embody a best in class culture, with a focus on achieving synergy savings via the Combination Profitability Initiative, or CPI



Position
Develop strategy to position McDermott for future growth by capitalizing on a robust revenue opportunity pipeline and growing end markets



Discipline
Exercise disciplined bidding through thorough evaluation and assessment of project risk profiles



Execute
Deliver excellence in execution through implementation of the One McDermott Way

2018 EXECUTIVE COMPENSATION HIGHLIGHTS

COMPENSATION PHILOSOPHY

The Compensation Committee is committed to targeting reasonable and competitive total direct compensation, or "TDC", for our NEOs, with a significant portion of that compensation being performance based. Our compensation programs are designed to align with and drive achievement of our business strategies and provide competitive opportunities. Accordingly, achievement of most of those opportunities depends on the attainment of performance goals and/or stock price performance. McDermott's compensation programs are designed to provide compensation that:

☑	☑	☑
Attracts, motivates and retains high-performing executives	Provides performance-based incentives to reward achievement of short and long-term business goals and strategic objectives while recognizing individual contributions	Aligns the interests of our executives with those of our stockholders

The Compensation Committee has designed and administered compensation programs aligned with this philosophy and is committed to continued outreach to stockholders to understand and address comments on our compensation programs.

2018 COMPENSATION PROGRAM

Reflecting this philosophy, our NEO compensation arrangements in 2018 provided for the continuing use of three elements of TDC: annual base salary; annual incentive provided under our Executive Incentive Compensation Plan, or EICP; and long-term incentives, or LTI.

In consideration of the anticipated Combination, in making compensation decisions for 2018, the Compensation Committee bifurcated the year into pre-Combination and post-Combination periods. For the pre-Combination period, the Compensation Committee deferred any significant changes to the elements of executive officer target TDC. Instead, the Compensation Committee generally maintained consistency with 2017 compensation levels for each element of target TDC, but only awarded 50% of 2017 target LTI award values, in the form of Restricted Stock Units, for the pre-Combination period.

Following the completion of the Combination, the newly constituted Compensation Committee, which now includes former CB&I directors as members, met to consider executive officer compensation. In determining the appropriate plan design and levels of compensation, the Compensation Committee took into consideration a number of factors, including the significantly increased size and scale, newly established operating strategy and short- and long-term goals of McDermott. As a result of this review, the Compensation Committee approved the following elements of executive officer compensation:

POST-COMBINATION PERIOD

Annual Base Salary	EICP	LTI
Annual base salary increases provided to align with market median	• Adjusted Operating Income and Adjusted Free Cash Flow Identified as Financial Performance Metrics • Target EICP award increases provided to align with market median	• 50% of 2018 Target LTI Awarded as Performance Units • Additional Restricted Stock Units awarded to achieve 50% of 2018 Target LTI • Target LTI award value increases to align with market median

In selecting performance metrics and performance levels for the elements of annual and long-term compensation for both the pre- and post-Combination periods, the Compensation Committee sought to support McDermott's strategic and financial goals and drive the creation of stockholder value. Specifically, the Compensation Committee considered McDermott's strategic objectives in determining financial metrics for executive compensation, as set forth below.

> **Performance metrics and performance levels used within elements of annual and long-term compensation are designed to support our strategic and financial goals and drive the creation of stockholder value**

	Strategic Objective	**Performance Metric**
2018 EXECUTIVE INCENTIVE COMPENSATION PLAN	**Integrate & Execute** Drive profitability via improved project execution	Adjusted Operating Income
	Drive Prioritize liquidity needs	Adjusted Free Cash Flow
2018 LONG-TERM INCENTIVE PLAN — PERFORMANCE UNITS	**Position** Support future business	Order Intake
	Integrate, Discipline & Execute Generate returns for stockholders	Relative Total Shareholder Return

As a result of the Compensation Committee's actions, the post-Combination mix of target TDC for Mr. Dickson for 2018 is shown in the chart below:

CEO 2018 POST-COMBINATION TARGET TOTAL DIRECT COMPENSATION



77%
Long-Term Incentives, or LTI

Variable compensation designed to align interests of executives with those of our stockholders with a focus on long-term performance results

10%
Annual Base Salary

Fixed cash compensation recognizing an executive officer's experience, skill and performance

13%
Annual Incentive, or EICP

Variable compensation designed to reward achievement of short-term business goals and strategic objectives, while recognizing individual contributions

90%
At Risk

ITEM 3

RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS

Our Board of Directors has ratified our Audit Committee's appointment of Ernst & Young LLP as McDermott's independent registered public accounting firm for the year ending December 31, 2019, and, as a matter of good governance, we are seeking stockholder ratification of that appointment.

✅ The Board recommends a vote **FOR** this proposal. 　　　　　　　 ▶ Page 75

ITEM 4

APPROVAL OF THE 2019 McDERMOTT INTERNATIONAL, INC. LONG-TERM INCENTIVE PLAN

We are asking our stockholders to approve the 2019 McDermott International, Inc. Long-Term Incentive Plan (the "2019 LTIP") to replace the 2016 McDermott International, Inc. Long-Term Incentive Plan (the "2016 LTIP") and the Chicago Bridge & Iron 2008 Long-Term Incentive Plan (the "CB&I LTIP"). On February 27, 2019, our Board of Directors adopted, subject to stockholder approval, the 2019 LTIP and reserved 2,475,000 million shares for issuance pursuant to awards that may be made thereunder. A total of 630,788 shares remain available for issuance under the 2016 LTIP, and 2,057,669 shares remain available for issuance under the CB&I LTIP, in each case as of March 11, 2019. The 2019 LTIP would also provide certain updates and governance-related enhancements, as described below under "Approval of the 2019 LTIP (Item 4)". The proposed adoption of the 2019 LTIP will allow us to continue to fully utilize equity incentive compensation as a means of aligning the interests of participants with those of our stockholders and providing participants with further incentives for outstanding performance. As a result, we believe strongly that the adoption of the 2019 LTIP is important to our ability to recruit and retain executive officers, directors and key employees with outstanding ability and experience essential to our long-term growth and financial success.

✅ The Board recommends a vote **FOR** this proposal. 　　　　　　　 ▶ Page 79

Table of Contents

Corporate Governance

INTRODUCTION

Our Board of Directors maintains a strong commitment to corporate governance and has implemented policies and procedures that we believe are among the best practices in corporate governance.

We maintain a corporate governance section on our Web site which contains copies of our principal governance documents. The corporate governance section, which may be found at *www.mcdermott.com* under "INVESTORS – Corporate Governance," contains the following documents:

- Amended and Restated Articles of Incorporation (our "Articles of Incorporation")
- Amended and Restated By-Laws (our "By-Laws")
- Corporate Governance Guidelines
- Code of Ethics for CEO and Senior Financial Officers
- Board of Directors Conflicts of Interest Policies and Procedures
- Audit Committee Charter
- Compensation Committee Charter
- Governance Committee Charter

In addition, our Code of Business Conduct may be found on the corporate governance section of our Web site.

ITEM 1

ELECTION OF DIRECTORS

Unless otherwise directed, the persons named as proxies on the enclosed proxy card intend to vote "FOR" the election of each of the nominees. If any nominee should become unavailable for election, the shares will be voted for such substitute nominee as may be proposed by our Board of Directors. However, we are not aware of any circumstances that would prevent any of the nominees from serving.

☑ Our Board of Directors recommends that stockholders vote **FOR** each of the nominees named below.

ELECTION PROCESS

Our Articles of Incorporation provide that, at each annual meeting of stockholders, all directors shall be elected annually for a term expiring at the next succeeding annual meeting of stockholders or until their respective successors are duly elected and qualified. Accordingly, on the nomination of our Board, Forbes I.J. Alexander, Philippe C. Barril, John F. Bookout, III, David Dickson, L. Richard Flury, W. Craig Kissel, Gary P. Luquette, James H. Miller, William H. Schumann, III, Mary L. Shafer-Malicki and Marsha C. Williams will stand for reelection as directors at this year's Annual Meeting, each for a term extending until our 2020 Annual Meeting of Stockholders.

Our By-Laws provide that (1) a person shall not be nominated for election or reelection to our Board of Directors if such person shall have attained the age of 72 prior to the date of election or reelection, and (2) any director who attains the age of 72 during his or her term shall be deemed to have resigned and retired at the first Annual Meeting following his or her attainment of the age of 72. Accordingly, a director nominee may stand for election if he or she has not attained the age of 72 prior to the date of election or reelection.

2019 NOMINEES

In nominating individuals to become members of the Board of Directors, the Governance Committee considers the experience, qualifications, attributes and skills of each potential member. Each nominee brings a strong and unique background and set of skills to the Board, giving the Board, as a whole, competence and experience in a wide variety of areas. The Governance Committee and the Board of Directors considered the following information, including the specific experience, qualifications, attributes or skills of each individual, in concluding each was an appropriate nominee to serve as a member of our Board for the term commencing at this year's Annual Meeting (ages are as of May 2, 2019).



FORBES I. J. ALEXANDER Executive Vice President, Jabil, Inc.

Age	Director Since	Committee Assignments
58	2018	• Audit Committee

Professional Highlights
- Jabil, Inc., a product solutions company providing design, manufacturing, supply chain and product management services across various industries
  - Executive Vice President (2018 – Present)
  - Chief Financial Officer (2004 – 2018)
  - Treasurer (1996 – 2004)
  - Assistant Treasurer (1996)
  - Controller, Scotland operations (1993 – 1996)

Former Public Company Directorships
- Director, Chicago Bridge & Iron Company N.V. (May 2017 – May 2018)



The Board of Directors is nominating Mr. Alexander in consideration of his extensive executive leadership experience and financial knowledge, having worked as a financial officer within various types of companies over the course of his career.



PHILIPPE C. BARRIL Chief Operating Officer, SBM Offshore N.V.

Age	Director Since	Committee Assignments
54	2017	• Audit Committee
		• Transition Committee (Chair)

Professional Highlights
- SMB Offshore N.V., a provider of floating production solutions to the offshore energy industry
  - Chief Operating Officer (March 2015 – Present)
  - Member of Management Board (April 2015 – Present)
- Technip, S.A., a provider of project management, engineering and construction services for the energy industry
  - President and Chief Operating Officer (January 2014 – January 2015)
  - Executive Vice President and Chief Operating Officer, Onshore and Offshore (September 2011 – December 2013)
  - Senior Vice President, Offshore, Technip France (June 2010 – September 2011)
  - Senior Vice President, Offshore & Onshore Product Lines and Technologies, Technip France (November 2009 – May 2010)
- Managing Director, Entrepose Contracting, EPC contractor for the energy industry (2007 – 2009)



The Board of Directors is nominating Mr. Barril in consideration of his executive leadership and international operations experience within the oilfield engineering and construction industry.



JOHN F. BOOKOUT, III   Partner, Apollo Global Management, LLC

Age	Director Since	Committee Assignments
65	2006	• Governance Committee

Professional Highlights
- Apollo Global Management, LLC, a global investment management firm
  - Partner (June 2016 – Present)
  - Senior Advisor (October 2015 – June 2016)
- Kohlberg Kravis Roberts & Co., a private equity firm
  - Managing Director of Energy and Infrastructure (March 2008 – June 2015)
- McKinsey & Company, a global management consulting firm (1978 – 2008)
  - Managing Partner and Head of North American and European Energy Practices, responsible for McKinsey's 17 global industry practices
  - Held various other senior leadership positions

Former Public Company Directorships
- Director, Tesoro Corporation (2006 – 2010)



The Board of Directors is nominating Mr. Bookout in consideration of his broad executive leadership experience within the oil and gas exploration and development industry and the petroleum refining and marketing industry and his experience in private equity and finance.



DAVID DICKSON   President and Chief Executive Officer

Age	Director Since	Committee Assignments
51	2013	• Transition Committee

Professional Highlights
- McDermott International, Inc.
  - President and Chief Executive Officer (December 2013 – Present)
  - Executive Vice President and Chief Operating Officer (October 2013 – December 2013)
- Technip, S.A., a provider of project management, engineering and construction services for the energy industry
  - President of Technip U.S.A. Inc., with oversight responsibilities for all of Technip's North American operations and for certain operations in Latin America (September 2008 – October 2013)



The Board of Directors is nominating Mr. Dickson in consideration of his position as our President and Chief Executive Officer, his extensive executive leadership experience in and significant knowledge of the offshore oilfield engineering and construction business, and his broad understanding of the expectations of our core customers.



L. RICHARD FLURY Former Chief Executive Officer of Gas, Power & Renewables, BP p.l.c.

Age	**Director Since**	**Committee Assignments**
71	2018	• Governance Committee (Chair)
		• Compensation Committee

Professional Highlights
- BP p.l.c., an oil and natural gas exploration, production, refining and marketing company
  - Chief Executive Officer, Gas, Power & Renewables (1998 – retirement in 2001)
  - Executive Vice President, Exploration & Production Sector, Amoco Corp. (acquired by BP p.l.c. in 1998) (1996 – 1998)
  - Various other executive roles, Amoco Corp. (1988 – 1996)

Current Public Company Directorships
- Director, Callon Petroleum Corporation, an independent oil and natural gas company focused on the acquisition, exploration and development of assets in the Permian Basin (2004 – Present)—*Audit, Compensation and Strategic Planning & Reserves Committees*

Former Public Company Directorships
- Director, Chicago Bridge & Iron Company N.V. (2003 – May 2018)
- Director, QEP Resources, Inc. (June 2010 – May 2015)



The Board of Directors is nominating Mr. Flury in consideration of his extensive experience in serving in executive and director capacities at several public companies, knowledge of the energy industry, knowledge of international business and financial adeptness.



W. CRAIG KISSEL Former President of Commercial Systems, Trane, Inc.

Age	**Director Since**	**Committee Assignments**
68	2018	• Compensation Committee (Chair)

Professional Highlights
- Trane, Inc. (a subsidiary of Ingersoll-Rand plc and successor to American Standard Companies), global manufacturer of heating, ventilating and air conditioning systems and building management systems and controls
  - President, Commercial Systems (2003 – retirement in 2008)
  - President, American Standard's Vehicle Control Systems, Belgium (1998 – 2003)
  - Various other executive roles since 1980, including President of WABCO Vehicle Control Systems from (1998 – 2003), President, North American Unitary Products Group (1994 – 1997), Vice President, Marketing, North American Unitary Products Group (1992 – 1994)

Current Public Company Directorships
- Director, Watts Water Technologies, Inc. (since 2011)—*Chairman of the Board, Nominating & Corporate Governance Committee*

Former Public Company Directorships
- Director, Chicago Bridge & Iron Company N.V. (2009 – May 2018)



The Board of Directors is nominating Mr. Kissel in consideration of the breadth of his experience as a division president of a public company and as a public company director, his knowledge of international business and technological expertise.



GARY P. LUQUETTE   Non-Executive Chair of the Board
Former President and Chief Executive Officer, Frank's International N.V.

Age	Director Since	Committee Assignments
63	2013	• Compensation Committee
		• Transition Committee

Professional Highlights

- Frank's International N.V., a global provider of engineered tubular services to the oil and gas industry
  - President and Chief Executive Officer (January 2015 – November 2016), and Special Advisor (November 2016 – retirement in December 2016)
  - Member of Supervisory Board (November 2013 – May 2017)
- Chevron Corporation (1978 – September 2013)
  - President, Chevron North America Exploration and Production (2006 – September 2013)
  - Held several other key exploration and production senior leadership positions in Europe, California, Indonesia and Louisiana, including Managing Director of Chevron Upstream Europe, Vice President, Profit Center Manager, Advisor and Engineer

Current Public Company Directorships

- Director, Southwestern Energy Company, an independent energy company engaged in natural gas and oil exploration, development and production, natural gas gathering and marketing (since 2017) — *Health, Safety, Environment and Corporate Responsibility Committee*
- Director, Apergy Corporation, a provider of highly engineered technologies that help companies drill for and produce oil and gas around the world (since 2018) — *Compensation Committee (Chair), Governance and Nominating Committee*

Former Public Company Directorships

- Director, Frank's International N.V. (2013—2017)



The Board of Directors is nominating Mr. Luquette in consideration of his extensive senior management, operational and international experience in the global oil and gas exploration and production industry and the oilfield services industry.



JAMES H. MILLER Former Chairman, PPL Corporation

Age	Director Since	Committee Assignments
70	2018	• Governance Committee

Professional Highlights
- PPL Corporation, a provider of energy services across the United States and the United Kingdom
  - Chairman (2006 – retirement in 2012)
  - President and Chief Executive Officer (2006 – 2011)
  - Various other management roles, including Executive Vice President and Chief Operating Officer (2004 – 2005)
- USEC, Inc. (renamed Centrus Energy Corp. in 2014), a global uranium fuel supplier for commercial nuclear power plants
  - Executive Vice President (1999 – 2001)
  - Vice President, Production (1995 – 1999)

Current Public Company Directorships
- Director, AES Corporation, global power company (since 2013) — *Compensation Committee (Chair), Financial Audit Committee Strategy and Investment Committee*
- Director, Crown Holdings, Inc., a global supplier of packaging products to consumer marketing companies (since 2010)— *Nominating and Corporate Governance Committee*

Former Public Company Directorships
- Director, Chicago Bridge & Iron Company N.V. (2014 – May 2018)
- Director, Rayonier Advanced Materials, Inc. (Rayonier, Inc. prior to 2014 spin-off) (2011–2015)


The Board of Directors is nominating Mr. Miller in consideration of his vast experience in executive leadership and as a public company director and his broad knowledge of international operations and the energy industry.

 **WILLIAM H. SCHUMANN, III** Former Executive Vice President, FMC Technologies, Inc.

Age	**Director Since**	**Committee Assignments**
68	2012	• Audit Committee (Chair)

Professional Highlights
- FMC Technologies, Inc., a global provider of technology solutions for the energy industry, and its predecessor, FMC Corporation (1981 – August 2012)
  - Executive Vice President (2005 – retirement in August 2012)
  - Chief Financial Officer (2001 – 2011)
  - Chief Financial Officer, FMC Corporation (1999 – 2001)
  - Vice President, Corporate Development (1998 – 1999)
  - Various other management positions, including: Vice President and General Manager, Agricultural Products Group (1995 – 1998); Regional Director, North America Operations, Agricultural Products Group from (1993 – 1995); Executive Director of Corporate Development (1991 – 1993)

Current Public Company Directorships
- Director, Avnet, Inc., an industrial distributor of electronic components and products (since 2010) — *Non-Executive Chairman of the Board (2012 - 2018) and Audit Committee*

Former Public Company Directorships
- Director, Andeavor (prior to August 2017, named Tesoro Corporation) (2016–2018)
- Director, AMCOL International Corporation (2012–2014)
- Director, URS Corporation (March 2014–October 2014)
- Director, UAP Holding Corp. (2005–2008)



The Board of Directors is nominating Mr. Schumann in consideration of his valuable experience acquired from serving in several executive leadership and board positions at public companies within the energy industry and his broad knowledge in the areas of accounting, auditing and financial reporting.



MARY L. SHAFER-MALICKI Former Senior Vice President and Chief Executive Officer of BP Angola, BP p.l.c.

Age	Director Since	Committee Assignments
57	2011	• Compensation Committee
		• Governance Committee

Professional Highlights
- BP p.l.c., an oil and natural gas exploration, production, refining and marketing company
  - Senior Vice President and Chief Executive Officer, BP Angola (July 2007 – retirement in March 2009)
  - Chief Operating Officer, BP Angola (January 2005 – June 2007)
  - Held several other executive leadership positions with BP p.l.c. and Amoco Corp. (acquired by BP p.l.c. in 1998), including, Director General of BP Vietnam, from 2003 to 2004

Current Public Company Directorships
- Director, Wood PLC, a leading independent services provider for the oil and gas and power generation markets (since 2012) — *Nomination and Remuneration Committees, and Safety & Assurance Committee*
- Director, QEP Resources, Inc., an energy company specialized in natural gas and oil exploration (since 2017) — *Audit and Governance Committees*

Former Public Company Directorships
- Director, Ausenco Limited (2011–2016)



The Board of Directors is nominating Ms. Shafer-Malicki in consideration of her diverse experience in the upstream energy and supporting infrastructure businesses and her significant international operations experience, having served in executive and director roles for public companies in Europe, the Asia Pacific region and Africa.



MARSHA C. WILLIAMS Former Senior Vice President and Chief Financial Officer, Orbitz Worldwide, Inc.

Age	Director Since	Committee Assignments
67	2018	• Audit Committee

Professional Highlights
- Senior Vice President and Chief Financial Officer, Orbitz Worldwide, Inc. (acquired by Expedia, Inc. in 2015), a global online travel company (2007 — retirement in 2010)
- Executive Vice President and Chief Financial Officer, Equity Office Properties Trust, publicly held office building owner and manager (2002–2007)
- Chief Administrative Officer, Crate & Barrel, global home furnishings retailer (1998–2002)
- Treasurer, Amoco Corp. (acquired by BP p.l.c. in 1998), an oil and natural gas exploration, production, refining and marketing company (1993–1998)
- Director, Davis Funds, an independent investment management firm (since 1999)

Current Public Company Directorships
- Director, Modine Manufacturing Company, Inc., a global provider of thermal management systems and components (since 1999)—*Lead Director, Nominating and Governance Committee*
- Director, Fifth Third Bancorp, a diversified financial services company (since 2008) — *Lead Director, Finance, Nominating and Corporate Governance*

Former Public Company Directorships
- Director, Chicago Bridge and Iron Company N.V. (1997–May 2018)



The Board of Directors is nominating Ms. Williams in consideration of her significant experience gained from serving in executive leadership and board positions at public companies and her extensive knowledge in the areas of accounting, auditing and financial reporting.

SUMMARY OF DIRECTOR NOMINEES' QUALIFICATIONS AND EXPERIENCE

The following table illustrates the breadth and variety of business and other experience that each of our director nominees brings to McDermott.

Experience/Skill	Alexander	Barril	Bookout	Dickson	Flury	Kissel	Luquette	Miller	Schumann	Shafer-Malicki	Williams
EXECUTIVE LEADERSHIP Necessary for an understanding of management's role and responsibilities and the challenges management must address so as to be able to evaluate management's performance	•	•	•	•	•	•	•	•	•	•	•
ENERGY/OILFIELD SERVICES An understanding of our industry is important so that the Board can independently assess our strategy, management's progress in achieving the strategy and appropriate oversight of our business and operations	•	•	•	•	•	•	•	•	•	•	•
PUBLIC COMPANY BOARD Important to an understanding of the Board's role as it relates to that of management	•		•	•	•	•	•	•	•		•
EXPERIENCE WITH CORE CUSTOMERS Knowledge of and experience with our core customers is important for achieving our strategic goals and assessing project development and opportunities for growth	•	•	•	•	•	•	•	•	•	•	•
INTERNATIONAL OPERATIONS Important to assessing risks and business strategy in countries in which we operate	•	•	•	•	•	•	•	•	•	•	•
FINANCIAL OVERSIGHT RESPONSIBILITIES Important to understand the complexities of financial reporting, internal controls and the regulatory environment applicable to publicly traded companies	•	•	•					•	•	•	•
CORPORATE GOVERNANCE Necessary to understand directors' duties and the system of governance checks and balances under which a public company operates	•	•	•	•	•	•	•	•	•	•	•

DIRECTOR QUALIFICATIONS

Our Governance Committee has determined that a candidate for election to our Board of Directors must meet specific minimum qualifications. Each candidate should:

- have a record of integrity and ethics in his/her personal and professional life;
- have a record of professional accomplishment in his/her field;
- be prepared to represent the best interests of our stockholders;
- not have a material personal, financial or professional interest in any competitor of ours; and
- be prepared to participate fully in Board activities, including (in the case of a non-executive director) active membership on at least one Board committee and attendance at, and active participation in, meetings of the Board and the committee(s) of which he or she is a member, and not have other personal or professional commitments that would, in the Governance Committee's sole judgment, interfere with or limit his or her ability to do so.

Our Corporate Governance Guidelines place limits on the number of boards on which McDermott directors may serve. Such limits provide that any director who is a chief executive officer or other senior executive of a public company should serve on no more than two public company boards, and any other director should serve on no more than three public company boards, in both instances including the McDermott Board. Any proposed service in excess of these limits will be considered on a case by case basis.

In addition, the Governance Committee also considers it desirable that candidates contribute positively to the collaborative culture among Board members and possess professional and personal experiences and expertise relevant to our business and industry. The Governance Committee solicits ideas for possible candidates from a number of sources, including independent director candidate search firms, members of the Board and our senior level executives.

The Board recognizes the benefits of a diversified board and believes that any search for potential director candidates should consider diversity as to gender, race, ethnic background and personal and professional experiences. Additionally, our Corporate Governance Guidelines provide that any independent director search firm retained to assist the Governance Committee in identifying director candidates shall seek to include diverse candidates in terms of race, ethnic background and gender.

DIRECTOR INDEPENDENCE

The New York Stock Exchange ("NYSE") listing standards require our Board of Directors to be comprised of at least a majority of independent directors. Our Corporate Governance Guidelines require that, with the exception of the Chief Executive Officer, the Board be comprised entirely of independent directors. For a director to be considered independent, our Board must determine that the director does not have any direct or indirect material relationship with us. To assist it in determining director independence, and as permitted by NYSE rules then in effect, the Board previously established categorical standards which conform to, or are more exacting than, the independence requirements in the NYSE listing standards. These standards are contained in our Corporate Governance Guidelines, which can be found on our Web site at *www.mcdermott.com* under "INVESTORS – Corporate Governance."

Based on these independence standards, our Board of Directors has affirmatively determined that the following directors are independent and meet our categorical independence standards:

| Forbes I.J. Alexander | John F. Bookout, III | W. Craig Kissel | James H. Miller | Mary L. Shafer-Malicki |
| Philippe C. Barril | L. Richard Flury | Gary P. Luquette | William H. Schumann, III | Marsha C. Williams |

In determining the independence of the directors, our Board considered ordinary course transactions between us and other entities with which the directors are associated, none of which were determined to constitute a material relationship with us. Messrs. Alexander, Barril, Bookout, Flury, Kissel, Luquette and Schumann have no relationship with McDermott, except as a director and stockholder. Mr. Miller, Ms. Shafer-Malicki and Ms. Williams are directors of entities with which we transact business in the ordinary course. Our Board also considered contributions by us to charitable organizations with which the directors were associated. No director is related to any executive or significant stockholder of McDermott, nor is any director, with the exception of Mr. Dickson, a current or former employee of McDermott.

DIRECTOR NOMINATIONS

Any stockholder may nominate one or more persons for election as one of our directors at the annual meeting of stockholders if the stockholder complies with the notice, information and consent provisions contained in our By-Laws. See "Stockholders' Proposals" in this proxy statement and our By-Laws, which may be found on our Web site at *www.mcdermott.com* at "INVESTORS – Corporate Governance."

The Governance Committee will consider candidates identified through the processes described above and will evaluate the candidates, including incumbents, based on the same criteria. The Governance Committee also takes into account the contributions of incumbent directors as Board members and the benefits to us arising from their experience on the Board. Although the Governance Committee will consider candidates identified by stockholders, the Governance Committee has sole discretion whether to recommend those candidates to the Board.

THE BOARD'S ROLE AND RESPONSIBILITIES

OVERVIEW

The Board's Key Responsibilities include:



- Establishing the appropriate "Tone at the Top"
- Choosing and monitoring performance of the CEO and establishing succession plans
- Determining executive compensation
- Setting standards for and monitoring compliance; responding appropriately to "red flags"
- Interviewing and nominating director candidates and monitoring the board's performance
- Overseeing relations with governments, communities and other constituents

Our Board of Directors oversees, monitors and directs management in the long-term interests of McDermott and our stockholders

- Approving our long-term strategy and annual operating plan; monitoring performance and providing advice to management
- Determining risk appetite; setting standards for managing risk; monitoring risk management
- Setting standards for corporate social responsibility and monitoring compliance
- Evaluating any proposed transaction that creates a seeming conflict between the best interests of stockholders and those of management
- Reviewing corporate governance guidelines and committee charters

THE BOARD'S ROLE IN RISK OVERSIGHT

As part of its oversight function, the Board is actively involved in overseeing risk management through our Enterprise Risk Management ("ERM") program, which includes periodic reporting through an area and corporate ERM structure. In connection with the ERM program, the Board exercises its oversight responsibility with respect to key external, strategic, operational and financial risks and discusses the effectiveness of current efforts to mitigate certain focus risks as identified by senior management and the Board through anonymous risk surveys.

BOARD AND COMMITTEES RISK OVERSIGHT RESPONSIBILITIES

FULL BOARD

Although the Board is ultimately responsible for risk oversight, the Board is assisted in discharging its risk oversight responsibility by the Audit, Compensation and Governance Committees. Each committee oversees management of risks, including, but not limited to, the areas of risk summarized below, and periodically reports to the Board on those areas of risk:

Audit Committee

Oversees management of risks related to our financial statements and the financial reporting process

Compensation Committee

Oversees management of risks related to our compensation policies and practices applicable to executives, employee benefit plans and the administration of equity plans

Governance Committee

Oversees management of risks related to succession planning for the Chief Executive Officer and other members of executive management and our Ethics and Compliance Program (excluding responsibilities assigned to the Audit Committee)

At their respective November 2018 meetings, each committee undertook an assessment of those areas of risk oversight that were delegated to it and provided a report to the Board. Also, at its November 2018 meeting, the Board received an ERM report and performed an assessment and review of the risks described in that report that were not delegated to the committees.

Regarding risks relating to the design of our compensation programs, the Compensation Committee, with assistance from its independent compensation consultant, Meridian Compensation Partners, LLC, regularly reviews and assesses our compensation policies and practices to ensure that they are appropriate in terms of the level of risk-taking and in line with our business strategies and the interests of our stockholders. The Compensation Committee has designed our compensation programs to encourage performance focused on long-term stockholder value, promote company growth and allow for appropriate levels of risk-taking but to discourage excessive risk-taking. Based on the findings of the risk assessment performed at its November 2018 meeting, the Compensation Committee concluded that the risks arising from our compensation policies and practices are aligned with stockholders' interests and are not reasonably likely to have a materially adverse impact on us.

STOCKHOLDER ENGAGEMENT

In an effort to continuously improve our governance and compensation practices, our Board is firmly committed to constructive engagement with our stockholders and regularly reviews and responds to their expressed views.

STOCKHOLDER OUTREACH PROGRAM

Objective	>	**Outreach**	>	**Discussion**	>	**Feedback**	>	**Results**
In 2015, our Board established a formal and extensive shareholder outreach program, under which members of our Board and/or executive management team solicit feedback from our stockholders on our governance processes and compensation programs.		In both the spring and fall of each year, we typically reach out to stockholders representing approximately 40% of our outstanding shares of common stock and other stakeholders to discuss their perspectives on corporate governance and compensation matters.		In person or telephonic meetings have been led by either our Governance Committee Chair or Compensation Committee Chair. In 2018, based on improvements to our governance and compensation programs and positive say-on-pay results since 2016, no meetings were requested by stockholders to discuss those programs, which we believe is an indication of our stockholders' support of our current governance and compensation framework.		This engagement process has provided us with constructive stockholder feedback on governance and compensation topics, such as board refreshment, board evaluations, annual and long-term incentive programs and disclosure around our executive compensation programs.		Each year, our Board considers the say on pay vote result and the matters discussed during the stockholder and stakeholder outreach efforts conducted during the year in considering any changes or enhancements to our governance and compensation practices.

The Board places considerable weight on stockholder feedback in making decisions impacting our governance processes and compensation programs. Over the past four years, this increased dialogue with our stockholders has led to meaningful changes in our corporate governance, environmental, social and executive compensation policies and practices, such as those highlighted below.



Enhancements to our practices and policies

 Governance:

- Maintaining a Separate Chair of the Board and CEO
- Maintaining a Board comprised of all independent directors, except our CEO
- Engaging an independent third-party facilitator to conduct the annual Board and Committee evaluations every few years or as needed
- Adoption of limits on the number of outside boards on which our directors may serve
- Maintaining a commitment to Board refreshment

 Social & Environmental:

- Increasing disclosures on our corporate social responsibility and sustainability activities
- Establishing a formal CSR Corporate Steering Committee and a Global Coordination Team to more closely align CSR activities to our business objectives
- Taking steps to align our CSR framework to the ISO 26000:10 standard, which provides guidance to assess and address social responsibilities that are relevant and significant to McDermott's: mission and vision; operations and processes; customers, employees, communities and other stakeholders; and environmental impact

 Compensation:

- Enhancing transparency in proxy statement disclosures regarding compensation matters, including disclosing specific targets of our compensation programs and how they tie to our strategy
- Including a relative metric for long-term incentive plan awards
- Requiring double-trigger vesting of equity awards upon a change in control
- Introduction of a competitor peer group for performance-based equity awards
- Appropriate revisions to our compensation peer groups

BOARD REFRESHMENT AND SUCCESSION PLANNING

We are committed to a strong board refreshment process. As part of our commitment to board refreshment we impose a mandatory director retirement age of 72, require Committee Chairs to rotate after five years of service and annually review committee composition and individual director skills and qualifications. Further, our Governance Committee, typically with the assistance of a third party search firm, identifies and considers new director candidates who have expertise that would complement and enhance the current Board's skills and experience. Additionally, with the closing of the Combination in May 2018, we welcomed five new, experienced and qualified members to our Board. Our commitment to board refreshment has resulted in a Board with a well-balanced tenure.

DIRECTOR SUCCESSION PLANNING PROCESS

Succession Planning 	Identification of Candidates 	Meeting with Candidates 	Decision and Nomination
The Governance Committee implements an ongoing succession planning process, seeking out director candidates to join our Board in light of the emerging needs of our business and our current Board's composition.	To ensure a robust search process and access to a wide range of qualified candidates, the Governance Committee works closely with an independent search firm to identify and evaluate director candidates in light of our Board's structure, tenure and qualifications.	Potential director candidates are interviewed by our Chair of the Board, CEO, the Governance Committee and other available directors.	The Governance Committee recommends to the full Board for nomination those director candidates with the skills and experience that would most benefit the current Board and best serve the interests of McDermott and its stockholders.

 **Voting**

The Director nominees stand for election or reelection to the Board by our stockholders at the Annual Meeting, each for a term extending until the next year's Annual Meeting of Stockholders.

BOARD AND COMMITTEE EVALUATIONS

Our Board recognizes the critical role of annual Board and committee evaluations in ensuring the Board and each committee are functioning effectively. The Governance Committee annually reviews the Board and committee evaluation process in consideration of recent best practices and input from the directors. To that end, and in response to stockholder input received through our stockholder outreach efforts, the Governance Committee enhanced the evaluation process by utilizing a third party to help conduct the annual Board and committee performance evaluations conducted in early 2017.

Based on stockholder input, the results of the 2017 evaluations and consistent with the practices of many other companies who retain third-party facilitators to assist with their annual evaluations, the Governance Committee determined that it would be more beneficial to utilize a third party to help conduct the annual evaluations once every few years and as needed as opposed to every year. In 2019, in accordance with its charter, the Governance Committee oversaw the annual evaluation process, solicited feedback from all directors and reported to the Board with an assessment of the performance of the Board and its committees. This assessment was then discussed and taken into account by the full Board in executive session in its consideration of any appropriate action or response that might strengthen director communications and the overall effectiveness of Board and committee meetings.

SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY

Sustainability and corporate social responsibility ("CSR") are integral components of our business strategy. As part of McDermott's vision, we are committed to creating and delivering sustainable solutions that reduce our impact on the environment and society and enable our customers to maximize the potential of natural resources. This includes becoming a socially responsible employer of choice and a global technology leader with opportunities in clean fuels, carbon management, methane utilization and renewable solutions.

Our approach to corporate responsibility and sustainability revolves around promoting employee well-being, reducing our environmental footprint and supporting local community development.

We also have one of the industry's most robust technology portfolios and continue to develop cutting edge technology to achieve our customers' objectives. This approach to sustainability and focus on technology helps us create shared value for our company and stakeholders and supports our overall business strategy.

Sustainability is a company's delivery of long-term value in financial, environmental, social and ethical terms. At McDermott, we envision our future in sustainability as:

✅	✅	✅	✅
Industry technology leader in clean fuels and carbon capture with expanded opportunities in sustainable and renewable energy solutions	**Trusted advisor to customers** in sustainability	**Recognized, socially responsible employer of choice,** with proud and passionate employees enriching communities	**Globally-diverse workforce** at all levels of the company

Progress in 2018

In 2018, McDermott approved a Social Responsibility Policy, outlining our commitment to respecting people, the environment, and communities in our global operations. We are improving our CSR/Sustainability framework in line with international standards, such as the ISO 26000 standard, and have started mapping our activities and contributions with the Sustainable Development Goals. By using these international standards as guidance, we are better positioned to further define the sustainability issues material to our business and develop sustainability goals for our company moving forward.

We are already making progress across a broad range of sustainability initiatives. We now have a formal CSR Corporate Steering Committee and Global Coordination Team to more closely align CSR activities to our business objectives, which will promote shared value for our stakeholders. We are also building a Sustainability Community of Practice to increase collaboration among subject matter experts and encourage innovation and the development of sustainable solutions. In 2018, we held a global sustainability summit aimed to bring together employees and subject-matter experts from across functions and areas to share knowledge and expertise.

In 2018, we also continued our commitment to "Taking the Lead with QHSES," an internally driven program focused on proactively developing and supporting the behaviors and attitudes that lead to a robust quality, health, safety, environment and security ("QHSES") culture and excellence in QHSES performance.

During 2018, we:



Approved a **Social Responsibility Policy**



Established a formal **CSR/Sustainability Global Steering Committee**

 Technology Leadership

We offer solutions for clean fuel production, including low-sulfur and low-octane gasoline, to meet increasingly stringent environmental standards and anticipated future fuel specifications. One of our joint ventures, Chevron Lummus Global Technology, provides solutions for converting waste feedstocks into renewable biofuels and for producing low-sulfur jet, marine bunker fuel and ultra-low-sulfur diesel. Our Catalytic Distillation (CDTECH™) products also include lifecycle management measures, such as take-back agreements for recovery and recycling.

NET Power is a joint venture between McDermott, Exelon, 8 Rivers Capital and Occidental that is developing a new natural gas power generation technology to produce affordable electricity with zero carbon emissions. McDermott is the EPC contractor for the pilot plant in LaPorte, Texas, which is in the final testing phases.

> We are part of an innovative venture to develop **new natural gas power generation technology to produce affordable electricity with zero carbon emissions.**

 Health and Safety

McDermott has a mature safety culture that is "part of our DNA." The safety of our employees, customers, subcontractors and vendors is of utmost importance. Our Health and Safety management system conforms with the requirements of ISO 45001.

> In 2018, we continued our strong safety performance with a **Total Recordable Incident Rate (TRIR) of 0.23 and a commitment to continuous improvement.**

 Environment

McDermott strives to be an industry leader in environmental compliance and is committed to managing the impact of our operations on the natural environment by implementing practices to prevent pollution, reduce waste and minimize the depletion of resources. McDermott's Environmental Management System addresses the environmental aspects, impacts and risks associated with our operations through the prevention of pollution, reduction of waste and minimizing the depletion of resources, enabling our customers to maximize the potential of natural resources and compliance with jurisdictional requirements.

We are improving our environmental program by focusing on opportunities and data collection related to energy, water and waste. Through our Technology portfolio and engineering work, we are committed to developing more environmentally responsible solutions for our customers.

> Our environmental management system **complies with ISO 14001:2015.**

 Human Rights

McDermott is committed to respecting human rights wherever we operate, in accordance with applicable laws and consistent with the U.N. Guiding Principles on Business and Human Rights. Our commitment to human rights includes the provision of quality work conditions that comply with all applicable labor laws and the International Labour Organization's core conventions/Declaration on Fundamental Principles and Rights at Work, including labor principles related to freedom of association and nondiscrimination and the prohibition of forced labor, human trafficking and child labor.

In 2018, McDermott continued efforts to identify human rights risks in our direct and subcontracted services. Additional information appears within the Modern Slavery Act Statement posted on our Web site.

> We are working to **build a stronger human rights focus in our people, supply chain, security and community engagement strategies.**

Social Impact

We realize that the success of our business is linked to the success of the communities where we operate. As part of our social responsibility program, we work with our customers to engage stakeholders responsibly, minimize disruption to the community and provide opportunities for local social and economic development, including local content and supplier diversity.

Our community engagement practices are based on four pillars:

Respect people's rights and community well-being	**Minimize negative impacts to communities**	**Respond appropriately to concerns**	**Promote local development**

We believe in integrating community engagement into our operations, evaluating risks proactively and identifying programs to develop local capacity.

In 2018, McDermott launched its "Build Up" social investment program, which aims to partner with community colleges, universities, technical schools and other public and non-profit training organizations to develop and strengthen technical capabilities with a focus on both short-term benefits and long-term labor needs. To highlight a few examples, in the United States, McDermott supported the welding program at Central Piedmont Community College, the electrical program benefiting military personnel at the Central Louisiana Technical Community College, and the Science and Engineering Fair in Houston. In Uganda, McDermott continued its welding instructor training program to improve local training capacity.

> In 2018, we launched a social investment program which aims **to develop and strengthen technical capabilities in local communities.**

We also give back to communities through employee giving and matching campaigns, employee-led volunteer activities and support to communities where we live and work. A few of our efforts in 2018 included:

✅	✅	✅
Partnering with GlobalGiving to promote connections between employees and community organizations around the world.	Organizing school supply drives, food drives, and holiday toy drives in the United States.	Sponsoring the American Heart Association's Houston Heart Walk to raise funds for heart health and awareness.
✅	✅	✅
Supporting charitable organizations in Mexico that promote community health and wellbeing and organizing employee volunteers to collect plastic waste for recycling/reuse.	Volunteering to lay a gravel path to improve safety at a local kindergarten in the Czech Republic.	Contributing to the Prime Minister's National Relief Fund in India and matching disaster relief donations in India and Indonesia.

COMMUNICATIONS WITH THE BOARD

Stockholders or other interested persons may send written communications to the independent members of our Board, addressed to Board of Directors (Independent Directors), c/o McDermott International, Inc., Corporate Secretary, 757 N. Eldridge Parkway, Houston, TX 77079.

BOARD LEADERSHIP STRUCTURE

Mr. Luquette has served as Chair of the Board since May 6, 2014. Our Board believes that it is appropriate for McDermott to have a Chair of the Board separate from the Chief Executive Officer, as this structure allows Mr. Dickson, McDermott's President and Chief Executive Officer, to maintain his focus on our strategic direction and the management of our day-to-day operations and performance, while Mr. Luquette is able to set the Board's agendas and lead the Board meetings.

EXECUTIVE SESSIONS

Our independent directors meet in executive session without management on a regular basis. Currently, Mr. Luquette, our Chair of the Board of Directors, serves as the presiding director for those executive sessions.

BOARD OF DIRECTORS AND ITS COMMITTEES

Our Board met 11 times during 2018. All directors serving on the Board during 2018 attended 75% or more of the meetings of the Board and of the committees on which they served during 2018. Additionally, it is our policy that all of our directors make reasonable efforts to attend our annual meeting of stockholders and, in accordance with that policy, 10 of our 11 directors serving on the Board at the time attended our 2018 Annual Meeting.

BOARD COMMITTEES

Our Board currently has, and appoints the members of, standing Audit, Compensation and Governance Committees. Each standing Board committee is comprised entirely of independent nonemployee directors and has a written charter approved by the Board. The current charter for each standing Board committee is posted on our Web site at *www.mcdermott.com* under "INVESTORS – Corporate Governance – Board Committee Charters." Attendance at committee meetings is open to every director, regardless of whether he or she is a member of the committee. Occasionally, our Board may convene joint meetings of certain committees and the Board. Each portion of the joint meeting is counted separately for purposes of the number of meetings of the Board and its committees disclosed in this proxy statement. Additionally, in 2018, in connection with the Combination, the Board determined it necessary and appropriate to establish a Transition Committee to oversee and support efforts to effectively and efficiently integrate the two companies post-Combination.

The following table shows the current membership, the principal functions and the number of meetings held in 2018 for each standing Board committee:



Audit Committee

Chair
Mr. Schumann

Committee Members
Mr. Alexander
Mr. Barril
Ms. Williams

Meetings Held in 2018
9



Our Board has determined that all members of the Audit Committee are independent and financially literate under NYSE Listed Company Manual Sections 303A.02 and 303A.07, respectively, and that Messrs. Schumann and Alexander and Ms. Williams each qualify as an "audit committee financial expert," within the definition established by the SEC. For more information on the backgrounds of those directors, see their biographical information under "Election of Directors" above.

Principal Functions and Additional Information
- Monitors our financial reporting process and internal control system.
- Oversees the preparation of our financial statements.
- Monitors our compliance with legal and regulatory financial requirements, including our compliance with the applicable reporting requirements established by the U.S. Securities and Exchange Commission (the "SEC") and the requirements of Audit Committees as established by the NYSE.
- Evaluates the independence, qualifications, performance and compensation of our independent registered public accounting firm.
- Oversees the performance of our internal audit function.
- Oversees certain aspects of our Ethics and Compliance Program relating to financial matters, books and records and accounting and as required by applicable statutes, rules and regulations.
- Provides an open avenue of communication among our independent registered public accounting firm, financial and senior management, the internal audit department and the Board.



Compensation Committee

Chair
Mr. Kissel

Committee Members
Mr. Flury
Mr. Luquette
Ms. Shafer-Malicki

Meetings Held in 2018
5

Principal Functions and Additional Information

- Oversees the design of our officer and director compensation plans, policies and programs.
- Approves and/or recommends to the Board for approval such officer and director compensation plans, policies and programs.
- Evaluates employee benefit plans.
- Annually reviews and approves goals and objectives relevant to CEO compensation, evaluates (in coordination with the Governance Committee) the CEO's performance in light of those goals and objectives and sets the CEO's compensation based on that evaluation.
- Oversees our disclosures relating to compensation plans, policies and programs, including overseeing the preparation of the Compensation Discussion and Analysis included in this proxy statement.
- Acts in its sole discretion to retain or terminate any compensation consultant to be used to assist the Compensation Committee in the discharge of its responsibilities. For additional information on the role of compensation consultants, please see "Compensation Discussion and Analysis — How We Make Compensation Decisions" below.
- For 2018, the Compensation Committee authorized our Chief Executive Officer, in consultation with his direct reports, to establish individual goals under our Executive Incentive Compensation Plan ("EICP") for our other executive officers and key employees who participate in the EICP. All payments under the EICP are subject to Compensation Committee approval.
- Under our long-term incentive plans, the Compensation Committee may delegate some of its duties to our Chief Executive Officer or other senior officers. The Compensation Committee has delegated certain authority to our Chief Executive Officer and Senior Vice President, Chief Human Resources Officer, for the approval of long-term incentive awards to new-hire, non-officer employees.
- Under the McDermott International, Inc. Director and Executive Deferred Compensation Plan, which we refer to as the "DCP," the Compensation Committee may delegate any of its powers or responsibilities to one or more members of the Committee or any other person or entity.



Governance Committee

Chair
Mr. Flury

Committee Members
Mr. Bookout
Mr. Miller
Ms. Shafer-Malicki

Meetings Held in 2018
3

Principal Functions and Additional Information

- Identifies individuals qualified to become Board members and recommends to the Board each year the director nominees for the next annual meeting of stockholders.
- Recommends to the Board the directors to serve on each Board committee.
- Leads the Board in its annual review of the performance of the Board and its committees.
- Develops, reviews and recommends to the Board any changes to our Corporate Governance Guidelines the Governance Committee deems appropriate.
- Oversees the annual evaluation of our Chief Executive Officer (in conjunction with the Compensation Committee).
- Reviews and assesses the succession plan for the Chief Executive Officer and other members of executive management and reviews such plan with the Board periodically, and at least on an annual basis.
- Recommends to the Board the compensation of nonemployee directors.
- Serves as the primary committee overseeing our Ethics and Compliance Program, excluding certain oversight responsibilities assigned to the Audit Committee.
- Oversees our director and officer insurance program.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

All members of our Compensation Committee are independent in accordance with NYSE listing standards. No member of the Compensation Committee (1) was, during the year ended December 31, 2018, or had previously been, an officer or employee of McDermott or any of its subsidiaries, or (2) had any material interest in a transaction of McDermott or a business relationship with, or any indebtedness to, McDermott. No interlocking relationship existed during the year ended December 31, 2018 between any member of the Board of Directors or the Compensation Committee and an executive officer of McDermott.

RELATED-PARTY TRANSACTIONS

We have adopted a written Related Person Transaction Policy applicable to any individual transaction or series of related-person transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which:

- McDermott or any of its subsidiaries is, was or will be a participant;
- any related person (as defined in the policy) has, had or will have a direct or indirect material interest; and
- the amount involved exceeds $120,000.

This policy requires directors, director nominees and executive officers to provide written notice to the Chief Legal Officer ("CLO") of any potential related person transaction involving, directly or indirectly, him or her or any of his or her immediate family members. Additionally, each director, director nominee and executive officer must complete an annual questionnaire designed in part to elicit and evaluate information about potential related-person transactions and any related-person relationships. All related-person transactions requiring compliance with the policy as determined by the CLO must be presented to the Governance Committee for review, approval, ratification or other action. The Governance Committee will approve or ratify a related-person transaction only if it determines that, under all of the circumstances, the transaction is not inconsistent with the best interests of McDermott. We employ Mr. L. Richard Flury's son, Geoffrey Flury, as director of quality operations at our Walker, Louisiana operations. Mr. L. Richard Flury is a member of the Board as well as Chair of the Governance Committee and a member of the Compensation Committee. The Governance Committee, with Mr. Flury abstaining, determined that this relationship does not affect Mr. Flury's independence because Geoffrey Flury is not an executive officer and received his compensation solely for service as an employee. There were no other such transactions found to be directly or indirectly material to a related person required by SEC rules to be disclosed in this proxy statement.

COMPENSATION OF DIRECTORS

Under our 2018 nonemployee director compensation program, cash compensation for nonemployee directors consisted of retainers (paid monthly and prorated for partial terms) and meeting fees as follows:

	($)
Annual Board Member Retainer	120,000
Audit Committee Chair Retainer	20,000
Compensation Committee Chair Retainer	20,000
Governance Committee Chair Retainer	15,000
Transition Committee Chair Retainer	50,000
Additional Retainer for Lead Director (if applicable)	20,000
Additional Retainer for Chair of the Board	150,000
Meeting fees for each meeting of the Board or a Committee (of which the director is a member) attended in excess of the twelfth Board or Committee meeting per annual director term	2,500

In 2018, we made certain changes to our nonemployee director compensation program as a result of the increased size and scale of McDermott following the Combination. Our independent compensation consultant, Meridian Compensation Partners, LLC, performed a competitive review of our nonemployee director compensation program relative to a group of post-Combination peer companies, which showed that our nonemployee director compensation levels were below our peer median. Accordingly, Meridian recommended adjustments to reduce the gap relative to our post-Combination peers. Based on information provided by Meridian, the Governance Committee approved the following changes to our nonemployee director compensation program:

- Increase in the annual Board member retainer from $85,000 to $120,000;
- Increase the Governance Committee Chair retainer from $10,000 to $15,000;
- Increase the annual restricted stock award from $135,000 to $150,000.

Even with these increases, our nonemployee director compensation levels remain below the peer median. Additionally, McDermott will assume any tax liabilities incurred by any nonemployee director in the United Kingdom as a result of our establishment of tax residency in the United Kingdom.

The table below summarizes the compensation earned by or paid to our nonemployee directors during the year ended December 31, 2018.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Forbes I.J. Alexander	74,798	149,983	224,781
Philippe C. Barril	150,636	149,983	300,619
John F. Bookout, III	120,417	149,983	270,399
L. Richard Flury	84,113	149,983	234,096
Stephen G. Hanks[3]	50,323	0	50,323
Erich Kaeser[3]	40,618	0	40,618
W. Craig Kissel	87,594	149,983	237,577
Gary P. Luquette	271,137	149,983	421,119
James H. Miller	74,798	149,983	224,781
William H. Schumann, III	140,417	149,983	290,399
Mary L. Shafer-Malicki	120,417	149,983	270,399
David A. Trice[3]	46,720	0	46,720
Marsha C. Williams	74,798	149,983	224,781

[1] The amounts reported in this column include the annual retainers paid to each director, additional retainers paid to the Chair of the Board and Committee Chairs and additional meeting fees for each meeting of the Board or a Committee (of which the director is a member) attended in excess of the twelfth Board or Committee meeting per director term.

[2] Under our 2018 director compensation program, equity compensation for nonemployee directors included a discretionary annual stock grant. On June 6, 2018, each of the nonemployee directors then serving as a director received a grant of 7,078 shares of restricted stock valued at $149,983, which is the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718, using the closing market price of McDermott common stock on the date of grant ($21.19). Under the terms of each award, the restricted stock vested immediately on the grant date and immediately became unrestricted shares of McDermott common stock. For a discussion of the valuation assumptions with respect to these awards, see Note 19 to our Consolidated Financial Statements included in our Annual Report of Form 10-K for the year ended December 31, 2018.

[3] Each of Messrs. Hanks, Kaeser and Trice ceased serving as a director upon completion of the Combination.

EXECUTIVE OFFICER PROFILES

The following profiles provide the relevant experience, age and tenure with McDermott as of May 2, 2019 of our Chief Executive Officer, Chief Financial Officer and other executive officers currently employed by McDermott.



DAVID DICKSON President and Chief Executive Officer

Age
51

Tenure
5 years

Mr. Dickson has served as a member of our Board of Directors and as President and Chief Executive Officer since December 2013, prior to which he served as our Executive Vice President and Chief Operating Officer from October 2013. Mr. Dickson has over 25 years of offshore oilfield engineering and construction business experience, including 11 years of experience with Technip and its subsidiaries. From September 2008 to October 2013, he served as President of Technip U.S.A. Inc., with oversight responsibilities for all of Technip's North American operations. In addition to being the President of Technip U.S.A. Inc., Mr. Dickson also had responsibility for certain operations in Latin America. Mr. Dickson also supported the Technip organization by managing key customer accounts with international oil companies based in the United States. Mr. Dickson has also served on the board of directors of the National Safety Council since October 2018.



STUART SPENCE Executive Vice President and Chief Financial Officer

Age
50

Tenure
5 years

Mr. Spence has served as our Executive Vice President and Chief Financial Officer since August 2014. Mr. Spence has over 25 years of combined financial and operational management experience with companies in the oilfield products and services and engineering and construction businesses. Immediately prior to joining McDermott, Mr. Spence served as Vice President, Artificial Lift for Halliburton Company, where he had overall strategic and operational responsibility for Halliburton's artificial lift product and service line. Previously, he served as Senior Director, Strategy and Marketing for Halliburton's Completion and Production Division. Mr. Spence joined Halliburton following Halliburton's acquisition of Global Oilfield Services Inc. in November 2011. He served as Executive Vice President and Chief Financial Officer of Global Oilfield Services from 2008 to May 2011 and as Executive Vice President, Strategy, in May 2011 in connection with the sale to Halliburton. His prior experience also includes positions of increasing financial and management responsibility at: Green Rock Energy, LLC; and Vetco International Ltd. (holding company for Aibel Ltd., an oilfield facilities maintenance and construction company, and Vetco Gray, Inc., a subsea production and drilling equipment company).



JOHN M. FREEMAN Executive Vice President, Chief Legal Officer and Corporate Secretary

Age
57

Tenure
1 year

Mr. Freeman has served as our Executive Vice President, Chief Legal Officer and Corporate Secretary since May 2018. Previously, he served as our Senior Vice President, General Counsel and Corporate Secretary from August 2017 to May 2018. He has more than 30 years of legal and compliance experience in both the private and public sectors. Prior to joining McDermott, Mr. Freeman served at TechnipFMC plc as Special Advisor to the Integration of Technip and FMC from January 2017 to August 2017, and, before the combination of those two companies, served in various executive roles at Technip, including: Global General Counsel, Technip Group (Paris, France) from November 2015 through January 2017; Executive Vice President, Technip Group Legal Business & Operations Counsel (Paris, France), from May 2015 through October 2015; and Vice President, General Counsel, Corporate Secretary & Regional Compliance Officer, Technip USA, Inc. (Houston, Texas), from April 2009 through April 2015. From 2004 to 2009, Mr. Freeman held various senior legal and compliance positions at Baker Hughes Incorporated, after having served in several roles of increasing responsibility for Pennzoil-Quaker State Company and as an attorney at a Washington, D.C. law firm. He began his legal career in 1989 as a prosecuting attorney for the U.S. federal government.



SAMIK MUKHERJEE Executive Vice President, Chief Operating Officer

Age
48

Tenure
10 months

Mr. Mukherjee has served as our Executive Vice President, Chief Operating Officer since July 2018. He has more than 25 years of experience in sales, operations and strategy, serving in leadership and executive-level roles for the upstream and downstream oil and gas industry around the world. Prior to joining McDermott, Mr. Mukherjee was Executive Vice President of Corporate Development, Strategy, Mergers and Acquisitions, Digital and IT of TechnipFMC. Previously, he served as Senior Vice President, Region EMIA, Operating Centers Coordination & Region Change Management Officer of Technip France from May 2016 to October 2017. Prior to that position, he served as Group Senior Vice President, Strategy and Business Development of Technip Corporate from June 2015 to May 2016, as Country Head and Managing Director of Technip India from January 2012 to June 2015, and held a number of other senior corporate and operational positions during his career with Technip, which commenced in 1998.



DANIEL M. McCARTHY Executive Vice President, Lummus Technology

Age
68

Tenure
1 year

McCarthy has served as our Executive Vice President, Lummus Technology since May 2018. Previously, he served as CB&I's Executive Vice President, Technology from December 2011 to May 2018. He joined CB&I through the acquisition of the Lummus business from ABB, Asea Brown Boveri Ltd., in 2007 and served as President, Lummus Technology from November 2007 to December 2011. At Lummus he served as Executive Vice President, North America from April 2006 to November 2007 and was Executive Vice President of Lummus Technology from December 2003 to November 2007.



STEPHEN L. ALLEN Senior Vice President, Chief Human Resources Officer

Age
66

Tenure
4 years

Mr. Allen has served as our Senior Vice President, Chief Human Resources Officer since May 2018. He previously served as our Senior Vice President, Human Resources from March 2014 until his retirement in July 2016. From July 2016 until re-joining the Company in May 2018, he provided consulting services to McDermott. Previously, he served as Senior Vice President, Human Resources for Technip USA, Inc. (Houston, Texas) from August 2005 until January 2014. Mr. Allen has more than 25 years of human resources experience in the oil and gas, utility and engineering and construction industries, including leadership roles in compensation, benefits, talent acquisition, talent management and real estate management. Prior to joining Technip in 2005, Mr. Allen held the position of General Manager, Human Resources for Duke Energy in Cincinnati, Ohio.



LINH AUSTIN Senior Vice President, Middle East & North Africa

Age
49

Tenure
4 years

Mr. Austin has served as our Senior Vice President, Middle East & North Africa since May 2018. Previously, he served: as our Vice President, Middle East and Caspian, from January 2016 to May 2018; and as our Senior Director Operations, Middle East from January 2015 to January 2016. Mr. Austin has over 20 years of executive and operational experience in the oil and gas industry, including two years in the Middle East with Abu Dhabi Marine Operating Company (ADMA-OPCO). Prior to joining McDermott, he served as Senior Advisor for ADMA-OPCO from August 2013 until January 2015. Prior to his employment with ADMA-OPCO, Mr. Austin served with BP plc and Atlantic Richfield Company in various operational and project leadership roles in the upstream and the downstream sectors with increasing levels of responsibility since 1993.



MARK COSCIO Senior Vice President, North, Central & South America

Age
44

Tenure
1 year

Mr. Coscio has served as our Senior Vice President, North, Central & South America since March 2019 and was formerly our Vice President, Petrochemical Operations, beginning in May 2018. Previously, Mr. Coscio served in several positions of increasing responsibility during his employment with CB&I, which commenced in 2001, including: Senior Vice President, Project Operations, Engineering and Construction, from January 2014 to May 2018; Senior Vice President, Randall Gas Technologies, from January 2011 to January 2014; Vice President, Corporate Planning, from September 2008 to December 2010 and other project management roles from 2001 to 2008. Prior to joining CB&I, from 1998 to 2001, Mr. Coscio served as a Project Manager for Pitt Des Moines, a specialty engineering, procurement and construction company which CB&I acquired in 2001.



TAREQ KAWASH Senior Vice President, Europe, Africa, Russia & Caspian

Age
50

Tenure
1 year

Mr. Kawash has served as our Senior Vice President, Africa, Russia & Caspian since May 2018. Previously, he served as CB&I's: Group Vice President, Engineering and Construction International from December 2016 to May 2018; Vice President, Project Operations from March 2016 to December 2016; and Vice President, Business Development, Europe, Caspian, Middle East and Africa from August 2014 to March 2016, and has held several project management roles from 2000 to 2014. Prior to joining CB&I in 2000, he served in various roles of increasing responsibility at Consolidated Contractors Company from 1993 to 2000 and at KBR, Inc. from 1991 to 1993.



NEIL GUNNION Senior Vice President, Project Execution and Delivery

Age
42

Tenure
1 year

Mr. Gunnion has served as our Senior Vice President, Project Execution and Delivery since October 2018. Previously, he served as our Vice President - Operations Lead (Offshore) North, Central and South America, from May 2018 to September 2018; and as our Senior Director Project and Operations, from July 2017 to May 2018. Prior to joining McDermott, he served as the Senior Vice President for the Americas for Genesis, from November 2015 to July 2017. Before joining Genesis, he was the Vice President Commercial for Technip for its offshore and subsea business in North America from March 2014 to October 2015 and served in other corporate and project management roles at Technip with increasing levels of responsibility from July 2012 to March 2014.



BRIAN McLAUGHLIN Senior Vice President, Chief Commercial Officer

Age
48

Tenure
13 years

Mr. McLaughlin has served as our Senior Vice President, Chief Commercial Officer, since May 2018. Previously, he served as our: Senior Vice President, Commercial, from September 2015 to May 2018; VP Commercial, Offshore, from 2014 to September 2015; General Manager, Business Development—Middle East and India, from 2010 to 2014; Senior Director, Business Development—Middle East and India, from 2008 to 2010; and, Proposals Manager, Middle East, from 2006 to 2008. Prior to joining McDermott, Mr. McLaughlin held roles of increasing responsibility at Al Faris, Abu Dhabi, ALE Middle East and Weir Pumps.



SCOTT MUNRO Senior Vice President, Chief Corporate Development Officer

Age
44

Tenure
5 years

Mr. Munro has served as our Senior Vice President, Chief Corporate Development Officer since May 2018. Previously, he served as our: Vice President, Americas, Europe and Africa from January 2015 to May 2018; Vice President and General Manager, North Seas and Africa, from April 2014 to January 2015; and Vice President, Projects and Operations Subsea, from the time he joined McDermott in January 2014 through March 2014. Prior to joining McDermott, Mr. Munro was Vice President, Commercial, for Technip U.S.A. Inc., a subsidiary of Technip, from 2010 to 2013; and Vice President Offshore Unit, Technip France, an operating unit of Technip, from 2013 to 2014. Mr. Munro has management experience in the oil and gas industry, having worked in the United Kingdom, United States, Canada, Brazil and France in a variety of operational and project management roles in organizations such as Coflexip Stena Offshore Group S.A., Acergy, S.A., Chevron Corporation and Technip.



IAN PRESCOTT Senior Vice President, Asia Pacific

Age
55

Tenure
1 year 5 months

Mr. Prescott has served as our Senior Vice President, Asia Pacific since May 2018. Previously he served as our Vice President, Asia from January 2018 to May 2018. Mr. Prescott has more than 28 years of extensive operational, marketing and business unit responsibilities for production and processing solutions businesses in the upstream oil and gas sector, including engineering and fabrication. Prior to joining McDermott, he served as: Senior Vice President for SNC-Lavalin Group, Inc., from August 2015 to December 2017; Chief Executive Officer for Global Process Systems from May 2010 to May 2015; and Director, Asia for Global Process Systems from January 2008 to May 2010. He has also held key leadership positions with PAE (Thailand) PLC and Aker Solutions ASA (prior to 2008, known as Aker Kvaerner).



CHRIS KRUMMEL Global Vice President, Finance and Chief Accounting Officer

Age
51

Tenure
2 years

Mr. Krummel has served as our Vice President, Finance and Chief Accounting Officer since October 2016. Prior to joining McDermott, Mr. Krummel served as a consultant of American Industrial Partners, a firm engaging in private equity investments in industrial businesses in the United States and Canada, from November 2015 through July 2016; Chief Financial Officer and Vice President of EnTrans International, LLC, a global manufacturer of aluminum tank trailers, heavy lift trailers and oilfield pressure pumping equipment used in hydraulic fracturing and other well services, from September 2014 to October 2015; and Chief Accounting Officer, Vice President and Corporate Controller / Vice President of Finance of Cameron International, a worldwide provider of flow equipment products, systems and services to oil, gas and process industries from April 2008 until August 2014. Mr. Krummel has also served as a member of the Board of Directors of Eco-Stim Energy Solutions, Inc., an environmentally-focused well stimulation and completion company, since January 2014.

Executive Compensation

ITEM 2

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

We are asking our stockholders to vote on an advisory basis to approve the compensation of our NEOs (sometimes referred to as "say on pay") in accordance with Section 14A(a)(1) of the Securities Exchange Act of 1934. The Board recommends a vote "FOR" this proposal because it believes that our compensation policies and practices are effective in achieving McDermott's philosophy of providing compensation that:

- attracts, motivates and retains well-qualified executives;
- provides performance-based incentives to reward achievement of short and long-term business goals and strategic objectives, while recognizing individual contributions; and
- aligns the interests of our executives with those of our stockholders.

For the reasons discussed in the "Compensation Discussion and Analysis," accompanying compensation tables and related narrative disclosures in this proxy statement, the Board unanimously recommends that stockholders vote "FOR" the following resolution:

"RESOLVED, that the compensation paid to the NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and accompanying narrative discussion in McDermott's proxy statement relating to its 2019 annual meeting of stockholders, is hereby APPROVED."

Although the resolution is non-binding, the Board and Compensation Committee will consider the outcome of the vote when making future compensation decisions.

✅ Our Board of Directors recommends that stockholders vote "**FOR**" the advisory vote to approve named executive officer compensation.

COMPENSATION DISCUSSION & ANALYSIS

INTRODUCTION

The following Compensation Discussion and Analysis, or CD&A, provides information relevant to understanding the 2018 compensation of our executive officers identified in the Summary Compensation Table, whom we refer to as our NEOs. For 2018, our NEOs and their current respective titles were as follows:

- David Dickson, our President and Chief Executive Officer;
- Stuart Spence, our Executive Vice President and Chief Financial Officer;
- John M. Freeman, our Executive Vice President, Chief Legal Officer and Corporate Secretary;
- Samik Mukherjee, our Executive Vice President, Chief Operating Officer; and
- Ian Prescott, our Senior Vice President, Asia Pacific.

The following discussion also contains statements regarding future individual and company performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. We caution investors not to apply these statements in other contexts.

CD&A EXECUTIVE SUMMARY

OUR BUSINESS, THE COMBINATION AND OUR 2018 POST-COMBINATION OPERATING STRATEGY

McDermott is a premier, fully integrated provider of technology, engineering and construction solutions to the energy industry. We design and build end-to-end infrastructure and technology solutions to transport and transform oil and gas into the products the world needs today. Our proprietary technologies, integrated expertise and comprehensive solutions deliver certainty, innovation and added value to energy projects around the world. Operating in over 54 countries across the Americas, Europe, Africa, Asia and Australia, our locally focused and globally-integrated resources include approximately 40,000 employees and engineers, a diversified fleet of specialty marine construction vessels and fabrication facilities around the world. As an industry leader in the technology space, McDermott offers licensed process technologies, catalysts, specialized equipment and engineered products for use in petrochemical facilities, oil refineries and gas processing plants.

On May 10, 2018, McDermott completed its combination (the "Combination") with Chicago Bridge & Iron Company N.V. ("CB&I"). The completion of the Combination represented the culmination of a multi-year process through which McDermott's Board of Directors and executive management team considered both organic and inorganic strategies to increase the size and scale of the organization. The result of the Combination is the creation of a transformed company: a premier, fully integrated, global engineering, procurement, construction and installation ("EPCI") provider, with product solutions spanning onshore and offshore from concept to commissioning. Today, we are a fundamentally different and much larger company as compared to where we were at the end of 2017, with significant earnings potential as provided below:



REVENUES
$ in billions

▲ **123%**



BACKLOG
$ in billions

▲ **179%**



ORDER INTAKE
$ in billions

▲ **115%**

Under the continued leadership of our President and Chief Executive Officer, David Dickson, our post-Combination 2018 operating strategy was to pioneer a new kind of company, with a focus on the following strategic objectives:



Integrate
Complete the integration with CB&I successfully to establish a top tier, vertically integrated engineering, procurement and construction company, competitively differentiated in technology, customer relationships, culture and geographic footprint



Drive
Drive savings throughout the organization and embody a best in class culture, with a focus on achieving synergy savings via the Combination Profitability Initiative, or CPI



Position
Develop strategy to position McDermott for future growth by capitalizing on a robust revenue opportunity pipeline and growing end markets



Discipline
Exercise disciplined bidding through thorough evaluation and assessment of project risk profiles



Execute
Deliver excellence in execution through implementation of the One McDermott Way

Throughout this CD&A, we refer to McDermott prior to the Combination as Legacy McDermott.

COMPENSATION PHILOSOPHY AND 2018 COMPENSATION PROGRAM DESIGN AND LEVELS

Compensation Philosophy

The Compensation Committee is committed to targeting reasonable and competitive total direct compensation, or "TDC", for our NEOs, with a significant portion of that compensation being performance based. Our compensation programs are designed to align with and drive achievement of our business strategies and provide competitive opportunities. Accordingly, achievement of most of those opportunities depends on the attainment of performance goals and/or stock price performance. McDermott's compensation programs are designed to provide compensation that:

✅	✅	✅
Attracts, motivates and retains high-performing executives	Provides performance-based incentives to reward achievement of short and long-term business goals and strategic objectives while recognizing individual contributions	Aligns the interests of our executives with those of our stockholders

The Compensation Committee has designed and administered compensation programs aligned with this philosophy and is committed to continued outreach to stockholders to understand and address comments on our compensation programs.

2018 Compensation Program

Reflecting this philosophy, our NEO compensation arrangements in 2018 provided for the continuing use of three elements of TDC: annual base salary; annual incentive provided under our Executive Incentive Compensation Plan, or EICP; and long-term incentives, or LTI.

In consideration of the anticipated Combination, in making compensation decisions for 2018, the Compensation Committee bifurcated the year into pre-Combination and post-Combination periods. For the pre-Combination period, the Compensation Committee deferred any significant changes to the elements of executive officer target TDC. Instead, the Compensation Committee generally maintained consistency with 2017 compensation levels for each element of target TDC, but only awarded 50% of 2017 target LTI award values, in the form of Restricted Stock Units, for the pre-Combination period.

Following the completion of the Combination, the newly constituted Compensation Committee, which now includes former CB&I directors as members, met to consider executive officer compensation. In determining the appropriate plan design and levels of compensation, the Compensation Committee took into consideration a number of factors, including the significantly increased size and scale, newly established operating strategy and short- and long-term goals of McDermott. As a result of this review, the Compensation Committee approved the following elements of executive officer compensation:

POST-COMBINATION PERIOD

Annual Base Salary	EICP	LTI
Annual base salary increases provided to align with market median	• Adjusted Operating Income and Adjusted Free Cash Flow Identified as Financial Performance Metrics • Target EICP award increases provided to align with market median	• 50% of 2018 Target LTI Awarded as Performance Units • Additional Restricted Stock Units awarded to achieve 50% of 2018 Target LTI • Target LTI award value increases to align with market median

In selecting performance metrics and performance levels for the elements of annual and long-term compensation for both the pre- and post-Combination periods, the Compensation Committee sought to support McDermott's strategic and financial goals, and drive the creation of stockholder value. Specifically, the Compensation Committee considered McDermott's strategic objectives in determining financial metrics for executive compensation, as set forth below.

> **Performance metrics and performance levels used within elements of annual and long-term compensation support our strategic and financial goals and drive the creation of stockholder value**

	Strategic Objective	**Performance Metric**
2018 EXECUTIVE INCENTIVE COMPENSATION PLAN	**Integrate & Execute** Drive profitability via improved project execution	Adjusted Operating Income
	Drive Prioritize liquidity needs	Adjusted Free Cash Flow
2018 LONG-TERM INCENTIVE PLAN — PERFORMANCE UNITS	**Position** Support future business	Order Intake
	Integrate, Discipline & Execute Generate returns for stockholders	Relative Total Shareholder Return

As a result of the Compensation Committee's actions, the post-Combination mix of target TDC for Mr. Dickson for 2018 is shown in the chart below:

CEO 2018 POST-COMBINATION TARGET TOTAL DIRECT COMPENSATION



77%
Long-Term Incentives, or LTI
Variable compensation designed to align interests of executives with those of our stockholders with a focus on long-term performance results

10%
Annual Base Salary
Fixed cash compensation recognizing an executive officer's experience, skill and performance

13%
Annual Incentive, or EICP
Variable compensation designed to reward achievement of short-term business goals and strategic objectives, while recognizing individual contributions

90%
At Risk

2018 PERFORMANCE HIGHLIGHTS & PAY FOR PERFORMANCE ALIGNMENT

2018 Performance

McDermott's most significant achievement in 2018 was the completion of the Combination, which transformed the company and positioned McDermott as a premier, fully integrated global provider of technology and EPCI solutions for the energy industry. As a result, McDermott's scale has significantly grown, with year-over-year revenues increased by 128%, backlog nearly tripling to the highest backlog of the company in its recent past and substantial order intake to provide future earnings potential.

McDermott also achieved the following noteworthy integration, strategic and operational accomplishments in 2018:

- Strong liquidity position, with $1.4 billion of total cash availability as of December 31, 2018.
- Targeted over $475 million in annual run rate target savings under our Combination Profitability Initiative, or CPI, with $444 million of annualized cost synergies actioned through December 31, 2018.
- Completed a strategic review of our business portfolio and developed plans to seek buyers for the tank storage business and U.S. pipe fabrication businesses, which are not core to our vertical integration.
- Adjusted our operating model to account for our new, broader portfolio and footprint and implemented the One McDermott Way across the current project portfolio and prospective project bids, driving value for customers and stockholders.
- While substantial charges were incurred with respect to certain legacy CB&I projects, significant remedial measures have been taken to address performance issues on those projects, including the installation of new executive leadership team members, improvements in reporting structures, executive plans and forecast cost-base methodology and the flow of communication across the joint venture members and customers.

In evaluating the performance of David Dickson, our President and Chief Executive Officer, the Board considered the relatively short time frame post-Combination in which McDermott was able to achieve these notable strategic and operational achievements under Mr. Dickson's leadership. The Compensation Committee believes that Mr. Dickson has succeeded in positioning McDermott for significant long-term growth, while maintaining and strengthening customer and stakeholder relationships and establishing and promoting a strong culture for post-Combination McDermott.

Pay for Performance Alignment

Notwithstanding McDermott's achievements in 2018, the company experienced a declining stock price that severely impacted the value of Mr. Dickson's long-term incentives as of December 31, 2018, as shown in the graphic below:


▼ $6.4 million
10
8
6
4
2
$8.3 million
$1.9 million
LTI Award Value on Grant Date
LTI Award Value as of 12/31/18
3/1/18 RSU
6/1/18 RSU
6/1/18 PU*

* The LTI award value as of December 31, 2018 is based on McDermott's closing stock price as of December 31, 2018. The value of performance units as of December 31, 2018 is based on achieving threshold performance.

This significant reduction in value exhibits McDermott's pay-for-performance philosophy and the alignment of our compensation programs with the interests of our stockholders.

EXECUTIVE COMPENSATION POLICIES AND PRACTICES

Below we highlight certain of our executive compensation and governance policies and practices, including both those which we utilize to drive performance and those which we prohibit because we do not believe they would serve our stockholders' long-term interests:



What we do

✔ Pay for Performance
A significant portion of target total direct compensation is tied to performance, including 100% of annual incentive compensation and 50% of the NEO's target value long-term incentive compensation.

✔ Meaningful Stock Ownership Guidelines
We have stock ownership guidelines for our NEOs that generally require the retention of a dollar value of qualifying McDermott securities of 5x base salary for our CEO, 3x base salary for the other NEOs and 5x annual retainer for directors.

✔ Double Trigger Change in Control Agreements & Equity Agreements
Our change in control agreements and, beginning in 2016, our equity award agreements provide benefits only upon an involuntary termination or constructive termination of the executive officer within one year following a change in control.

✔ Independent Compensation Consultant
The Compensation Committee retains an independent compensation consultant to advise on executive compensation program and practices.

✔ Annual Compensation Risk Assessment
Our compensation consultant assists the Compensation Committee in conducting an annual risk assessment of our compensation programs.

✔ Annual Advisory Vote on NEO Compensation
We value our stockholders' input on our executive compensation programs, and our Board of Directors seeks an annual advisory vote from stockholders to approve NEO compensation.

✔ Modest Directed Perquisite Program
The Compensation Committee provides reimbursement to members of McDermott's executive committee, or EXCOM (which includes all of our NEOs), for financial planning and required executive physicals, in a combined amount not to exceed $20,000.

✔ Annual Review of Share Utilization
We evaluate share utilization levels annually by reviewing overhang levels (the dilutive impact of equity compensation on our stockholders) and annual run rates (the aggregate stock awarded as a percentage of total outstanding shares).

✔ Clawback Policy
We have a clawback policy that allows McDermott to recover, under certain circumstances, compensation paid to executive officers.



What we don't do

✘ Derivatives Trading, Hedging or Pledging of McDermott Stock
Members of the Board of Directors and employees are prohibited from engaging in derivatives trading, hedging or pledging of our common stock.

✘ Excise Tax Gross-Ups
We do not provide excise tax gross-ups in our change in control agreements.

✘ Repricing of Underwater Stock Options
Our equity incentive plans do not permit repricing or exchange of underwater stock options without stockholder approval.

IMPACT OF 2018 SAY ON PAY VOTE ON EXECUTIVE COMPENSATION AND STOCKHOLDER OUTREACH

2018 Stockholder Say on Pay Vote

In 2018, over 96% of our stockholders voted in favor of our executive compensation program. During both the Spring and Fall of 2018, in advance of our Annual Meeting of Stockholders, we reached out to stockholders representing approximately 40% of our outstanding shares of common stock and other stakeholders to gain insight regarding their perspectives on corporate governance and compensation matters. Based on recent improvements to our governance and compensation practices and positive say-on-pay results, no meetings were requested by our stockholders to discuss these topics, which we believe is an indication of our stockholders' support of our current compensation and governance framework. Our Board considered the 2018 say on pay vote and the matters discussed during our 2018 stockholder and stakeholder outreach efforts in considering any changes or enhancements to our governance and compensation practices.

STOCKHOLDER OUTREACH CYCLE



2018 COMPENSATION PROGRAM

WHAT WE PAY AND WHY: ELEMENTS OF TOTAL DIRECT COMPENSATION

Target Total Direct Compensation

The Compensation Committee seeks to provide reasonable and competitive compensation. As a result, it targets the elements of total direct compensation, or "TDC," for our NEOs generally within approximately 15% of the median compensation of our market for comparable positions, which it considers to be "market range" compensation.

The Compensation Committee may set TDC or individual elements of TDC above or below the market range to account for a NEO's performance, experience, tenure in the role, internal pay equity and other factors or situations that are not typically captured by looking at standard market data and practices and which the Compensation Committee deems relevant to the appropriateness or competitiveness of a NEO's compensation.

When making decisions regarding individual compensation elements, the Compensation Committee also considers the effect on the NEO's target TDC and target total cash-based compensation (annual base salary and annual incentives at target level), as applicable. The Compensation Committee's goal is to establish target compensation for each element that, when combined, creates a target TDC award for each NEO that is reasonable and competitive and supports our compensation philosophy and objectives.

Elements of Total Direct Compensation

Total direct compensation is comprised of three elements: annual base salary, annual incentive and long-term incentives.

ANNUAL BASE SALARY

We pay base salaries to provide a fixed level of compensation that helps attract and retain executives. Base salary levels recognize an executive officer's experience, skill and performance, with the goal of being market competitive based on the officer's role and responsibilities within the organization. Adjustments may be made based on individual performance, inflation, pay relative to the external market and internal pay equity considerations.

ANNUAL INCENTIVE

The Compensation Committee administers our annual incentive compensation program under our Executive Incentive Compensation Plan, or EICP. The EICP is a cash incentive plan designed to motivate and reward our NEOs and other key employees for their contributions to strategic business goals and other factors that we believe drive our earnings and promote creation of stockholder value. In 2018, EICP bonus pool funding was entirely based on our financial performance, with each participant's actual bonus award determined by achievement of the participant's individual performance goals.

2018 Financial Performance Goals and Financial Performance Results. In consideration of the anticipated Combination, in 2018 the Compensation Committee bifurcated the EICP design among pre- and post-Combination periods.

For the pre-Combination period, the Compensation Committee approved Adjusted Operating Income and Adjusted Free Cash Flow, weighted 50% each, as financial metrics under the EICP. The pre-Combination financial metric performance goals were established with consideration of management's internal forecast of Legacy McDermott's 2018 financial results through April 30, 2018, and were utilized to determine the EICP pool funding multiple for the pre-Combination period.

For the post-Combination period, the Compensation Committee continued the use of Adjusted Operating Income and Adjusted Free Cash Flow (defined as cash from operations less capital expenditures), weighted 50% each, as the financial metrics under the EICP. The post-Combination financial metric performance goals were established with consideration of management's internal forecast of McDermott's 2018 financial results from July 1, 2018 through December 31, 2018 and were utilized to determine the EICP pool funding multiple for the post-Combination period.

In approving the EICP design for each of the pre- and post-Combination periods, the Compensation Committee determined that the EICP pool funding multiple for each respective period will not be less than 0.5x nor more than 2.0x, and that the Compensation Committee has the discretion to increase or decrease the EICP pool funding multiple at any time in its sole discretion (subject to the maximum EICP pool funding of 2.0x).

McDermott's actual performance (including Legacy McDermott only for the pre-Combination period) against the stated goals determines the funding multiple for each financial metric performance goal, with the sum of the weighted funding multiples determining the EICP pool funding for each of the pre- and post-Combination periods.

PRE-COMBINATION

		Plan Design				Actual Results & EICP Pool Funding Multiple		
Weight	Financial Metric	Reason Metric Selected	Performance Level	Financial Metric Performance Goal	Funding Multiple	Actual Result*	Weighted Funding Multiple	EICP Pool Funding Multiple
50%	Adjusted Operating Income	Reflects execution performance	Threshold	$68M	0.5x	$111M	0.952x	1.952x
			Target	$90M	1.0x			
			Maximum	$113M	2.0x			
50%	Adjusted Free Cash Flow	Prioritizes liquidity needs	Threshold	$(68)M	0.5x	$111M	1.000x	
			Target	$(54)M	1.0x			
			Maximum	$(41)M	2.0x			

POST-COMBINATION

		Plan Design				Actual Results & EICP Pool Funding Multiple		
Weight	Financial Metric	Reason Metric Selected	Performance Level	Financial Metric Performance Goal	Funding Multiple	Actual Result*	Weighted Funding Multiple	EICP Pool Funding Multiple
50%	Adjusted Operating Income	Reflects execution performance	Threshold	$382M	0.5x	$(9)M	Below Threshold	0.500x
			Target	$449M	1.0x			
			Maximum	$516M	2.0x			
50%	Adjusted Free Cash Flow	Prioritizes liquidity needs	Threshold	$252M	0.5x	$(549)M	Below Threshold	
			Target	$296M	1.0x			
			Maximum	$340M	2.0x			

* Adjusted Operating Income and Free Cash Flow are non-GAAP financial measures. See Page 94 for a reconciliation of the non-GAAP measures to the most comparable GAAP measures.

As a result of the EICP pool funding multiple determined above, each NEO, with the exception of Mr. Mukherjee, was eligible to earn 1.952x of his target EICP award for the pre-Combination period, and 0.5x of his target EICP award for the post-Combination period, subject to modification by the Compensation Committee, based on his achievement of individual performance goals. Due to Mr. Mukherjee's employment with McDermott beginning during the post-Combination period on July 3, 2018, Mr. Mukherjee was eligible to earn 0.5x of his target EICP award, subject to modification by the Compensation Committee, based on his achievement of individual performance goals.

Individual Performance Goals. Following the determination of the EICP pool funding multiple, each individual participant's award was determined based on the achievement of the participant's individual performance goals. The Compensation Committee had the discretion to decrease the amount of payout to any participant based on his or her performance against his or her individual performance goals.

LONG-TERM INCENTIVES

The Compensation Committee believes that the interests of our stockholders are best served when a significant percentage of executive compensation is comprised of equity that appreciates in value contingent on increases in the value of our common stock and other performance measures that reflect improvements in McDermott's business fundamentals. Therefore, LTI compensation represents the single largest element of our NEOs' total direct compensation.

As with the EICP, in consideration of the anticipated Combination, the Compensation Committee bifurcated 2018 LTI awards among the pre- and post-Combination periods, primarily to allow the post-Combination Compensation Committee the opportunity to determine target LTI award amounts, allocation among types of LTI awards and financial metrics for performance-based awards that were more appropriate for the post-Combination McDermott and in alignment with our stockholder interests over the long term.

Specifically, in the pre-Combination period, the Compensation Committee awarded only restricted stock units, or RSUs, with the value of such awards being based on 50% of each NEO's 2017 target LTI award, with the exception of Messrs. Mukherjee and Prescott. Because Mr. Mukherjee's employment with McDermott began on July 3, 2018, he did not receive an LTI award during the pre-Combination period. Because Mr. Prescott's employment with McDermott began on January 8, 2018, the Compensation Committee awarded him RSUs valued at 50% of the 2017 target LTI for similarly situated executive officers.

In the post-Combination period, as expected, the Compensation Committee reassessed the target LTI award amounts and the allocation among types of LTI awards and awarded Performance Units and additional RSUs, maintaining an allocation of 2018 target LTI awards to the NEOs as follows:

Performance Units	Restricted Stock Units
50%	50%

Performance Units. Performance units are intended to align the NEOs' interests with those of our stockholders, with a focus on long-term results. The number of performance units awarded in 2018 which will ultimately be earned and vest, if any, will be determined with (1) 50% based on aggregate consolidated order intake for the performance period from July 1, 2018 through December 31, 2020, and (2) 50% based on McDermott's relative total shareholder return as compared to the Performance Peer Group (as defined on page 53 of this CD&A) for the performance period from May 10, 2018 through December 31, 2020.

The Compensation Committee identified order intake as a performance metric for 50% of the 2018 performance unit awards based on its belief that this metric ties specifically to McDermott's strategy of positioning itself for future growth by capitalizing on its robust revenue opportunity pipeline and growing end markets. The Compensation Committee also believes the performance units should remain highly sensitive to McDermott's stock price, in order to further align management's interests with those of our stockholders, and, accordingly, identified relative total shareholder return as the performance metric for the remaining 50% of the 2018 performance unit awards. For the 50% portion of the 2018 performance units based on aggregate consolidated order intake, up to 150% of a participant's target award may be earned, and for the 50% portion of the 2018 performance units based on relative total shareholder return, up to 200% of a participant's target award may be earned, to further the alignment of management's interests with those of our stockholders. If earned, 2018 performance units are structured to be paid out in shares of McDermott common stock, cash equal to the fair market value of the shares otherwise deliverable, or any combination thereof, at the sole discretion of the Compensation Committee.

The earned award with respect to the aggregate consolidated order intake metric over the performance period from July 1, 2018 through December 31, 2020 will be determined as follows:

Performance Level*	Earned Award
Maximum	150%
Target	100%
Threshold	50%
	0%

* Due to the nature of our business, order intake goals are competitively sensitive and therefore are not disclosed. The performance goals were established based on McDermott's internal forecast.

The earned award with respect to the relative total shareholder return metric over the performance period from May 10, 2018 through December 31, 2020 will be determined as follows:

Total Shareholder Return Percentile Rank	Earned Award
90th Percentile	200%
50th Percentile	100%
25th Percentile	50%
<25th Percentile	0%

Restricted Stock Units. Restricted stock units, or RSUs, are intended to promote the retention of employees, including the NEOs. The RSUs granted in 2018 generally vest in one-third increments on the first, second and third anniversaries of the grant date. The RSUs may be paid out in shares of McDermott common stock, cash equal to the fair market value of the shares otherwise deliverable, or any combination thereof, at the sole discretion of the Compensation Committee.

DEFINING MARKET RANGE COMPENSATION – 2018 BENCHMARKING AND PEER GROUPS

To identify median compensation for each element of total direct compensation, the Compensation Committee relies on "benchmarking." This involves reviewing the compensation of our NEOs relative to the compensation paid to similarly situated executives at companies we consider our peers. As a result, the annual base salary, target annual incentive compensation, target LTI and target total direct compensation (which may not be additive from the three individual elements of target TDC) for each of the NEOs is benchmarked. However, the specific performance metrics and performance levels used within elements of annual and long-term compensation are designed for the principal purpose of supporting our strategic and financial goals and driving the creation of stockholder value, and, as a result, generally are not benchmarked.

Compensation Peer Group

It is the Compensation Committee's practice to periodically review and consider the individual companies used for benchmarking purposes. As part of this practice, and in consideration of the significantly increased size and scope of McDermott following the Combination, the Compensation Committee selected a new set of peers for executive compensation benchmarking purposes. In selecting the companies included in the revised peer group, the Compensation Committee identified a number of desired traits, including companies in related industries, with executive roles of comparable size and scope, roles requiring comparable expertise and indicative of who McDermott may compete with for talent. The Compensation Committee believes that identification of peers using a broad industry sector code is inadequate and does not establish similarity of operations and business models, nor identify historical competitors for managerial talent – factors the Compensation Committee considers in the selection of companies for benchmarking purposes. Therefore, the Compensation Committee considers revenues as the primary indicator of company size and scope, but also routinely looks at other financial and capital value metrics. In this CD&A, we refer to this peer group, which is utilized to develop benchmarks for the amount of compensation opportunities awards to the executive officers, as the "Compensation Peer Group." For Messrs. Dickson, Spence, Freeman and Mukherjee, market data from the Compensation Peer Group was reflective of compensation as reported in the 2018 proxy statements (and subsequent public disclosures, where applicable) of the companies in the Compensation Peer Group. Market data from the Compensation Peer Group was not utilized in making compensation decisions for Mr. Prescott, due to the limited proxy statement disclosures and corresponding compensation information available relating to his position. The component companies of the Compensation Peer Group are as follows:

AECOM	MasTec, Inc.
Dover Corporation	National Oilwell Varco, Inc.
EMCOR Group, Inc.	Parker-Hannifin Corporation
Fluor Corporation	Quanta Services, Inc.
Ingersoll-Rand plc	Stanley Black & Decker, Inc.
Jacobs Engineering Group Inc.	TechnipFMC plc
KBR, Inc.	Weatherford International plc

The only companies from this Compensation Peer Group which were also included in the peer group utilized for executive compensation benchmarking purposes in 2017, which we referred to as the Proxy Peer Group, are Jacobs Engineering Group, Inc. and KBR, Inc.

Survey Peer Group

The Compensation Committee also utilized market data based on a set of companies in similar industries which participated in the Willis Towers Watson 2017 general industry survey, which we refer to as the "Survey Peer Group". Aside from screening companies on the basis of their industry classifications and revenues, no further refinements or judgements were applied in the identification of companies within the sample. The Survey Peer Group is intended to provide a reference point for pay levels within similar industries, and was used as a secondary reference for Messrs. Dickson, Spence, Freeman and Mukherjee, and a primary reference for Mr. Prescott.

Performance Peer Group

Similar to the Compensation Committee's review of the Compensation Peer Group, in consideration of the significantly increased size and scope of McDermott following the Combination, the Compensation Committee selected a new set of peers for use in connection with our 2018 Performance Unit awards. This set of peers, referred to as the Performance Peer Group, is referenced to develop relative industry benchmarks of company performance, with consideration of market conditions. In selecting the revised Performance Peer Group companies, the Compensation Committee identified a number of desired traits, including companies in similar or related industries, that are similarly influenced by the same macro-economic factors and are indicative of who McDermott may compete with for capital. The component companies of the Performance Peer Group are as follows:

AECOM	Petrofac Limited
Fluor Corporation	Saipem SpA
Halliburton Company	Schlumberger Limited
Jacobs Engineering Group Inc.	Subsea 7 SA
KBR, Inc.	TechnipFMC plc
National Oilwell Varco, Inc.	Wood plc

2018 NEO TARGET TOTAL DIRECT COMPENSATION

In evaluating and awarding 2018 NEO compensation post-Combination, the Compensation Committee reviewed market data provided by Meridian Compensation Partners, LLC ("Meridian"), our independent compensation consultant, which reflected benchmarks that indicated a higher range of compensation opportunities commensurate with a larger, more complex company. The NEO compensation approved by the Compensation Committee sought to align executives with their respective market median benchmark compensation opportunities, while establishing appropriate internal pay equity post-Combination. Accordingly, each NEO received increases to the elements of TDC in 2018. Even with those increases, however, each NEO's target TDC remains at or below to the market median compensation for his position, with the exception of Mr. Prescott, whose target TDC was established in excess of market median for the Survey Peer Group due to internal pay equity considerations.

CEO Compensation

	Annual Base Salary		Target EICP		Target LTI		2018 Target TDC
	2018	% 2018 TDC	2018	% 2018 TDC	2018	% 2018 TDC	
David Dickson President and Chief Executive Officer	$1,125,000	10%	125%	13%	$8,300,000	77%	$10,831,250

McDermott Tenure:
5 years

Annual Base Salary – Following the Combination, Mr. Dickson received an increase in his annual base salary of 25%. This increase was provided to more closely align his annual base salary with the revised Compensation Peer Group market range, and resulted in his annual base salary being within 3% of market median.

Annual Incentive – As part of the Compensation Committee's bifurcated approach to the EICP in 2018, the following performance goals were approved for Mr. Dickson with respect to the pre-Combination period:

- *Business Execution* – Deliver financial performance in line with forecast, with a focus on continuing to build backlog and profitability; continue focus on quality, health, safety, environment and security, or QHSES, performance; continue development of relationships across all stakeholders, including customers, potential co-venturers, the investment community, governments and banks.
- *Combination Execution* – Deliver on integration plan; complete organization design; complete financing for the Combination; ensure timely completion of Combination-related filings and our special meeting of stockholders.

The following performance goals were approved for Mr. Dickson with respect to the post-Combination period:

- *Financial* – Deliver financial performance in line with combined company forecast, with a focus on maintaining capital discipline, developing levels of predictability in line with Legacy McDermott and reviewing the newly implemented capital structure and opportunities for improvement.
- *Strategic* – Review capabilities of the combined company and examine investment and divestment opportunities; continue exploration and evaluation of both organic and inorganic strategic opportunities; deliver on plans for the planned maritime facility at Ras Al-Khair in Saudi Arabia.
- *QHSES* – Integrate cultures and performance management into one system for the combined company; introduce McDermott's Taking the Lead initiative into the legacy CB&I business; increase management approach and presence toward QHSES; introduce concept of the cost of non-quality into the legacy CB&I business.
- *Business Development* – Develop and implement key account and business development strategies.
- *Internal Organization* – Continue to develop and integrate the post-Combination EXCOM; continue enhancement of processes for talent management and succession planning; completion of post-Combination rebranding.

The Governance Committee's assessment of these individual performance goals considered McDermott's strategic and operational successes in 2018. Notably, under Mr. Dickson's leadership, McDermott completed the Combination with CB&I, which represented the culmination of a multi-year process through which McDermott's Board of Directors and executive management team considered both organic and inorganic strategies to increase the size and scale of the organization. The result of the Combination is the creation of a transformed company – a premier, fully integrated, global EPCI provider, with product solutions spanning onshore and offshore from concept to commissioning – with significantly increased earnings potential. As a testament to the benefits of the Combination, McDermott has booked new project awards that we believe neither legacy company would have won independently, and targeted over $475 million in annual run rate target savings under CPI, with $444 million of annualized cost synergies actioned through December 31, 2018. While substantial charges were incurred with respect to certain legacy CB&I projects, Mr. Dickson took significant remedial measures to address performance issues on those projects, including the installation of new executive leadership team members, improvements in reporting structures, executive plans and forecast cost-base methodology and the flow of communication across the joint venture members and customers. McDermott also ended 2018 with a strong liquidity position, with $1.4 billion of total cash availability as of December 31, 2018. To further drive value for customers and stockholders, Mr. Dickson led the adjustment of McDermott's operating model to account for our new, broader portfolio and footprint and guided the implementation of the One McDermott Way across the current project portfolio and prospective project bids. Following the Combination, McDermott completed a full strategic portfolio review, following which it was determined that the storage tank and pipe fabrication businesses should be divested, as not core to McDermott's long-term strategic objectives as a vertically integrated supplier with strong pull-through from our Technology segment. The sales processes are underway, with expected completion during 2019. Additionally, Mr. Dickson drove the integration of McDermott's QHSES processes and standards into the combined business, with the realignment of our Taking the Lead initiative to encompass the post-Combination organization, and directed focus of the cost of non-quality for the legacy CB&I business. During 2018, Mr. Dickson also significantly improved existing relationships with customers, co-venturers, the investment community, governments, banks and other stakeholders. Finally, through the completion of the Combination, Mr. Dickson established an experienced and proven leadership team, drawing on the strengths of both legacy organizations, and rolled-out a complete rebranding to modernize the face of post-Combination McDermott.

Following the Combination, Mr. Dickson received an increase in his target EICP award from 110% to 125% of his annual base salary earned, which resulted in his target EICP award equaling the revised Compensation Peer Group market median. In consideration of the Governance Committee's assessment of Mr. Dickson's achievement of his individual performance goals as discussed above, the Compensation Committee awarded Mr. Dickson a final EICP award of $1,250,000.

Long-Term Incentive – Following the Combination, Mr. Dickson received an increase in his 2018 target long-term incentive award, after which his target LTI award was within 3% of the revised Compensation Peer Group market median.

Other NEO Compensation

	Annual Base Salary		Target EICP		Target LTI		
	2018 ($)	% 2018 TDC	2018	% 2018 TDC	2018 ($)	% 2018 TDC	2018 Target TDC ($)
Stuart A. Spence Executive Vice President and Chief Financial Officer **McDermott Tenure:** 5 years	650,000	20%	100%	20%	2,000,000	60%	3,300,000
John M. Freeman Executive Vice President, Chief Legal Officer and Corporate Secretary **McDermott Tenure:** 1 year, 8 months	510,000	24%	85%	20%	1,200,000	56%	2,143,500
Samik Mukherjee Executive Vice President, Chief Operating Officer **McDermott Tenure:** 9 months	700,000	24%	100%	24%	1,500,000	52%	2,900,000
Ian Prescott Senior Vice President, Asia Pacific **McDermott Tenure:** 1 year, 3 months	425,000	35%	70%	24%	500,000	41%	1,222,500

Annual Base Salary – Following the Combination, Messrs. Spence, Freeman and Prescott received increases in their respective annual base salaries to more closely align their respective annual base salary with the revised Compensation Peer Group market range, except in the case of Mr. Prescott, where the increase was based on internal pay equity considerations. Mr. Mukherjee's annual base salary was set in consideration of the revised Compensation Peer Group market median annual base salary for his position.

Annual Incentive – Following the Combination, Messrs. Spence and Freeman received increases in their respective target EICP awards to more closely align with the revised Compensation Peer Group market median. Mr. Mukherjee's target EICP award was set at the revised Compensation Peer Group market median. Mr. Prescott received an increase in his target EICP award primarily based on internal pay equity considerations.

Based on the Compensation Committee's and Mr. Dickson's assessment of each other NEO's achievement of his individual performance goals, the Compensation Committee awarded the other NEOs final EICP awards as follows:

NEO	Award Amount ($)
Mr. Spence	572,312
Mr. Freeman	383,366
Mr. Mukherjee	205,768
Mr. Prescott	298,312

Long-Term Incentive – Following the Combination, Messrs. Spence and Freeman received increases in their respective 2018 target long-term incentive awards to more closely align their target LTI award with the revised Compensation Peer Group market range. Mr. Mukherjee's target LTI award was set in consideration of the revised Compensation Peer Group market median target LTI award, as well as his relative experience in his position. Mr. Prescott received an increase in his target LTI award primarily based on internal pay equity considerations.

2018 OTHER COMPENSATION ELEMENTS

Recognition Program

In March 2018, the Compensation Committee approved the McDermott Recognition Program for its then-serving executive officers, including each of the NEOs, with the exception of Mr. Mukherjee (whose employment with McDermott began on July 3, 2018), to recognize the efforts associated with the Combination (through the date of approval of the program) and to retain the executive officers for a period following the Combination. The Compensation Committee approved award amounts under the McDermott Recognition Program as set forth below:

NEO	Award Amount ($)
Mr. Dickson	1,125,000
Mr. Spence	637,500
Mr. Freeman	529,000
Mr. Prescott	390,000

Under the program, 50% of the award amount was payable in cash within 15 days following the date of the closing of the Combination. The remaining 50% of the award is payable in cash, if at all, within 15 days following the first anniversary of the closing of the Combination, provided that at least $62.5 million in CPI savings have been achieved for any fiscal quarter ending after the closing date through the first anniversary of the Combination, based on an annualized $250 million in total CPI savings. If this CPI savings target has not been met as of the one-year anniversary of the Combination, then no payment will be made and any unpaid portion of the award will be forfeited.

Sign-On Awards

In connection with Mr. Mukherjee's appointment as Executive Vice President, Chief Operating Officer in July 2018, the Compensation Committee approved a $700,000 sign-on award of RSUs, which was intended to compensate him for the forfeiture of certain incentives from his former employer, as well as a cash signing bonus of $450,000, payable in a single lump-sum on his date of hire, which was intended to compensate him for other benefits from his former employer that he was foregoing by joining McDermott.

In connection with Mr. Prescott's appointment as Vice President, Asia, in January 2018, the Compensation Committee approved a $400,000 sign-on award of RSUs, which was intended to compensate him for the forfeiture of certain incentives from his former employer.

Perquisites

In 2018 our Compensation Committee continued its approach with respect to perquisites started in 2016, and provided for financial planning services and an executive physical to be reimbursed to the participant or paid directly to the participant's provider of choice, in a combined amount not to exceed $20,000, rather than providing an allowance to be used for a company-required physical and any other purpose determined by the participant, as in prior years. No other perquisites were available to the participants in McDermott's perquisite program, with the exception of any company-required spousal travel for (1) the Chief Executive Officer, and (2) the remaining participants, including our NEOs, as approved by the Chief Executive Officer. There were no reimbursements to any perquisite program participants for company-required spousal travel in 2018.

Additionally, and consistent with our past practice, we may provide a gross-up for any imputed income related to such company-required spousal travel, but only when the presence of the spouse is related to the underlying business purpose of the trip. We also may provide our NEOs with a tax gross-up on any relocation-related expense reimbursements that may be subject to tax, but no such reimbursements were made in 2018.

Expatriate Benefits & Tax Equalization Program

McDermott provides benefits to our expatriate employees, which benefits are designed to relocate and support employees who are sent on an assignment outside of their home country. Expatriate benefits generally include an expatriate premium equal to 5-10% of the employee's base salary, a location premium in certain countries, a housing allowance (or company provided housing in certain locations), transportation allowance (or company provided transportation in certain locations), a cost of living differential, where applicable, a vacation allowance based on the cost of an economy plane ticket to the employee's home location, company paid education for approved dependents in locations where public education is not an option and a tax equalization program. Mr. Prescott received expatriate benefits during 2018, as Mr. Prescott is a dual British and Australian citizen based in Kuala Lumpur.

Under McDermott's tax equalization program, we ensure that participating expatriate employees are subject to essentially the same income tax liability on employment compensation as they would have paid had they lived and worked in the United States. Each expatriate employee is responsible for a hypothetical U.S. income tax liability based on an estimate of the expatriate's anticipated U.S. income tax liability on his or her stay-at-home employment income. Under the program, McDermott is responsible for the host country tax (if applicable) and assignment country taxes (if applicable) and any additional income taxes attributed to the international assignment in excess of the hypothetical tax liability. Mr. Mukherjee, while not an expatriate employee, is included in the tax equalization program to ensure that McDermott and Mr. Mukherjee remain tax compliant in all countries in which he may have a deemed tax liability.

Defined Contribution Plans

We provide retirement benefits for most of our U.S. based employees, including our U.S. based NEOs, through sponsorship of the McDermott Savings Plan, a qualified defined contribution 401(k) plan that we refer to as the "Savings Plan." The Savings Plan was previously named the McDermott Thrift Plan, but was renamed effective January 1, 2019 following the merger of the CB&I Savings Plan into the McDermott Thrift Plan. We provide retirement benefits for our non-U.S. expatriate employees through sponsorship of a global defined contribution plan, which we refer to as the "McDermott Global Savings Plan."

Retirement Plans

As a local employee of CB&I Nederland B.V., a subsidiary of McDermott in The Netherlands, Mr. Mukherjee is a participant in the CB&I Nederland B.V. Retirement Plan (the "Dutch Retirement Plan"). The Dutch Retirement Plan is part of the standard terms and conditions for employees of CB&I Nederland B.V., and is administered in compliance with governing pension legislation in The Netherlands. The Dutch Retirement Plan is a collective defined contribution plan, but is reported under generally accepted accounting principles in the United States as an average pay defined benefit plan. Other than through the Dutch Retirement Plan, we do not provide defined benefit pension plans to any of our NEOs. See the "Pension Benefits" table under "Executive Compensation Tables" below for more information.

Deferred Compensation Plan

The McDermott International, Inc. Director and Executive Deferred Compensation Plan, or the DCP, is a defined contribution supplemental executive retirement plan established by our Board and the Compensation Committee to help maintain the competitiveness of our post-employment compensation as compared to our market. The DCP is an unfunded, nonqualified plan that provides each participant in the plan with benefits based on the participant's notional account balance at the time of retirement or termination. Under the DCP, on an annual basis, the Compensation Committee has the discretion to credit a specified participant's notional account with an amount equal to a percentage of the participant's prior-year base salary and annual bonus paid in the prior year. We refer to such credit as a "Company Contribution." In 2018, Messrs. Dickson, Spence and Freeman were participants in the DCP and their respective accounts in the DCP received a Company Contribution in an amount equal to 5% of the sum of their respective base salaries paid in 2017 (in all cases) and 2016 bonus paid in 2017 (in the case of Messrs. Dickson and Spence). Additionally, Mr. Freeman received a discretionary Company Contribution under the DCP equal in value to 5% of his 2017 target base salary he would have earned for the period from January 1, 2017 through his date of hire. Messrs. Mukherjee and Prescott were not participants in the DCP in 2018.

The Compensation Committee has designated deemed mutual fund investments to serve as indices for the purpose of determining notional investment gains and losses to each participant's account for any Company Contribution or participant-elected deferrals. Each participant allocates any Company Contributions and deferrals among the various deemed investments. DCP benefits are based on the participant's vested notional account balance at the time of retirement or termination. Please see the "Nonqualified Deferred Compensation" table and accompanying narrative below for more information about the DCP and Company Contributions to DCP accounts.

Employment Agreements

We do not currently have any employment agreements with any of our NEOs relating to ongoing employment, with the exception of Mr. Mukherjee. Mr. Mukherjee has an employment agreement with CB&I Nederland B.V., one of McDermott's subsidiaries in The Netherlands, related to his status as an employee of that entity, which sets forth the standard employment terms and conditions for employees in The Netherlands. The terms of the employment agreement are generally consistent with those of employment agreements entered into with McDermott's other employees (other than temporary employees) working in The Netherlands, with the exception of certain provisions relating to the Dutch net pension scheme, which provisions are not applicable to Mr. Mukherjee due to his receipt of a monthly contribution of $2,000 into the Dutch Retirement Plan.

Change in Control Agreements

We believe change in control agreements for executive officers are common within our industry, and our Board and the Compensation Committee believe that providing these agreements to our NEOs protects stockholders' interests by helping to assure management continuity and focus through and beyond a change in control. Accordingly, we have provided change in control agreements to key senior executives since 2005. Our change in control agreements contain what is commonly referred to as a "double trigger," that is, they provide benefits only upon an involuntary termination or constructive termination of the executive officer within one year following a change in control. The change in control agreements for our NEOs generally provide a cash severance payment of a multiple of the sum of the NEO's annual base salary and target EICP, as set forth below, and a pro-rated bonus payment under the EICP.

NEO	Multiple of Base Salary + Target EICP
Mr. Dickson	2.5x
Mr. Spence	2.0x
Mr. Freeman	2.0x
Mr. Mukherjee	2.0x
Mr. Prescott	1.0x

In addition, upon an involuntary termination or constructive termination within one year following a change in control, each such officer would become fully vested in any outstanding and unvested equity-based awards and his or her respective account balance in the DCP.

The change in control agreements: (1) do not provide for excise tax gross-ups; (2) require the applicable officer's execution of a release prior to payment of certain benefits; and (3) provide for the potential reduction in payments to an applicable officer in order to avoid excise taxes. The existing change in control agreements with Messrs. Freeman, Mukherjee and Prescott expired on March 15, 2019, prior to which the Compensation Committee approved a new form of Change in Control Agreement for these individuals, and other executive officers who currently have change in control agreements, other than Messrs. Dickson and Spence. The new form of change in control agreement is consistent in all material respects with the form of change in control agreement being replaced, except that (1) the term of the new change in control agreement will extend for an additional three years, through March 15, 2022, (2) the form of change in control agreement for Messrs. Mukherjee and Prescott contains a non-competition provision, and (3) the form of change in control agreement for Mr. Prescott provides a 2.0x multiple of base salary and target EICP for the cash severance payment referenced above. See the "Potential Payments Upon Termination or Change in Control" table under "Compensation of Executive Officers" below and the accompanying disclosures for more information regarding the change in control agreements with our NEOs, as well as other plans and arrangements that have different trigger mechanisms that relate to a change in control.

OTHER COMPENSATION POLICIES AND PRACTICES

SIZING LONG-TERM INCENTIVE COMPENSATION AND TIMING OF EQUITY GRANTS

The Compensation Committee generally determines the size of equity-based grants as a dollar value, rather than granting a targeted number of shares or units, with each target value generally set within market range. To determine the number of restricted stock units and performance shares or units granted, the target value of long-term incentive compensation is divided by the fair market value of the applicable component of equity on the date of grant.

To avoid timing equity grants ahead of the release of material nonpublic information, the Compensation Committee generally grants equity awards effective as of the first day of the open trading window following the meeting at which the grants are approved, which window period generally opens on the third NYSE trading day following the filing of our annual report on Form 10-K or quarterly report on Form 10-Q with the SEC.

STOCK OWNERSHIP GUIDELINES

To assist with the alignment of the interests of directors, executive officers and stockholders, we believe our directors and officers should have a significant financial stake in McDermott. To further that goal, we have adopted stock ownership guidelines requiring generally that our nonemployee directors and employees who are members of McDermott's EXCOM maintain a minimum ownership interest in McDermott. The EXCOM includes all of the NEOs. The ownership requirements are as follows:

Level	Base Salary or Annual Retainer Multiple
CEO	5x
Members of McDermott's EXCOM	3x
Nonemployee Directors	5x

Directors and officers have five years from their initial election as a director/officer or a change in position which increases the expected ownership level, whichever is later, to comply with the guidelines. Shares of McDermott common stock, restricted stock units (whether or not McDermott can settle them in cash and whether or not vested), performance shares and units (whether or not McDermott can settle them in cash and whether or not vested, but to the extent not vested, at target performance level), shares of McDermott common stock held in an employee's Savings Plan account and shares of McDermott common stock held in any trust in which an employee has a pecuniary interest (to the extent the employee has investment control over such shares) are all counted towards compliance with the stock ownership guidelines. Further, each director and officer subject to the stock ownership guidelines has the ability to certify his or her ownership at any time after reaching compliance with the required ownership level, following which such director or officer is not required to accumulate any additional McDermott securities, so long as he or she retains the number of securities held on the certification date, regardless of any subsequent changes in the market price of shares of McDermott common stock. All directors and NEOs currently meet or exceed their ownership requirement or are within the five-year period to achieve compliance.

DERIVATIVES TRADING AND HEDGING

McDermott's Insider Trading Policy prohibits all directors, officers and employees, including our NEOs, from engaging in "short sales" or trading in puts, calls or other options on McDermott's common stock. Additionally, directors, officers and employees are prohibited from, either directly or indirectly, through a designee or otherwise, purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or otherwise engaging in any transactions that are designed to or have the effect of hedging or offsetting any decrease in the market value of any McDermott shares, and are further prohibited from holding McDermott shares in a margin account or pledging McDermott shares as collateral for a loan.

CLAWBACK POLICY

Our Compensation Committee has adopted a clawback policy, which provides that, if the consolidated financial statements of McDermott are materially restated within three years of their initial filing, and the Compensation Committee determines, in its reasonable discretion, that any current or former executive officer has engaged in intentional misconduct, and such misconduct caused or partially caused the need for such restatement, the Compensation Committee may, within 12 months after such a material restatement, require that the executive forfeit and/or return to McDermott all or a portion of the compensation vested, awarded or received under any bonus award, equity award or other award during the period subject to restatement and the 12-month period following the initial filing of the financial statements that were restated. The forfeiture and/or return of compensation under the policy would be limited to any portion that the executive officer would not have received if the consolidated financial statements had been reported properly at the time of their initial filing. The clawback policy would not apply to restatements occurring as a result of a change in control, as defined in the DCP, and the policy does not limit the ability of McDermott to pursue forfeiture or reclamation of amounts under applicable law.

FORFEITURE PROVISIONS

Additionally, consistent with our recent practice, our grant agreements for awards made in 2018 contain a forfeiture provision. In 2018, this provision provided that, if any grantee who is employed by McDermott or performing services on behalf of McDermott under any consulting agreement is convicted of a felony or a misdemeanor involving fraud, dishonesty or moral turpitude, or engaging in conduct that adversely affects or, in the sole judgment of the Compensation Committee, may reasonably be expected to adversely affect, the business reputation or economic interests of McDermott, then all rights and benefits awarded under the respective agreements are immediately forfeited, terminated and withdrawn.

HOW WE MAKE COMPENSATION DECISIONS

Compensation Committee

The Compensation Committee has primary responsibility for determining and approving, on an annual basis, the compensation of our CEO and other executive officers. The Compensation Committee evaluates, in coordination with the Governance Committee, the CEO's performance in light of goals and objectives relevant to CEO compensation, and sets the CEO's compensation based on that evaluation. The Compensation Committee receives information and advice from its compensation consultant as well as from our human resources department and management to assist in compensation determinations.

Compensation Consultant

After completion of a selection process, in August 2017 our Compensation Committee engaged Meridian to serve as its consultant on executive compensation matters. Meridian provided advice and analysis to the Compensation Committee on the design, structure and level of executive and director compensation, and, when requested by the Compensation Committee, attended meetings of the Compensation Committee and participated in executive sessions without members of management present. Meridian reported directly to the Compensation Committee. When requested by the Governance Committee, Meridian will attend meetings of the Governance Committee with respect to nonemployee director compensation. While the Compensation Committee generally reviews its compensation consultant on an annual basis, in consideration of the recently completed Combination, the Compensation Committee deferred its annual review of Meridian for 2018 until 2019, to allow the newly constituted Compensation Committee sufficient time to review and consider Meridian's performance.

During 2018, Meridian did not perform any services for McDermott other than as described above. In January 2019, our Compensation Committee assessed whether the work performed by Meridian during 2018 raised any conflict of interest and determined that Meridian's work performed for the Compensation Committee raised no conflict of interest.

Role of CEO and Management

While the Compensation Committee has the responsibility to approve and monitor all compensation for our executive officers, management plays an important role in determining executive compensation. Management, at the request of the Compensation Committee, recommends financial goals that drive the business and works with Meridian to analyze competitive market data and to recommend compensation levels for our executive officers other than our CEO. Our CEO likewise assists the Compensation Committee by providing his evaluation of the performance of our other executive officers and recommending compensation for those officers, including adjustments to their annual incentive compensation, based on individual performance.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the Compensation Discussion and Analysis with McDermott's management and, based on our review and discussions, we recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION COMMITTEE

W. Craig Kissel, *Chair*
L. Richard Flury
Gary P. Luquette
Mary L. Shafer-Malicki

Executive Compensation Tables

All share amounts and fair market values reported in the following executive compensation tables reflect the three-to-one reverse stock split of our common stock effected on May 9, 2018.

SUMMARY COMPENSATION TABLE

The following table summarizes the prior three years' compensation of our Chief Executive Officer, our Chief Financial Officer, our three highest paid executive officers who did not serve as our CEO and CFO during 2018 and were employed by McDermott as of December 31, 2018. No compensation information is provided for Messrs. Freeman, Mukherjee or Prescott for 2016 and 2017, as they were not previously included as "named executive officers" in our proxy statement for our annual meeting of stockholders in 2017 or 2018. Unless otherwise noted, all amounts reported in the following tables for Mr. Mukherjee have been converted from local currency (Euros) to U.S. dollars on a monthly basis, using the average exchange rate for each month in which such amounts were paid, which ranged from 1.137159 to 1.169287.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[5]	Total ($)
Mr. Dickson President and Chief Executive Officer	2018	1,044,034	0	8,299,948	1,812,500	N/A	137,525	11,294,007
	2017	887,500	0	4,799,979	1,694,575	N/A	148,787	7,530,841
	2016	850,000	0	3,774,469	1,190,000	N/A	101,691	5,916,160
Mr. Spence Executive Vice President and Chief Financial Officer	2018	599,621	0	1,999,947	891,062	N/A	85,503	3,576,133
	2017	501,250	0	1,499,990	652,552	N/A	86,869	2,740,661
	2016	475,000	0	1,321,064	478,800	N/A	60,533	2,335,397
Mr. Freeman Executive Vice President, Chief Legal Officer and Corporate Secretary	2018	492,008	0	1,199,975	647,866	N/A	54,845	2,394,694
Mr. Mukherjee Executive Vice President and Chief Operating Officer	2018	342,946	450,805	2,199,995	205,768	N/A	27,627	3,227,141
Mr. Prescott Senior Vice President, Asia Pacific	2018	405,380	0	899,960	493,312	N/A	122,801	1,921,453

[1] The amounts reported in this column for Messrs. Mukherjee and Prescott represent partial-year service. Additionally, the amount reported in this column for Mr. Mukherjee includes amounts paid for (1) a vacation allowance equal to 8% of his yearly salary (2) a so-called "13th month" payment equal to one month of pay, and (3) a gross cost allowance equal to 4.2% of his yearly salary. The vacation allowance, 13th month payment and gross cost allowance form part of the standard terms and conditions for employees who are working for our subsidiaries in The Netherlands. The total of these amounts approximates an annual base salary of $700,000, which is the amount of annual base salary that the Compensation Committee approved for Mr. Mukherjee.

[2] The amount reported in this column for Mr. Mukherjee represents a sign-on bonus, which was paid in a single lump sum upon his date of hire in 2018.

[3] The amounts reported in this column represent the aggregate grant date fair value of stock awards granted to each NEO and computed in accordance with FASB ASC Topic 718. For Mr. Mukherjee, the amount reported includes a $700,000 sign-on award of RSUs intended to compensate him for the forfeiture of certain incentives from his former employer. For Mr. Prescott, the amount reported includes a $400,000 sign-on award of RSUs intended to compensate him for the forfeiture of certain incentives from his former employer. See

the "Grants of Plan-Based Awards" table for more information regarding the stock awards we granted in 2018. For a discussion of the valuation assumptions with respect to these awards, see Note 19 to the Consolidated Financial Statements included in our Form 10-K for the year ended December 31, 2018.

(4)   The amounts reported in this column for 2017 and 2016, respectively, are attributable to the annual incentive awards earned in 2017 but paid in 2018, and earned in 2016 but paid in 2017. The amounts reported in this column for 2018 for each of the NEOs, with the exception of Mr. Mukherjee, are attributable to (1) the annual incentive awards earned in fiscal year 2018, but paid in 2019, and (2) the portion of the McDermott Recognition Program awards paid in 2018, as set forth below. Since Mr. Mukherjee's employment with McDermott commenced on July 3, 2018, after the McDermott Recognition Program awards were already made, the amount reported for him in this column for 2018 is solely attributable to the annual incentive award earned in fiscal year 2018, but paid in 2019. The amount reported in this column for Mr. Mukherjee was converted from local currency (Euros) to U.S. dollars, using the exchange rate of 1.1311, which was the exchange rate in effect at the close of market on February 18, 2019, the date of the Compensation Committee's approval of Mr. Mukherjee's EICP award. See "Compensation Discussion and Analysis – 2018 Other Compensation Elements" for a detailed description of the McDermott Recognition Program.

	Annual Incentive under the EICP	Recognition Program Award
Mr. Dickson	1,250,000	562,500
Mr. Spence	572,312	318,750
Mr. Freeman	383,366	264,500
Mr. Mukherjee	205,768	0
Mr. Prescott	298,312	195,000

(5)   The amounts reported in this column for 2018 are attributable to the following:

ALL OTHER COMPENSATION

	Deferred Compensation Plan Contribution ($)(A)	Employer Match ($)(B)	Safe Harbor Non-Elective Contribution ($)(B)	Pension Contribution ($)(C)	Perquisite Program ($)(D)	Expatriate Benefits and Tax Equalization ($)(E)	Other ($)
Mr. Dickson	103,875	7,938	8,250	0	17,462	0	0
Mr. Spence	49,003	8,250	8,250	0	20,000	0	0
Mr. Freeman	23,000	6,396	8,250	0	17,199	0	0
Mr. Mukherjee	0	0	0	20,636	6,991	0	0
Mr. Prescott	0	0	0	0	1,634	121,167	0

(A)   The amounts reported in this column are attributable to contributions made by McDermott under the Deferred Compensation Plan.

(B)   The amounts reported in these columns are attributable to contributions made under the McDermott Savings Plan.

(C)   The amount reported in this column for Mr. Mukherjee is attributable to contributions made by McDermott under the Dutch Retirement Plan and the gross additional pension allowance Mr. Mukherjee received in lieu of his participation in the McDermott Savings Plan and Dutch Net Pension Scheme. For more information on the contributions made under the Dutch Retirement Plan and the gross additional pension allowance provided to Mr. Mukherjee, see "Executive Compensation Tables – Pension Benefits — The Dutch Retirement Plan."

(D)   The amounts reported in this column are attributable to payments made pursuant to McDermott's 2018 perquisite program. For Mr. Dickson, $15,957 related to financial planning and $1,505 related to his required physical. For Mr. Spence, $18,605 related to financial planning and $1,395 related to his required physical. For Mr. Freeman, $15,721 related to financial planning and $1,478 related to his required physical. For Mr. Mukherjee, $5,560 related to financial planning and $1,431 related to his required physical. For Mr. Prescott, $1,634 related to his required physical. For more information on McDermott's 2018 perquisite program, see "Compensation Discussion and Analysis — 2018 Other Compensation Elements — Perquisites."

(E)   The amounts reported in this column for 2018 are attributable to the following:

	Expatriate Premium ($)	Commodities & Service Allowance ($)	Housing & Utilities Allowance ($)	Vacation Airfare ($)	Education Allowance ($)	Relocation ($)	Company Provided Automobile ($)
Mr. Prescott	40,538	0	34,630	0	0	31,059	14,940

The amounts reported in this column do not reflect certain amounts which were withheld from Messrs. Mukherjee's and Prescott's compensation in 2018 pursuant to McDermott's tax equalization program for expatriate employees. Mr. Mukherjee, while not an expatriate employee, is included in the tax equalization program to ensure that McDermott and Mr. Mukherjee remain tax compliant in all countries in which he may have a deemed tax liability. Once Messrs. Mukherjee's and Prescott's respective ultimate tax liabilities are determined for 2018, McDermott expects to either collect additional funds from or issue refunds to Messrs. Mukherjee and Prescott in accordance with the tax equalization program. For more information on McDermott's tax equalization program, see "Compensation Discussion and Analysis — 2018 Other Compensation Elements — Expatriate Benefits."

GRANTS OF PLAN-BASED AWARDS

The following Grants of Plan-Based Awards table provides additional information about stock awards and equity and non-equity incentive plan awards we granted to our NEOs during the year ended December 31, 2018. All share amounts and fair market values reported in the following table reflect the three-to-one reverse stock split of our common stock effected on May 9, 2018.

Name/Award Type	Grant Date	Committee Action Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	Grant Date Fair Value of Stock and Option Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Mr. Dickson										
EICP	03/01/18	03/01/18	174,945	349,890	699,781	—	—	—	—	—
EICP	06/06/18	06/06/18	454,623	909,247	1,818,493	—	—	—	—	—
RP	05/10/18	03/01/18	562,500	1,125,000	1,125,000	—	—	—	—	—
RSUs	03/01/18	03/01/18	—	—	—	—	—	—	110,497	2,399,995
RSUs	06/06/18	06/06/18	—	—	—	—	—	—	82,584	1,749,955
PUnits	06/06/18	06/06/18	—	—	—	97,923	195,847	342,732	—	4,149,998
Mr. Spence										
EICP	03/01/18	03/01/18	67,593	135,185	270,370	—	—	—	—	—
EICP	06/06/18	06/06/18	210,137	420,274	840,548	—	—	—	—	—
RP	05/10/18	03/01/18	318,750	637,500	637,500	—	—	—	—	—
RSUs	03/01/18	03/01/18	—	—	—	—	—	—	34,530	749,992
RSUs	06/06/18	06/06/18	—	—	—	—	—	—	11,796	249,957
PUnits	06/06/18	06/06/18	—	—	—	23,596	47,192	82,586	—	999,998
Mr. Freeman										
EICP	03/01/18	03/01/18	56,901	113,803	227,606	—	—	—	—	—
EICP	06/06/18	06/06/18	140,145	280,290	560,581	—	—	—	—	—
RP[5]	05/10/18	03/01/18	264,500	529,000	529,000	—	—	—	—	—
RSUs	03/01/18	03/01/18	—	—	—	—	—	—	9,208	199,998
RSUs	06/06/18	06/06/18	—	—	—	—	—	—	18,876	399,982
PUnits	06/06/18	06/06/18	—	—	—	14,157	28,315	49,551	—	599,995
Mr. Mukherjee										
EICP	07/03/18	06/06/18	173,562	347,123	694,247	—	—	—	—	—
RSUs[5]	07/03/18	07/03/18	—	—	—	—	—	—	79,278	1,449,995
PUnits	07/03/18	07/03/18	—	—	—	20,503	41,006	71,760	—	750,000
Mr. Prescott										
EICP	03/01/18	03/01/18	41,351	82,701	165,403	—	—	—	—	—
EICP	06/06/18	06/06/18	96,178	192,356	384,712	—	—	—	—	—
RP	05/10/18	03/01/18	195,000	390,000	390,000	—	—	—	—	—
RSUs	03/01/18	03/01/18	—	—	—	—	—	—	9,208	199,998
RSUs[6]	03/01/18	03/01/18	—	—	—	—	—	—	18,416	399,996
RSUs	06/06/18	06/06/18	—	—	—	—	—	—	2,358	49,966
PUnits	06/06/18	06/06/18	—	—	—	5,899	11,798	20,646	—	250,000

(1) These columns reflect the threshold, target and maximum payout opportunities under the Executive Incentive Compensation Plan, or EICP, and under the McDermott Recognition Program, or RP. On March 1, 2018, our Compensation Committee established target EICP awards effective for the 2018 period from January 1, 2018 through the date of the closing of the Combination (the "pre-Combination period"), expressed as a percentage of the NEO's 2018 annual base salary earned, as follows: Mr. Dickson – 110%, Mr. Spence – 75%, Mr. Freeman – 70%, and Mr. Prescott – 70%. On June 6, 2018, our Compensation Committee established target EICP awards effective for the period beginning on the date of the Combination and ending on December 31, 2018 (the "post-Combination period"), expressed as a percentage of the NEO's 2018 annual base salary earned, as follows: Mr. Dickson – 125%, Mr. Spence – 100%, Mr. Freeman – 85%, and Mr. Prescott – 60%. Additionally, on June 6, 2018, the Compensation Committee established a target EICP award for Mr. Mukherjee equal to 100% of his annual base salary earned during the period commencing on his date of hire (July 3, 2018) and ending on December 31, 2018. Accordingly, the target amounts shown for Messrs. Dickson, Spence, Freeman and Prescott represent the sum of (1) their annual base earned during the pre-Combination period multiplied by their target award percentage established for that period and (2) their annual base earned during the post-Combination period multiplied by their target award percentage established for that period. The target amount shown for Mr. Mukherjee represents his annual base earned from July 3, 2018 through December 31, 2018 multiplied by his target award percentage established for that period. For all of the NEOs, the threshold amounts provided are equal to 50% of the respective target award amount and the maximum amounts provided are equal to 200% of the respective target award amount. See "Compensation Discussion and Analysis – What We Pay and Why: Elements of Total Direct Compensation – Annual Incentive," and "Compensation Discussion and Analysis – 2018 NEO Compensation" for a detailed description of the EICP and discussions regarding the determinations made with respect to the 2018 EICP awards. Actual payouts under the EICP in respect of 2018 are included above in the Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation.

On March 1, 2018, the Compensation Committee approved the RP for our then-serving executive officers, including each of the NEOs with the exception of Mr. Mukherjee (whose employment with McDermott began on July 3, 2018), to recognize the efforts associated with the Combination (through the date of approval of the RP) and to retain the executive officers for a period following the Combination. Under the RP, 50% of the award amount was payable in cash within 15 days following the date of the closing of the Combination. The remaining 50% of the award is payable in cash, if at all, within 15 days following the first anniversary of the closing of the Combination, provided that at least $62.5 million in Combination Profitability Initiative, or CPI, savings have been achieved for any fiscal quarter ending after the closing date through the first anniversary of the Combination, based on an annualized $250 million in total CPI savings. If this CPI savings target has not been met as of the first anniversary of the closing of the Combination, then no payment will be made and any unpaid portion of the award will be forfeited. See "Compensation Discussion and Analysis – 2018 Other Compensation Elements" for a detailed description of the RP and the calculation of awards made under the RP. Threshold payouts under the RP in respect of 2018 are also included above in the Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation."

(2) These columns reflect the target, threshold and maximum payout opportunities of 2018 grants of performance units under the 2016 LTIP. Each grant represents the right to receive the value of one share of McDermott common stock for each vested performance unit, paid in shares of McDermott common stock, cash equal to the fair market value of the shares otherwise deliverable, or any combination thereof, in the sole discretion of the Compensation Committee. The number of performance units awarded in 2018 which will ultimately be earned and vest, if any, will be determined with (1) 50% based on aggregate consolidated order intake for the performance period from July 1, 2018 through December 31, 2020, and (2) 50% based on McDermott's relative total shareholder return as compared to the Performance Peer Group for the performance period from May 10, 2018 through December 31, 2020. For the 50% portion of the 2018 performance units based on aggregate consolidated order intake, up to 150% of a participant's target award may be earned, and for the 50% portion of the 2018 performance units based on relative total shareholder return, up to 200% of a participant's target award may be earned. See "Compensation Discussion and Analysis – What We Pay and Why: Elements of Total Direct Compensation – Long-Term Incentives" and "2018 NEO Compensation" for a detailed description of the performance units awarded in 2018.

(3) This column reflects grants of restricted stock units under the 2016 LTIP. The restricted stock units are generally scheduled to vest in one-third increments on the first, second and third anniversaries of the date of grant. Each restricted stock unit represents the right to receive one share of McDermott common stock, cash equal to the fair market value of the share otherwise deliverable, or any combination thereof, in the sole discretion of the Compensation Committee.

(4) This column reflects the full grant date fair values of the equity awards computed in accordance with FASB ASC Topic 718. Grant date fair values are determined using the closing price of our common stock on the date of grant, as reported on the NYSE. For more information regarding the compensation expense related to 2018 awards, see Note 19 to the Consolidated Financial Statements included in our Form 10-K for the year ended December 31, 2018.

(5) This award includes a $700,000 sign-on award of RSUs intended to compensate Mr. Mukherjee for the forfeiture of certain incentives from his former employer.

(6) This award reflects a $400,000 sign-on award of RSUs intended to compensate Mr. Prescott for the forfeiture of certain incentives from his former employer.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following Outstanding Equity Awards at Fiscal Year-End table summarizes the equity awards we have made to our NEOs which were outstanding as of December 31, 2018.

Name	Grant Date	Option Awards[1]					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Mr. Dickson										
RSUs[4]	02/26/16						197,824	1,293,769	—	—
RSUs[5]	02/26/16						65,941	431,254	—	—
RSUs[4]	02/28/17						108,696	710,872	—	—
RSUs[5]	02/28/17						72,464	473,915	—	—
RSUs[5]	03/01/18						110,497	722,650	—	—
RSUs[5]	06/06/18						82,584	540,099	—	—
PUnits	06/06/18						—	—	97,923	640,420
Mr. Spence										
RSUs[4]	02/26/16						69,239	452,823	—	—
RSUs[5]	02/26/16						23,080	150,943	—	—
RSUs[4]	02/28/17						33,968	222,151	—	—
RSUs[5]	02/28/17						22,645	148,098	—	—
RSUs[5]	03/01/18						34,530	225,826	—	—
RSUs[5]	06/06/18						11,796	77,146	—	—
PUnits	06/06/18						—	—	23,596	154,318
Mr. Freeman										
RSUs[5]	08/14/17						14,865	97,217	—	—
RSUs[5]	03/01/18						9,208	60,220	—	—
RSUs[5]	06/06/18						18,876	123,449	—	—
PUnits	06/06/18						—	—	14,157	92,590
Mr. Mukherjee										
RSUs[5][6]	07/03/18						79,278	518,478	—	—
PUnits	07/03/18						—	—	20,503	134,090
Mr. Prescott										
RSUs[5]	03/01/18						9,208	60,220	—	—
RSUs[5][7]	03/01/18						18,416	120,441	—	—
RSUs[5]	06/06/18						2,358	15,421	—	—
PUnits	06/06/18						—	—	5,899	38,579

[1] The awards in this column represent grants of stock options. We have not granted any stock options to any of our NEOs during their employment with us.

[2] Market values in these columns are based on the closing price of our common stock, as reported on the NYSE as of December 31, 2018 ($6.54).

(3) The awards in this column represent grants of performance units, which generally may vest on the third anniversary of the grant date, based on the attainment of stated performance levels. The number and value of the 2018 performance units listed are based on achieving threshold performance as of the nearest year-end measurement date under the applicable grant agreement.

(4) These awards were originally granted as performance units on February 26, 2016 and on February 28, 2017. On March 1, 2018, the Compensation Committee approved amendments to the February 26, 2016 and February 28, 2017 Performance Unit Award Agreements, effective upon the closing of the Combination, to provide that 100% of the initial performance units granted would be converted into time-vested restricted stock units vesting on the third anniversary of the original grant date.

(5) These awards represent grants of restricted stock units, which generally vest in one-third increments on each of the first, second and third anniversaries of the grant date.

(6) This award includes a sign-on award of RSUs, which had a grant date fair value of $700,000 and which was intended to compensate Mr. Mukherjee for the forfeiture of certain incentives from his former employer.

(7) This award reflects a sign-on award of RSUs, which had a grant date fair value of $400,000 and which was intended to compensate Mr. Prescott for the forfeiture of certain incentives from his former employer.

OPTION EXERCISES AND STOCK VESTED

The following table provides information about the value realized by our NEOs on vesting of stock awards during the year ended December 31, 2018.

	Option Awards		Stock Awards[1]	
Name	Shares Acquired on Exercise (#)	Value Realized on Exercise	Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Dickson	0	N/A	431,186	9,713,555
Mr. Spence	0	N/A	113,365	2,554,589
Mr. Freeman	0	N/A	7,431	141,783
Mr. Mukherjee	0	N/A	0	0
Mr. Prescott	0	N/A	0	0

(1) The number of shares acquired on vesting reflected in this table represents the aggregate number of shares that vested during 2018 in connection with awards of restricted stock units ("RSUs") and performance units ("PUnits"). The value realized on vesting was calculated based on the fair market value of the underlying shares on the vesting date. The PUnits awarded in 2015, which vested on March 5, 2018, were settled entirely in cash, as determined in the sole discretion of the Compensation Committee. As a result, no shares of our common stock were actually acquired upon the vesting of: 246,587 PUnits for Mr. Dickson; and 59,181 PUnits for Mr. Spence. Messrs. Freeman, Mukherjee and Prescott were not awarded any PUnits in 2015 as they were not employed by the Company at that time. The following table sets forth the amount of shares attributable to RSUs and PUnits for each NEO:

	Performance Shares		Restricted Stock Units	
Name	Shares Acquired on Vesting (#)	Value Realized on Vesting	Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Dickson	246,587	5,555,613	184,599	4,157,943
Mr. Spence	59,181	1,333,348	54,184	1,221,241
Mr. Freeman	0	N/A	7,431	141,783
Mr. Mukherjee	0	N/A	0	0
Mr. Prescott	0	N/A	0	0

The following table sets forth the number of shares withheld by McDermott to satisfy withholding taxes upon vesting of the RSUs noted in the table above:

Name	Shares Withheld by McDermott on Vesting of Stock Awards (#)
Mr. Dickson	72,620
Mr. Spence	21,397
Mr. Freeman	2,924
Mr. Mukherjee	0
Mr. Prescott	0

PENSION BENEFITS

The following table shows the present value of accumulated benefits payable to Mr. Mukherjee under the Dutch Retirement Plan. We do not provide pension plans to any of our other NEOs.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit ($)	Payments During 2018 ($)
Mr. Dickson	N/A	N/A	N/A	N/A
Mr. Spence	N/A	N/A	N/A	N/A
Mr. Freeman	N/A	N/A	N/A	N/A
Mr. Mukherjee	Dutch Retirement Plan	0.5	12,951	0
Mr. Prescott	N/A	N/A	N/A	N/A

[1] The present value of accumulated benefits under the Dutch Retirement Plan reflects accrued age 67 benefits and is based on a discount rate of 1.8%, the most recently published mortality table "Prognosetafel AG2018" and other assumptions used to determine pension plan obligations as reflected in the consolidated financial statements in McDermott's Annual Report on Form 10-K for the year ended December 31, 2018.

THE DUTCH RETIREMENT PLAN

As a local employee of CB&I Nederland B.V., a subsidiary of McDermott in The Netherlands, Mr. Mukherjee is a participant in the Dutch Retirement Plan, a local retirement plan which is part of the standard terms and conditions for employees of CB&I Nederland B.V.

The basic pension scheme under the Dutch Retirement Plan is a collective defined contribution scheme that is administered in compliance with governing pension legislation in The Netherlands. The collective defined contribution consists of contributions by both the employer and the participant. The employer's fixed contribution to the basic pension scheme is 15% of the pensionable salary (which is statutorily capped, and was EUR 105,075 in 2018). The participant's contribution to the basic pension scheme is 7% of the pension-based salary, which is the portion of a participant's salary over which the participant's contribution is calculated. The pension-based salary is determined by subtracting a franchise amount from the pensionable salary. Under the terms of the Dutch Retirement Plan, the franchise amount, which is adjusted annually and deducted to establish the pension-based salary, was EUR 21,483 in 2018.

CB&I Nederland B.V. also offers a voluntary net pension scheme in order to provide participants with a gross annual salary exceeding the maximum pension-based salary the opportunity to increase their pension over the portion of their salary that is in excess of this amount. Although his gross annual salary exceeded the maximum pension-based salary, Mr. Mukherjee was not a participant in the net pension scheme, as he receives a gross additional pension allowance from McDermott of $2,000 per month in lieu of participating in either the net pension scheme or the Savings Plan.

Under the Dutch Retirement Plan, standard retirement is age 67. The default benefits include a lifetime old-age pension annuity, a 70% survivors' pension annuity, a temporary survivor's pension of 5% of the uncapped pensionable salary, payable in case the participant's death prior to the standard retirement date until the beneficiary survivor reaches the state pension retirement age, an orphan's pension and an excess disability pension.

Mr. Mukherjee's participation in the Dutch Retirement Plan commenced upon his date of hire, July 3, 2018. Mr. Mukherjee's yearly accrued old-age pension annuity under the Dutch Retirement Plan is calculated as follows: 1.75% of the annual maximum pensionable salary minus the franchise amount for each year of service up to the default retirement age.

For more information on our retirement plans, see "Compensation Discussion and Analysis — 2018 Other Compensation Elements — Retirement and Excess Plans."

NONQUALIFIED DEFERRED COMPENSATION

The following Nonqualified Deferred Compensation table summarizes our NEOs' compensation under the Deferred Compensation Plan. The compensation shown in this table is entirely attributable to the Deferred Compensation Plan.

The Deferred Compensation Plan is an unfunded, defined contribution retirement plan for officers of McDermott and its subsidiaries selected to participate by our Compensation Committee. Benefits under the Deferred Compensation Plan are based on: (1) the participant's deferral account, which is comprised of the notional account balance reflecting any executive contributions of deferred compensation; and (2) the participant's vested percentage in his or her company account, which is comprised of the notional account balance reflecting any contributions by us. A participant is at all times 100% vested in his or her deferral account. A participant generally vests in his or her company account 20% each year, subject to accelerated vesting for death, disability, termination of service by McDermott without cause or the occurrence of a change in control. Messrs. Mukherjee and Prescott were not participants in the Deferred Compensation Plan in 2018.

Name	Executive Contributions in 2018 ($)[1]	Company Contributions in 2018 ($)[2]	Aggregate Earnings in 2018 ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/31/18 ($)[4]	Percentage Vested at 12/31/18 ($)
Mr. Dickson	—	103,875	(17,361)	—	424,189	80%
Mr. Spence	—	49,003	(10,251)	—	168,351	60%
Mr. Freeman	—	23,000	339	—	23,339	0%
Mr. Mukherjee	—	—	—	—	—	—
Mr. Prescott	—	—	—	—	—	—

[1] Under the terms of our Deferred Compensation Plan, an eligible executive may defer up to 50% of his or her annual salary and/ or up to 100% of any bonus earned in any year. Although the Deferred Compensation Plan provides for deferrals, we no longer allow participants to defer compensation due to Section 457A of the Internal Revenue Code (the "Code").

[2] We make annual contributions to specified participants' notional accounts equal to a percentage of the participant's prior-year compensation. Under the terms of the Deferred Compensation Plan, the contribution percentage does not need to be the same for each participant. Additionally, our Compensation Committee may make a discretionary contribution to a participant's account at any time. In 2018, Messrs. Dickson, Spence and Freeman were participants in the DCP and their respective accounts in the DCP received a Company Contribution in an amount equal to 5% of the sum of their respective base salaries paid in 2017 (in each case) and 2016 bonus paid in 2017 (in the case of Messrs. Dickson and Spence). Additionally, Mr. Freeman received a discretionary Company Contribution under the DCP equal in value to 5% of his 2017 target base salary he would have earned for the period from January 1, 2017 through his date of hire. All of our 2018 contributions are included in the Summary Compensation Table above as "All Other Compensation."

[3] The amounts reported in this column represent notional accrued gains or losses during 2018 on each indicated participant's account. The accounts are "participant-directed," in that each participant personally directs the investment of contributions made on his or her behalf. As a result, any accrued gains or losses are attributable to the performance of the notional mutual fund investments. No amount of the earnings shown is reported as compensation in the Summary Compensation Table.

[4] The amounts reported in this column consist of contributions made by McDermott and notional accrued gains or losses as of December 31, 2018. The balances shown include contributions from previous years which have been reported as compensation to the NEOs in the Summary Compensation Table for those years – to the extent a NEO was included in the Summary Compensation Table during those years. The amounts of such contributions previously included in the Summary Compensation Table and years reported are as follows: we made contributions to Mr. Dickson's account of $114,767 in 2017, $70,100 in 2016, $42,500 in 2015 and $42,500 in 2014; and we made contributions to Mr. Spence's account of $52,019 in 2017, $27,283 in 2016 and $23,750 in 2015.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following tables show potential payments to our NEOs under existing contracts, agreements, plans or arrangements, whether written or unwritten, for various scenarios under which a payment would be due (assuming each is applicable) involving a change in control or termination of employment of each of our NEOs, assuming a December 31, 2018 termination date and, where applicable, using the closing price of our common stock of $6.54 as of December 31, 2018 (as reported on the NYSE). These tables do not reflect amounts that would be payable to the NEOs pursuant to benefits or awards that are already vested.

The amounts reported in the tables below for restricted stock units and performance units represent the value of unvested and accelerated shares or units, as applicable, calculated by multiplying the number of accelerated shares or units by $6.54 (the closing price of our common stock on December 31, 2018, as reported on the NYSE).

ESTIMATED VALUE OF BENEFITS TO BE RECEIVED UPON TERMINATION DUE TO DEATH OR DISABILITY

The following table shows the value of payments and other benefits due the NEOs, assuming their death or disability as of December 31, 2018.

	Dickson ($)	Spence ($)	Freeman ($)	Mukherjee ($)	Prescott ($)
Severance Payments	—	—	—	—	—
EICP	—	—	—	—	—
Deferred Compensation Plan[1]	84,838	67,340	23,339	—	—
Recognition Program Award[2]	562,500	318,750	264,500	—	195,000
Restricted Stock Units[3] (unvested and accelerated)	4,172,559	1,276,987	280,886	518,478	196,082
Performance Units[4] (unvested)	1,280,839	308,636	185,180	268,179	77,159
Total	6,100,736	1,971,713	753,906	786,657	468,241

[1] The amounts reported represent 20% of Mr. Dickson's, 40% of Mr. Spence's and 100% of Mr. Freeman's DCP balance as of December 31, 2018 that would become vested on death or disability.

[2] Under the terms of the McDermott Recognition Program award agreements, any award amount outstanding would be paid upon the employee's death or disability. Mr. Mukherjee was not a participant in the McDermott Recognition Program due to his date of hire.

[3] Under the terms of the outstanding restricted stock unit awards held by each of the NEOs as of December 31, 2018, all unvested restricted stock unit awards would become vested on his death or disability.

[4] Under the terms of the outstanding 2018 performance unit awards held by each of the NEOs as of December 31, 2018, 100% of the initial performance units granted would vest on the third anniversary of the grant date on his or her death or disability. The number of performance units that would vest is the number of performance units that would have vested based on actual performance had the NEO remained employed with McDermott until the third anniversary of the grant date. Accordingly, depending on McDermott's performance during the applicable measurement periods, each NEO may vest in a number of performance units ranging from (1) 0% - 150% of the initial performance units granted for the 50% portion of the 2018 performance units based on aggregate consolidated order intake and (2) 0% - 200% of the initial performance units granted for the 50% portion of the 2018 performance units based on relative total shareholder return.

The amounts reported assume that a total of 100% of the initial performance units granted for the 2018 awards will vest during the applicable measurement periods, all valued at the closing price of McDermott stock as reported on the NYSE on December 31, 2018. The actual value of performance units granted for the 2018 awards that may vest could be $0 for each NEO and up to $2,241,469 for Mr. Dickson, $540,112 for Mr. Spence, $324,065 for Mr. Freeman, $469,314 for Mr. Mukherjee and $135,028 for Mr. Prescott, in each case representing a total of 175% of the initial performance units granted for the 2018 awards. Additionally, the value of McDermott common stock could be greater or less than the amount used to value the performance shares or performance units for this table.

ESTIMATED VALUE OF BENEFITS TO BE RECEIVED UPON CHANGE IN CONTROL AND TERMINATION

We have change in control agreements with various officers, including each of our NEOs. Generally, under these agreements, if a NEO is terminated within one year following a change in control either (1) by our company for any reason other than cause or death or disability or (2) by the NEO for good reason, McDermott would be required to pay the NEO a severance payment based on the NEO's salary and a severance payment based on the NEO's target EICP percentage. In addition to these payments, the NEO would be entitled to various accrued benefits earned through the date of termination, such as earned but unpaid salary, earned but unused vacation and reimbursements.

Under these agreements, a "change in control" generally occurs on the occurrence of any of the following:

- a person becomes the beneficial owner of 30% or more of the combined voting power of McDermott's then outstanding voting stock unless such acquisition is made directly from McDermott in a transaction approved by a majority of McDermott's incumbent directors;
- individuals who are incumbent directors cease for any reason to constitute a majority of McDermott's board;
- completion of a merger or consolidation of McDermott with another company or an acquisition by McDermott or its subsidiaries, unless immediately following such merger, consolidation or acquisition: (1) all or substantially all of the individuals or entities that were the beneficial owners of outstanding McDermott voting securities immediately before such merger, consolidation or acquisition beneficially own at least 50% of the then outstanding shares of voting stock of the parent corporation resulting from the merger, consolidation or acquisition in the same relative proportions as their ownership immediately before such merger, consolidation or acquisition; (2) if such merger, consolidation or acquisition involves the issuance or payment by McDermott of consideration to another entity or its stockholders, the total fair market value of such consideration plus the principal amount of the consolidated long-term debt of the entity or business being acquired, does not exceed 50% of the sum of the fair market value of the outstanding McDermott voting stock plus the principal amount of our consolidated long-term debt; (3) no person beneficially owns 30% or more of the then outstanding shares of the voting stock of the parent company resulting from such merger, consolidation or acquisition; and (4) a majority of the members of the board of directors of the parent corporation resulting from such merger, consolidation or acquisition were incumbent directors of McDermott immediately before such merger, consolidation or acquisition;
- completion of the sale or disposition of 50% or more of the assets of McDermott and its subsidiaries on a consolidated basis, unless immediately following such sale or disposition: (1) the individuals and entities that were beneficial owners of outstanding McDermott voting stock immediately before such sale or disposition beneficially own at least 50% of the then outstanding shares of voting stock of McDermott and of the entity that acquires the largest portion of such assets, and (2) a majority of the members of the McDermott Board (if it continues to exist) and the board of directors of the entity that acquires the largest portion of such assets were incumbent directors of McDermott immediately before the completion of such sale or disposition; or any other set of circumstances is deemed by the Board in its sole discretion to constitute a change in control.

The change in control agreements do not provide for excise tax gross-ups. They do, however, provide for the potential reduction in payments to the applicable officer in order to avoid excise taxes.

The completion of the Combination on May 10, 2018 constituted a "change in control" for purposes of the change in control agreements described above, except for Mr. Mukherjee (whose employment with McDermott commenced on July 3, 2018). However, no payment to an NEO will be triggered under any change in control agreement with an NEO unless that NEO's employment with us is terminated under any of the circumstances described above within one year of the completion of that transaction.

The following table shows the estimated value of payments and other benefits due the NEOs, assuming a change in control and termination as of December 31, 2018.

	Dickson ($)	Spence ($)	Freeman ($)	Mukherjee ($)	Prescott ($)
Salary-Based Severance Payment[1]	5,960,342	2,410,918	1,808,186	2,094,247	700,058
EICP-Based Severance Payment[2]	1,406,250	650,000	433,500	347,123	290,979
Deferred Compensation Plan[3]	84,838	67,340	23,339	—	—
Restricted Stock Units[4] (unvested and accelerated)	4,172,559	1,276,987	280,886	518,478	196,082
Performance Units[4] (unvested and accelerated)	1,280,839	308,636	185,180	268,179	77,159
Total	12,904,829	4,713,881	2,731,092	3,228,027	1,264,278

[1] The salary-based severance payment made to Mr. Dickson in connection with a change in control would be a cash payment equal to 250% of the sum of his annual base salary prior to termination and his EICP target award applicable to the year in which the termination occurs. The salary-based severance payment made to Messrs. Spence, Freeman and Mukherjee in connection with a change in control would be a cash payment equal to 200% of the sum of his annual base salary prior to termination and his EICP target award applicable to the year in which the termination occurs. The salary-based severance payment made to Mr. Prescott in connection with a change in control would be a cash payment equal to the sum of his annual base salary prior to termination and his EICP target award applicable to the year in which the termination occurs.

For a hypothetical termination as of December 31, 2018, the salary-based severance payment under a change in control would have been calculated based on the following base salary and target EICP awards. See "Grants of Plan-Based Awards" above for more information on the calculation of target EICP awards.

NEO	Annual Base Salary ($)	Target EICP Award ($)
Mr. Dickson	1,125,000	1,259,137
Mr. Spence	650,000	555,451
Mr. Freeman	510,000	394,093
Mr. Mukherjee	700,000	347,123
Mr. Prescott	425,000	275,057

[2] Each NEO could receive up to two EICP-based severance payments in connection with a change in control depending on the timing of the termination relative to the payment of an EICP award, as follows:

- If an EICP award for the year prior to termination is paid to other EICP participants after the date of the NEO's termination, the NEO would be entitled to a cash payment equal to the product of the NEO's target EICP percentage (or, if greater, the actual amount of the bonus determined under the EICP for the year prior to termination) and the NEO's annual base salary for the applicable period. No such payment would have been due a NEO on a December 31, 2018 termination, because the 2017 EICP awards had already been paid.

- The NEO would be entitled to a prorated EICP payment based upon the NEO's target EICP percentage for the year in which the termination occurs and the number of days in which the NEO was employed with us during that year. Based on a hypothetical December 31, 2018 termination, each NEO, with the exception of Messrs. Mukherjee and Prescott, whose dates of hire were July 3, 2018 and January 8, 2018, respectively, would have been entitled to an EICP payment equal to 100% of his 2018 target EICP percentage times annual base salary, calculated based on the base salaries and target EICP percentages below. Based on a hypothetical December 31, 2018 termination date, each of Messrs. Mukherjee and Prescott would have been entitled to an EICP payment equal to approximately 50% and 98%, respectively, of his 2018 target EICP percentage times annual base salary, calculated based on the base salaries and target EICP percentages below.

NEO	Annual Base Salary ($)	Target EICP Percentage ($)
Mr. Dickson	1,125,000	125%
Mr. Spence	650,000	100%
Mr. Freeman	510,000	85%
Mr. Mukherjee	700,000	100%
Mr. Prescott	425,000	70%

(3) The amounts reported represent 20% of Mr. Dickson's, 40% of Mr. Spence's and 100% of Mr. Freeman's DCP balance as of December 31, 2018 that would become vested on a qualifying termination within one year following a change in control (as defined in the change in control agreements) pursuant to the executive's change in control agreements. Under the Deferred Compensation Plan, vesting will also occur upon a change in control, and for purposes of this plan a "change in control" generally occurs if:

- a person (other than a McDermott employee benefit plan or a corporation owned by McDermott stockholders in substantially the same proportion as the ownership of McDermott voting shares) is or becomes the beneficial owner of 30% or more of the combined voting power of McDermott's then outstanding voting stock;

- during any period of two consecutive years, individuals who at the beginning of such period constitute McDermott's Board of Directors, and any new director whose election or nomination by McDermott's Board was approved by at least two-thirds of the directors of McDermott's Board then still in office who either were directors at the beginning of the period or whose election or nomination was previously approved, cease to constitute a majority of McDermott's Board;

- a merger or consolidation of McDermott with any other corporation or entity has been completed, other than a merger or consolidation which results in the outstanding McDermott voting securities immediately prior to such merger or consolidation continuing to represent at least 50% of the combined voting power of the voting securities of McDermott or the surviving entity outstanding immediately after such merger or consolidation;

- McDermott's stockholders approve (1) a plan of complete liquidation of McDermott; or (2) an agreement for the sale or disposition by McDermott of all or substantially all of McDermott's assets; or

- within one year following the completion of a merger or consolidation transaction involving McDermott, (1) individuals who, at the time of execution and delivery of definitive agreements completing such transaction constituted the Board, cease for any reason (excluding death, disability or voluntary resignation) to constitute a majority of the Board; or (2) either individual, who at the first execution and delivery of definitive agreements completing the transaction, served as Chief Executive Officer or Chief Financial Officer does not, for any reason (excluding death, disability or voluntary resignation), serve as the Chief Executive Officer or Chief Financial Officer, as applicable, of McDermott, or if McDermott does not continue as a registrant with a class of equity securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, as the Chief Executive Officer or Chief Financial Officer, as applicable, of a corporation or other entity that is (A) a registrant with a class of equity securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and (B) the surviving entity in such transaction or a parent entity of the surviving entity or McDermott following the completion of such transaction; provided, however, that a change in control would not be deemed to have occurred pursuant to this clause in the case of a merger or consolidation which results in the voting securities of McDermott outstanding immediately prior to the completion of the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 55% of the combined voting power of the voting securities of the McDermott or the surviving entity outstanding immediately after such merger or consolidation.

(4) Under the terms of the 2016, 2017 and 2018 restricted stock unit awards outstanding, all unvested restricted stock units would become vested on a change in control, regardless of whether there is a subsequent termination of employment, only if the awards are not assumed in the transaction. On March 1, 2018, the Compensation Committee approved amendments to the February 26, 2016 form of Performance Unit Award Agreement and the February 28, 2017 form of Performance Unit Award Agreement to provide that 100% of the initial performance units granted thereunder would be converted into time-vested restricted stock units vesting on the third anniversary of the original grant date, subject to the completion of the Combination. Under the terms of the amended agreements, all unvested restricted stock units would become vested on a change in control, regardless of whether there is a subsequent termination of employment, only if the awards are not assumed in the transaction. Under the terms of the outstanding 2018 performance unit awards held by each of the NEOs, the greater of (1) target level, or (2) the actual performance level measured through the date the change in control becomes effective as determined in accordance with the grant agreement would become vested on a change in control, regardless of whether there is a subsequent termination of employment, only if the awards are not assumed in the transaction. If any of the outstanding restricted stock unit or performance unit awards are assumed in a change in control transaction, such awards would only vest on a subsequent termination of employment by the employer without cause or by the executive for good reason. Under the 2014 LTIP, a "change in control" generally occurs under the same circumstances described in the first three bullets in note (3) above with respect to our Deferred Compensation Plan, as well as on the occurrence of the below circumstances:

- McDermott's stockholders approve a plan of complete liquidation of McDermott;

- the consummation of a sale or disposition by McDermott of all or substantially all of McDermott's assets other than to an entity that is under common control with McDermott or to an entity for which at least fifty percent (50%) of the combined voting power of its voting securities outstanding immediately after such sale or disposition are owned or controlled by the stockholders of McDermott immediately prior to such sale or disposition; or

- within one year following the completion of a merger or consolidation transaction involving McDermott, (1) individuals who, at the time of execution and delivery of definitive agreements relating to such transaction constituted the Board, cease for any reason (excluding death, disability or voluntary resignation) to constitute a majority of the Board; or (2) the individual, who at the first execution and delivery of definitive agreements relating to the transaction, served as Chief Executive Officer does not, for any reason (excluding death, disability or voluntary resignation), serve as the Chief Executive Officer of McDermott, or if McDermott does not continue as a registrant with a class of equity securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, as the Chief Executive Officer of a corporation or other entity that is (A) a registrant with a class of equity securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and (B) the surviving entity in such transaction or a parent entity of the surviving entity or McDermott following the completion of such transaction; provided, however, that a change in control would not be deemed to have occurred pursuant to this clause in the case of a merger or consolidation which results in the voting securities of McDermott outstanding immediately prior to the completion of the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 55% of the combined voting power of the voting securities of the McDermott or the surviving entity outstanding immediately after such merger or consolidation.

Under the 2016 LTIP, a "change in control" generally occurs under the same circumstances described in the first three bullets in note (3) above with respect to our Deferred Compensation Plan, and under the same circumstances described in the first two bullets above with respect to our 2014 LTIP, as well as on the occurrence of the below circumstance:

- within one year following the consummation of a merger or consolidation transaction involving the Company (whether as a constituent corporation, the acquiror, the direct or indirect parent entity of the acquiror, the entity being acquired, or the direct or indirect parent entity of the entity being acquired), as a result of which the voting securities of the Company outstanding immediately prior thereto continue to represent more than fifty percent (50%) but less than fifty-five percent (55%) of the combined voting power of the voting securities of the Company or the surviving entity outstanding immediately after such merger or consolidation (a "Merger of Equals"): (i) individuals who, at the time of the execution and delivery of the definitive agreement pursuant to which such transaction has been consummated by the parties thereto (a "Definitive Transaction Agreement") (or, if there are multiple such agreements relating to such Merger of Equals, the first time of execution and delivery by the parties to any such agreement) (the "Execution Time"), constituted the Board cease, for any reason (excluding death, disability or voluntary resignation but including any such voluntary resignation effected in accordance with any Definitive Transaction Agreement), to constitute a majority of the Board; or (ii) the individual who, at the Execution Time, served as the Chief Executive Officer of the Company does not, for any reason (excluding as a result of death, disability or voluntary termination but including any such voluntary termination effected in accordance with any Definitive Transaction Agreement), serve as the Chief Executive Officer of the Company or, if the Company does not continue as a registrant with a class of equity securities registered pursuant to Section 12(b) of the Exchange Act, as the Chief Executive Officer of a corporation or other entity that is (A) a registrant with a class of equity securities registered pursuant to Section 12(b) of the Exchange Act and (B) the surviving entity in such Merger of Equals or a direct or indirect parent entity of the surviving entity or the Company following the consummation of such Merger of Equals.

The amounts reported in the chart above represent a total of 100% of the initial performance units granted for the 2018 awards.

PAY RATIO DISCLOSURE

The table below sets forth comparative information regarding: (1) the annual total compensation of our Chief Executive Officer, Mr. David Dickson, for the year ended December 31, 2018, determined on the basis described below; (2) the median of the annual total compensation of all employees of McDermott and its consolidated subsidiaries, excluding our Chief Executive Officer, for the year ended December 31, 2018, determined on the basis described below; and (3) a ratio comparison of those two amounts. These amounts were determined in accordance with rules prescribed by the SEC.

The applicable SEC rules require us to identify the median employee, by using either annual total compensation for all such employees or another consistently applied compensation measure. For these purposes, we used total earnings, as determined from McDermott's payroll records for the period from January 1, 2018 through December 31, 2018 (with December 31, 2018 being the "Measurement Date"), as our consistently applied compensation measure. We included all employees of McDermott and its consolidated subsidiaries as of the Measurement Date, whether employed on a full-time, part-time or seasonal basis and whether employed in the U.S. or a non-U.S. jurisdiction. We did not use statistical sampling or include cost of living adjustments for purposes of this determination. We converted all amounts paid in foreign currencies into U.S. Dollars, using the exchange rate in effect as of the close of market on December 31, 2018.

After identifying the median employee, based on the process described above, we calculated annual total compensation for that employee using the same methodology we used for determining total compensation for 2018 for our named executive officers as set forth in the Summary Compensation Table. The median employee is an Indian national employed as a Structural Fitter at our fabrication yard in Dubai, paid on an hourly basis in United Arab Emirates Dirham. The median employee's hourly pay was determined based on a review of market data for companies with individuals in similar positions and location, and such pay is within market range compensation. The median employee's total compensation is inclusive of holiday pay, vacation pay, religious holiday pay and McDermott provided housing accommodations.

Chief Executive Officer annual total compensation (A)	$11,294,007
Median annual total compensation of all employees (excluding Chief Executive Officer) (B)	$ 13,335
Ratio of (A) to (B)	847 to 1

The Compensation Committee reviewed the ratio set forth in the table above and determined that the differential in compensation reflected above is appropriate for the Company, given the wide range of responsibilities and level of accountability of our Chief Executive Officer, as compared to our median employee.

The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Auditor and Audit Committee Matters

ITEM 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR YEAR ENDING DECEMBER 31, 2019

The Audit Committee of our Board of Directors is directly responsible for the appointment, compensation (including approval of audit and non-audit fees) and evaluation of the independent registered public accounting firm that audits our financial statements and internal control over financial reporting. Our Board of Directors has ratified the decision of the Audit Committee to appoint Ernst & Young LLP ("EY") to serve as the independent registered public accounting firm to audit our financial statements for the year ending December 31, 2019. Although we are not required to seek stockholder approval of this appointment, it has been our practice to do so. No determination has been made as to what action the Audit Committee or the Board of Directors would take if our stockholders fail to ratify the appointment. Even if the appointment is ratified, the Audit Committee retains discretion to appoint a new independent registered public accounting firm at any time if the Audit Committee concludes such a change would be in the best interests of McDermott. Representatives of EY will be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions.

AUDIT COMMITTEE EVALUATION

The Audit Committee annually evaluates the performance of McDermott's independent registered public accounting firm, and determines whether to reappoint the current accounting firm or consider other firms. EY was appointed in 2018 following a competitive request for proposal process, replacing Deloitte & Touche LLP ("D&T") as our principal outside auditor. In selecting EY over competing firms, including D&T, the Audit Committee considered, among other things, each firm's:

- Global, national and local capabilities to handle the breadth and complexity of McDermott's global operations and ability to rely on component regional teams corresponding to the primary business locations of McDermott;
- Technical expertise and knowledge of McDermott's industry, global operations and potential risks McDermott will face;
- Proposed lead partner and engagement team experience, qualifications and effectiveness;
- Relationships, resources, and processes used to monitor emerging legislative, regulatory, and accounting issues;
- Processes for identifying and sharing with McDermott management industry best practices and trends and developments that affect our business environment;
- Style, approach and frequency of communication with the Audit Committee and management;
- Approach to identifying and resolving technical issues with management;
- Plan for utilizing internal audit activities to drive efficiency in the execution of the external audit plan;
- Reasonableness of estimated fees, costs and billing practices for audit and non-audit services;
- Processes for monitoring and maintaining independence; and
- Processes for ensuring confidentiality of McDermott intellectual capital from any competitors served by the firm.

Based on its evaluation, the Audit Committee believed the appointment of EY for fiscal year 2018 was in the best interests of McDermott and our stockholders.

At its meeting held in February 2019, the Audit Committee approved the reappointment of EY as McDermott's independent registered public accounting firm for fiscal year 2019. In determining whether to reappoint EY for fiscal year 2019, the Audit Committee considered a number of factors, including the quality of EY's audit and non-audit work, based on its oversight of the firm's work product, EY's reports on its quality controls and its performance during 2018, external data on EY's audit quality and performance, the appropriateness of EY's fees, and EY's written disclosures and independence letter required by the Public Company Accounting Oversight Board, or PCAOB. The Audit Committee determined the continued engagement of EY is in the best interests of McDermott and our stockholders. The Board of Directors concurred, and ratified the Audit Committee's appointment of EY to serve as our independent public accounting firm for the year ending December 31, 2019.

RECOMMENDATION OF BOARD OF DIRECTORS

Our Board of Directors recommends that stockholders vote "FOR" the ratification of the decision of our Audit Committee to appoint Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2019. The proxy holders will vote all proxies received for approval of this proposal unless instructed otherwise. Approval of this proposal requires the affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy and entitled to vote and actually voting on this proposal at the Annual Meeting. Because abstentions are not actual votes with respect to this proposal, they have no effect on the outcome of the vote on this proposal.

☑ Our Board of Directors recommends that stockholders vote "**FOR**" the ratification of appointment of Ernst & Young LLP

AUDIT COMMITTEE REPORT

The Board of Directors appoints an Audit Committee to oversee McDermott International, Inc.'s financial matters. Each member of the Audit Committee meets the independence requirements established by the NYSE, and three of the four members of the Audit Committee qualify as "audit committee financial experts" within the definition established by the SEC. The Audit Committee is responsible for:

- Overseeing the integrity of the financial statements of McDermott, including its internal control over financial reporting, and recommending to the Board that McDermott's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year.
- The selection, appointment, compensation, retention and oversight of McDermott's independent registered public accounting firm.
- Overseeing the performance of McDermott's internal audit function.
- Overseeing compliance with McDermott's policies with respect to financial risk assessment and management, and particularly McDermott's management of financial risk exposures.
- Monitoring McDermott's compliance with legal and regulatory financial requirements and certain aspects of McDermott's ethics and compliance program relating to financial matters, books and records and accounting and as required by applicable statutes, rules and regulations.

During 2018, and in making our recommendation that McDermott's financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2018, we have taken the following steps:

- We met in person three times and met telephonically six times during 2018.
- In consideration of the Combination, and due to the increased size and scale of McDermott, we launched a competitive request for proposal process during which we interviewed three public accounting firms and ultimately selected Ernst & Young LLP ("EY") as McDermott's new, independent registered public accounting firm during the first quarter of 2018.
- We reviewed, and discussed with McDermott's management and EY, McDermott's independent registered public accounting firm for the year ended December 31, 2018, McDermott's audited consolidated balance sheet at December 31, 2018, and consolidated statements of income, comprehensive income, cash flows and stockholders' equity for the year ended December 31, 2018.
- We discussed with EY those matters required to be discussed under the applicable standards of the Public Company Accounting Oversight Board, including information regarding the scope and results of the audit. These communications and discussions are intended to assist us in overseeing the financial reporting and disclosure process.

- We received and reviewed the written disclosures and the letter from EY required by applicable requirements of the Public Company Accounting Oversight Board regarding EY's communications with the Audit Committee concerning EY's independence from McDermott, and have discussed with EY its independence from McDermott. We also considered whether the provision of non-audit services to McDermott is compatible with EY's independence.

- We conducted periodic executive sessions with EY, with no members of McDermott management present during those discussions. EY did not identify any material audit issues, questions or discrepancies, other than those previously discussed with management, which were resolved to the satisfaction of all parties.

- We conducted periodic executive sessions with McDermott's internal audit department and regularly received reports regarding McDermott's internal control procedures.

- We reviewed, and discussed with McDermott's management and EY, management's report and EY's report and attestation on internal control over financial reporting, each of which was prepared in accordance with Section 404 of the Sarbanes-Oxley Act.

- We determined there were no former EY employees, who previously participated in the McDermott audit, engaged in a financial reporting oversight role at McDermott.

Based on the reviews and actions described above, we recommended to the Board that McDermott's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2018 for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE

William H. Schumann, III, *Chair*
Forbes I.J. Alexander
Philippe C. Barril
Marsha C. Williams

AUDIT FIRM FEES

For the year ended December 31, 2018, the aggregate fees billed to McDermott by EY, our independent registered public accounting firm commencing March 8, 2018, including expenses and taxes, totaled $10,136,591, and can be categorized as follows:

	2018 ($)
Audit Fees The Audit fees for the year ended December 31, 2018 were for professional services rendered for the audits of the consolidated financial statements of McDermott, the audit of McDermott's internal control over financial reporting, statutory and subsidiary audits, reviews of the quarterly consolidated financial statements of McDermott, assistance with review of documents filed with the SEC.	6,893,631
Audit-Related Fees The Audit-Related fees for the year ended December 31, 2018 were for assurance and related services and agreed upon procedures.	72,340
Tax Fees The Tax fees for the year ended December 31, 2018 were for professional services rendered for consultations on various U.S. federal, state and international tax matters, international tax compliance and tax planning, and assistance with tax examinations.	3,159,419
All Other Fees The Other fees for the year ended December 31, 2018 were for permitted non-audit services and subscriptions to EY's online accounting and financial reporting research tool.	11,200
Total	10,136,591

For the years ended December 31, 2018 and 2017, the aggregate fees billed to McDermott by D&T, the independent registered public accounting firm engaged by the Company through March 8, 2018, including expenses and taxes, totaling $15,000 and $4,424,962, which can be categorized as follows:

	2018 ($)	2017 ($)
Audit Fees The Audit fees for the year ended December 31, 2017 were for professional services rendered for the audit of the consolidated financial statements of McDermott, the audit of McDermott's internal control over financial reporting, statutory and subsidiary audits, reviews of the quarterly consolidated financial statements of McDermott and assistance with review of documents filed with the SEC.	0	3,256,446
Audit-Related Fees The Audit-Related fees for the year ended December 31, 2017 were for assurance and related services, employee benefit plan audits and advisory services.	0	149,215
Tax Fees The Tax fees for the period from January 1, 2018 through March 8, 2018 and for the year ended December 31, 2017 were for professional services rendered for consultations on various U.S. federal, state and international tax matters, international tax compliance and tax planning, and assistance with tax examinations.	15,000	1,019,301
All Other Fees During the period from January 1, 2018 through March 8, 2018 and for the year ended December 31, 2017, there were no other services.	0	0
Total	15,000	4,424,962

It is the policy of our Audit Committee to preapprove all audit, review or attest engagements and permissible non-audit services to be performed by our independent registered public accounting firm, subject to, and in compliance with, the *de minimis* exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934 and the applicable rules and regulations of the SEC. Our Audit Committee did not rely on the *de minimis* exception for any of the fees disclosed above.

2019 Long-Term Incentive Plan

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ITEM 4

APPROVAL OF THE 2019 LTIP

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We are asking our stockholders to approve the adoption of the 2019 McDermott International, Inc. Long-Term Incentive Plan (the "2019 LTIP").

On February 27, 2019, our Board of Directors adopted, subject to stockholder approval, a new long-term incentive plan, the 2019 LTIP, to replace the 2016 LTIP. We intend to reserve for issuance pursuant to awards under the 2019 LTIP 2,475,000 shares plus the number of shares that remain available for issuance under the 2016 LTIP and the Chicago Bridge & Iron 2008 Long-Term Incentive Plan (the "CB&I LTIP"). Unused shares under the expired Shaw Group, Inc. 2008 Omnibus Incentive Plan (the "Shaw Plan"), although no longer available for grant, served as a consideration in determining the optimal number of shares to reserve for issuance pursuant to awards under the 2019 LTIP.

In addition, if our stockholders approve the 2019 LTIP, shares that would otherwise become available for issuance under 2016 LTIP, the 2014 LTIP, the 2009 McDermott International, Inc. Long-Term Incentive Plan, the CB&I LTIP and the Shaw Plan (collectively referred to as the "prior plans") as a result of forfeitures, expiration or cancellation of previously made awards will become available for issuance under the 2019 LTIP, and no additional grants will be made pursuant to the prior plans.

A summary of the 2019 LTIP is set forth below. This summary is, however, qualified in its entirety by reference to the text of the 2019 LTIP, which is attached as Appendix A to this Proxy Statement.

REASON FOR THE PROPOSAL

The 2019 LTIP is intended to replace the 2016 LTIP and the CB&I LTIP and is needed to continue our equity compensation program. As of March 11, 2019, there were 630,788 shares of common stock remaining available for grant under the 2016 LTIP and 2,057,669 shares available for grant under the CB&I LTIP. Shares subject to awards that expire or are terminated, forfeited, or cancelled under the prior plans will become available for issuance under the 2019 LTIP, assuming the 2019 LTIP is approved, and the shares subject to the awards will be added back to the pool of available shares on the same basis as such shares counted against the overall share limit when granted under the applicable prior plan. Any previously granted awards that are outstanding under prior plans will remain outstanding in accordance with their terms. As of March 11, 2019, there were 5,405,451 full-value awards (restricted stock units and performance units) outstanding, and 328,523 shares underlying stock options and stock appreciation rights outstanding, with such stock options and stock appreciation rights having a weighted average remaining term of 1.04 years and weighted average exercise price of $31.38.

If the 2019 LTIP is not approved by the stockholders, we will not be able to continue our equity-based long-term incentive program, and we may be required to increase significantly the cash component of our executive compensation program in order to remain competitive and adequately compensate our employees. The lack of an equity compensation program would eliminate a key tool in our ability to ensure alignment between executive and stockholder interests.

We believe that incentive awards are critical to attracting, retaining and engaging highly qualified employees and to aligning their financial interests with the financial interests of our stockholders. Our Board recommends that stockholders approve the 2019 LTIP to allow us to continue to provide such incentives.

Stockholder approval of the 2019 LTIP will also constitute approval for purposes of satisfying the stockholder approval requirements under Section 422 of the Code so that the Compensation Committee may grant incentive stock options, or ISOs.

KEY CHANGES FROM THE 2016 LTIP

We believe that the 2016 LTIP has been effective in attracting and retaining highly-qualified employees and non-employee directors and has provided incentives that align the economic interests of participants with those of our stockholders. The 2019 LTIP retains most of the material terms of the 2016 LTIP, with certain changes to better align our plan with current trends related to plan design and corporate governance, as illustrated by the table below:

Provision	2016 LTIP	2019 LTIP
Number of shares reserved	12 million	2,475,000, plus unused shares reserved from prior plans
Annual Limits on Employee Grants	Maximum annual per person grant of 3,000,000 shares subject to options. Maximum annual per person grant of 3,000,000 shares in the form of restricted stock or restricted stock units. Maximum annual cash payout of $12,000,000 per person for performance units.	No provision. As a result of the elimination of the performance-based compensation exception under Section 162(m) of the Code, these per person limitations are no longer necessary. Annual limits on director awards remain in place.
Minimum Vesting	Awards to employees subject to a minimum vesting period of one year from the date of grant, subject to an exception for up to 5% of the shares reserved.	All awards (including director awards) will have a minimum vesting period of one year from the date of grant, subject to exceptions for up to 5% of the shares reserved as well as for director grants that vest at the next annual meeting.

- *Independent Board Oversight*. The Compensation Committee of our Board of Directors, composed solely of independent directors, will approve all grants made under the 2019 LTIP, provided, however, that the Compensation Committee may delegate to any committee of the Board, to the Chief Executive Officer and to any of our other senior officers its duties under the 2019 LTIP pursuant to such conditions or limitations as the Committee may establish; provided, however, that such delegation will not extend to the authority to make awards to our directors.

- *No Repricing of Options*. The 2019 LTIP prohibits repricing, replacement and regranting of stock options at lower prices unless approved by our stockholders.

- *No Discounted Options*. Stock options may not be granted with an exercise price below the closing price of our common stock on the NYSE on the date of grant.

- *Limited terms for Options*. Stock options granted under the 2019 LTIP are limited to 7-year terms.

- *No Liberal Share Counting*. Shares that are tendered by a participant or withheld (1) as full or partial payment of minimum withholding taxes related to the exercise or settlement of options, or (2) as payment for the option price, and shares repurchased in the open market with the proceeds of the payment of the option price, will not become available again for awards under the 2019 LTIP.

- *Dividends and Dividend Equivalents*. Dividends and dividend equivalents may only be paid to the extent the underlying award is actually paid. No dividend equivalents may be paid on stock options.

- *Annual Limitation on Director Awards*. The aggregate grant value of awards to any individual non-employee director may not exceed $500,000 in any calendar year.

- *Awards Subject to Future Clawback or Recoupment*. All awards granted under the 2019 LTIP will be subject to our clawback policy, as amended from time to time.

- *No Transferability*. Awards may not be transferred, except pursuant to a domestic relations order or by will or the laws of descent and distribution. This prohibition encompasses any transfers to third party financial institutions and any transfer for consideration.

- *No "Evergreen" Provision*. Shares authorized for issuance under the 2019 LTIP will not be replenished automatically. Any additional shares to be issued over and above the amount for which we are seeking authorization must be approved by our stockholders.
- *No Automatic Grants*. There are no automatic grants to new participants or "reload" grants when outstanding awards are exercised, expire or are forfeited.
- *No Tax Gross-ups*. Participants will not receive tax gross-ups under the 2019 LTIP.

NUMBER OF SHARES REQUESTED

In determining the number of shares to make available under the 2019 LTIP, the Compensation Committee considered the key historical stock usage data under the 2016 LTIP described above, the advice of Meridian Compensation Partners, LLC, its independent compensation consultant, and the expected dilution resulting from the 2019 LTIP. The Compensation Committee also considered many factors that affect the number of shares required for long-term incentive equity awards, such as changes in stock price over the life of the plan, the number of participants in the program and the size of awards to each participant. Considering all of these factors, the Compensation Committee determined that 2,475,000 shares, plus the number of shares remaining available for grant under the prior plans, is a prudent amount to satisfy the long-term incentive goals of the 2019 LTIP and also meet the expectations of the stockholders for minimal levels of dilution.

If the 2019 LTIP is approved, the total dilution from all outstanding awards under the prior plans as of March 11, 2019 and the shares requested for issuance under the 2019 LTIP would be approximately 4.5% of the common shares outstanding.

SUMMARY DESCRIPTION OF THE 2019 LTIP

Administration. The 2019 LTIP will be administered by the Compensation Committee of our Board of Directors. The Compensation Committee will select the participants and determine the type or types of awards and the number of shares or units to be optioned or granted to each participant under the 2019 LTIP. All or part of the award may be subject to conditions established by the Compensation Committee, which may include continued service with our company, achievement of specific business objectives, increases in specified indices, attainment of specified growth rates or other comparable measures of performance. The Compensation Committee will have full and final authority to implement the 2019 LTIP and may, from time to time, adopt rules and regulations in order to carry out the terms of the 2019 LTIP. As permitted by applicable law, the Board of Directors or the Compensation Committee may delegate its duties under the 2019 LTIP to another committee of the Board of Directors or to our chief executive officer and other senior officers, but not with respect to the authority to make awards to directors. The Compensation Committee has previously delegated the authority to make grants pursuant to prior plans to non-officers to our Chief Executive Officer and Chief Human Resources Officer.

Eligibility. Members of the Board of Directors, executive officers and employees of our company and its subsidiaries, as well as consultants, are eligible to participate in the 2019 LTIP. The Compensation Committee will select the participants for the 2019 LTIP. Any participant may receive more than one award under the 2019 LTIP. Presently, 831 current and former employees and 10 current and former non-employee members of the Board of Directors participate in the prior plans, although all of our approximately 32,000 employees are eligible for grants under the 2019 Plan in the discretion of the Compensation Committee. Because the 2019 LTIP provides for broad discretion in selecting participants and in making awards, however, the total number of persons who will participate going forward and the respective benefits to be awarded to them cannot be determined at this time.

Shares Available for Issuance through the 2019 LTIP. Shares available for issuance under the prior plans that have not been issued as of the date the 2019 LTIP is approved by stockholders will become available for issuance under the 2019 LTIP. As of March 11, 2019, 630,788 shares remained available for issuance under the 2016 LTIP and 2,057,669 shares remained available for issuance under the CB&I LTIP. 326,139 shares remained available for issuance pursuant to the Shaw Plan when it expired in January 2019 and such shares will not be added to the shares available for issuance under the 2019 LTIP. Through this proposal, we are asking stockholders for authorization to reserve 2,475,000 shares for issuance under the 2019 LTIP in addition to the shares remaining available for issuance under the 2016 LTIP and CB&I LTIP. No awards will be made under the 2019 LTIP until stockholders have approved the 2019 LTIP. The closing price per share of our common stock as of March 11, 2019 was $8.24.

The 2019 LTIP provides for a number of forms of stock-based compensation, as further described below. Awards settled in shares will count against the 2019 LTIP's overall share limit as one share for each share subject to such award. The 2019 LTIP also permits the reuse or reissuance by the 2019 LTIP of shares of common stock underlying canceled, expired, terminated or forfeited awards of stock-based compensation granted under prior plans, and the shares subject to the awards will be added back to the pool of available shares on the same basis as such shares counted against the overall share limit when granted under the applicable prior plan. Shares tendered or withheld on the settlement or exercise of a stock option as payment for tax withholding or the exercise price will not become available again under the 2019 LTIP.

The Compensation Committee shall make appropriate adjustments in the number and kind of shares that may be issued, the number and kind of shares subject to outstanding awards, the exercise or other applicable price and other value determinations applicable to outstanding awards under the 2019 LTIP to reflect any amendment to the 2019 LTIP, stock split, stock dividend, recapitalization, merger, consolidation, reorganization, combination or exchange of shares or other similar event.

Types of Awards Under the 2019 LTIP. The Compensation Committee may award to participants incentive and nonqualified stock options, restricted stock, restricted stock units and performance shares and performance units. The forms of awards are described in greater detail below.

Stock Options. The Compensation Committee will have discretion to award incentive stock options and nonqualified stock options. A stock option is a right to purchase a specified number of shares of common stock at a specified grant price. An incentive stock option is intended to qualify as such under Section 422 of the Code. The exercise price of an option may not be less than the fair market value of the underlying shares of common stock on the date of grant. Subject to the specific terms of the 2019 LTIP, the Compensation Committee will have discretion to determine the number of shares, the exercise price, the terms and conditions of exercise, whether an option will qualify as an incentive stock option under the Code and set such additional limitations on and terms of option grants as it deems appropriate.

Options granted to participants under the 2019 LTIP will expire at such times as the Compensation Committee determines at the time of the grant, but no option will be exercisable later than seven years from the date of grant. Each option award agreement will set forth the extent to which the participant will have the right to exercise the option following termination of the participant's employment. The termination provisions will be determined within the discretion of the Compensation Committee, may not be uniform among all participants and may reflect distinctions based on the reasons for termination of employment. Dividend equivalents do not attach to stock options.

Upon the exercise of an option granted under the 2019 LTIP, the option price is payable in full to us (1) in cash; (2) if permitted in the award agreement, by tendering shares having a fair market value at the time of exercise equal to the total option price; (3) if permitted in the award agreement, by a combination of (1) and (2); or (4) by any other method approved by the Compensation Committee in its sole discretion at the time of the grant and as set forth in the related award agreement.

Restricted Stock. The Compensation Committee also will be authorized to award restricted shares of common stock under the 2019 LTIP on such terms and conditions as it shall establish. Although recipients will have the right to vote restricted shares from the date of grant, they will not have the right to sell or otherwise transfer the shares during the applicable period of restriction or until earlier satisfaction of other conditions imposed by the Compensation Committee in its sole discretion. The award agreement will specify the periods of restriction, restrictions based on achievement of specific performance objectives, restrictions under applicable federal or state securities laws and such other terms it deems appropriate. Unless the Compensation Committee otherwise determines, participants will receive dividends on their shares of restricted stock; provided, however, that such dividends will be held by the company and will be subject to the same vesting period as the shares of restricted stock with respect to which the dividends are paid.

Each award agreement for restricted stock will set forth the extent to which the participant will have the right to retain unvested shares of restricted stock following termination of the participant's employment. These provisions will be determined in the sole discretion of the Compensation Committee, need not be uniform among all shares of restricted stock issued pursuant to the 2019 LTIP and may reflect distinctions based on reasons for termination of employment.

Restricted Stock Units. An award of a restricted stock unit constitutes an agreement by us to deliver shares of our common stock or to pay an amount equal to the fair market value of a share of common stock for each restricted stock unit to a participant in the future in consideration of the performance of services. Restricted stock units may be granted by the Compensation Committee on such terms and conditions as it may establish. The restricted stock unit award agreement will specify the vesting period or periods, the specific performance objectives and such other conditions as may apply to the award. During the applicable vesting period, participants will have no voting rights with respect to the shares of common stock underlying a restricted stock unit grant. However, participants shall, unless the Compensation Committee otherwise determines, receive dividend equivalents on the shares underlying their restricted stock unit grant in the form of cash or additional restricted stock units if a dividend is paid with respect to shares of our common stock.

Each award agreement for restricted stock units will set forth the extent to which the participant will have the right to retain unvested restricted stock units following termination of employment. These provisions will be determined in the sole discretion of the Compensation Committee, need not be uniform among all participants and may reflect distinctions based on reasons for termination of employment.

Performance Shares and Performance Units. Performance units and performance shares are forms of performance awards that are subject to the attainment of one or more pre-established performance goals during a designated performance period. Performance units and performance shares may be granted by the Compensation Committee at any time in such amounts and on such terms as the Compensation Committee determines. Each performance unit will have an initial value that is established by the Compensation Committee at the time of grant. Each performance share will have an initial value equal to the fair market value of a share of our common stock on the date of grant. The Compensation Committee in its discretion will determine the applicable performance period and will establish performance goals for any given performance period. When the performance period expires, the holder of performance shares or performance units will be entitled to receive a payout on the units and/or shares earned over the performance period based on the extent to which the performance goals have been achieved. Participants holding performance shares and/or performance units are not entitled to receive dividend equivalents for dividends declared with respect to shares of our common stock.

Payments may be made in cash or in shares of common stock that have an aggregate fair market value equal to the earned performance units or performance shares on the last day of the applicable performance period. Each award agreement will set forth the extent to which the participant will have the right to receive a payout of these performance shares and/or performance units following termination of the participant's employment. The termination provisions will be determined by the Compensation Committee in its sole discretion, may not be uniform among all participants and may reflect distinctions based on the reasons for termination of employment.

Director Awards. Awards to non-employee directors may be in any of the forms of awards described above, other than incentive stock options. The aggregate grant date fair value of awards to any individual non-employee director may not exceed $500,000 in any calendar year.

Performance Measures. The Compensation Committee may grant awards under the 2019 LTIP to eligible employees subject to the attainment of performance measures established by the Compensation Committee in its sole discretion. The number of performance-based awards granted to an officer or employee in any year will be determined by the Compensation Committee in its sole discretion.

Deferrals. The Compensation Committee will have the discretion to provide for the deferral of an award or to permit participants to elect to defer payment of some or all types of awards in a manner consistent with the requirements of Section 409A of the Code.

Minimum Vesting. Other than in the event of an earlier death or disability, each award under the 2019 LTIP shall have a minimum vesting period of one year from the date of its grant and no portion or installment of an award shall vest until one year from the date of grant; provided, however, that awards with respect to 5% of the shares authorized for grant pursuant to the 2019 LTIP may have a vesting period of less than one year; provided, however, that awards to directors who are not employees will not count against the shares available for this exception even if the vesting period is less than one year from the grant date, but not less than 50 weeks, so long as such awards are granted in connection with the regular annual meeting of stockholders and vest at the next regular annual meeting of stockholders following the grant date.

Change in Control. Upon the occurrence of a change in control (as defined in the 2019 LTIP), outstanding awards will be adjusted or substituted in accordance with the terms of the 2019 LTIP, and the default treatment unless otherwise provided by the Compensation Committee in the applicable award agreement, is as follows. If the participant does not receive a replacement award with respect to any outstanding award as of the change in control, then each such outstanding award will become fully vested and, if applicable, exercisable and any restrictions applicable to such award will lapse, with any applicable performance goals deemed to have been achieved at the greater of target level as of the date of such vesting or the actual performance level had the performance period ended on the date of the change in control. If a participant receives a replacement award and the participant terminates his or her employment for good reason, the participant is involuntarily terminated for reasons other than for cause, or the participant's employment terminates due to the participant's death or disability during the three-year period commencing on the date of a change in control, then (A) all replacement awards held by the participant will become fully vested and, if applicable, exercisable and free of restrictions (with any applicable performance goals deemed to have been achieved at the greater of target level or the actual performance level measured through the date of the change in control), and (B) all stock options held by the participant immediately before such termination of employment that the participant also held as of the date of the change in control or that constitute replacement awards will remain exercisable for not less than three years following such termination of employment or until the expiration of the stated term of such stock option, whichever period is shorter (provided, however, that if the applicable award agreement provides for a longer period of exercisability, that provision will control).

Adjustment and Amendments. The 2019 LTIP provides for appropriate adjustments in the number of shares of our common stock subject to awards and available for future awards in the event of changes in our outstanding common stock by reason of a merger, stock split or certain other events. The 2019 LTIP may be modified, altered, suspended or terminated by the Board of Directors at any time and for any purpose that the Board of Directors deems appropriate, but no amendment to the 2019 LTIP may adversely affect any outstanding awards without the affected participant's consent, and stockholder approval will be required if an amendment would materially modify the 2019 LTIP or would be required by applicable law.

Transferability. Except as otherwise specified in a participant's award agreement, no award granted pursuant to, and no right to payment under, the 2019 LTIP will be assignable or transferable by a 2019 LTIP participant except by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and any right granted under the 2019 LTIP will be exercisable during a participant's lifetime only by the participant or by the participant's court appointed representative.

Duration of the 2019 LTIP. The 2019 LTIP will remain in effect until all options and rights granted thereunder have been satisfied or terminated pursuant to the terms of the 2019 LTIP and all performance periods for performance-based awards granted thereunder have been completed. However, in no event will any award be granted under the 2019 LTIP on or after May 2, 2029.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary is based on current interpretations of existing federal income tax laws. The discussion below is not purported to be complete, and it does not discuss the tax consequences arising in the context of the participant's death or the income tax laws of any local, state or foreign country in which the participant's income or gain may be taxable.

Stock Options. Some of the options issuable under the 2019 LTIP may constitute incentive stock options within the meaning of Section 422 of the Code, while other options granted under the 2019 LTIP may be nonqualified stock options. The Code provides for tax treatment of stock options qualifying as incentive stock options that may be more favorable to employees than the tax treatment accorded nonqualified stock options.

Generally, upon the grant or exercise of an incentive stock option, the optionee will recognize no income for United States federal income tax purposes. The difference between the exercise price of the incentive stock option and the fair market value of the stock at the time of exercise is, however, an item of tax preference that may require payment of an alternative minimum tax. If the participant disposes of shares acquired by exercise of an incentive stock option either before the expiration of two years from the date the options are granted or within one year after the issuance of shares upon exercise of the incentive stock option (the "holding periods"), the participant will recognize in the year of disposition: (1) ordinary income to the extent that the lesser of either (a) the fair market value of the shares on the date of option exercise or (b) the amount realized upon disposition exceeds the option price and (2) capital gain to the extent the amount realized upon disposition exceeds the fair market value of the shares on the date of option exercise. If the shares are sold after expiration of the holding periods, the participant generally will recognize capital gain or loss equal to the difference between the amount realized upon disposition and the option price.

An optionee will recognize no income on the grant of a nonqualified stock option. Upon the exercise of a nonqualified stock option, the optionee will recognize ordinary taxable income (subject to withholding) in an amount equal to the difference between the fair market value of the shares on the date of exercise and the exercise price. Upon any sale of such shares by the optionee, any difference between the sale price and the fair market value of the shares on the date of exercise of the nonqualified option will be treated generally as capital gain or loss.

No deduction is available to us upon the grant or exercise of an incentive stock option (although a deduction may be available if the employee sells the shares so purchased before the applicable holding period expires), whereas upon exercise of a nonqualified stock option, we are entitled to a deduction in an amount equal to the income recognized by the optionee. Except with respect to death or disability of an optionee, an optionee has three months after termination of employment in which to exercise an incentive stock option and retain favorable tax treatment at exercise. An option exercised more than three months after an optionee's termination of employment (other than upon death or disability) cannot qualify for the tax treatment accorded incentive stock options; such options would be treated as nonqualified stock options instead.

Restricted Stock. A participant generally recognizes no taxable income at the time of an award of restricted stock. A participant may, however, make an election under Section 83(b) of the Code to have the grant taxed as compensation income at the date of receipt, with the result that any future appreciation or depreciation in the value of the shares of stock granted may be taxed as capital gain or loss on a subsequent sale of the shares. If the participant does not make a Section 83(b) election, the grant will be taxed as compensation income at the full fair market value on the date the restrictions imposed on the shares expire. Unless a participant makes a Section 83(b) election, any dividends paid to the participant on the shares of restricted stock will generally be compensation income to the participant and deductible by us as compensation expense. In general, we will receive an income tax deduction for any compensation income taxed to the participant. To the extent a participant realizes capital gains, as described above, we will not be entitled to any deduction for federal income tax purposes.

Restricted Stock Units. A participant who is granted a restricted stock unit will recognize no income upon grant of the restricted stock unit. At the time the underlying shares of common stock (or cash in lieu thereof) are delivered to a participant, the participant will recognize compensation income equal to the full fair market value of the shares received. We will be entitled to an income tax deduction corresponding to the compensation income recognized by the participant.

Performance Share or Performance Unit Awards. A participant who is granted a performance share or a performance unit award will recognize no income upon grant of the performance share or a performance unit award. At the time the common stock is received as payment in respect of a performance share or performance unit award, the participant will recognize compensation income equal to the fair market value of the shares received. We will be entitled to an income tax deduction corresponding to the compensation income recognized by the participant.

Certain Tax Code Limitations on Deductibility. In general, a U.S. Federal income tax deduction is allowed to the company in an amount equal to the ordinary taxable income recognized by a participant with respect to awards granted under the 2019 LTIP, provided that such amount constitutes an ordinary and necessary business expense of the company, that such amount is reasonable and that the company satisfies any withholding obligations with respect to the participant's ordinary taxable income. Following the enactment of the Tax Cuts and Jobs Act, beginning with the 2018 calendar year, the $1 million annual deduction limitation under Section 162(m) applies to compensation paid to any individual who serves as the Chief Executive Officer, Chief Financial Officer or qualifies as one of the other three most highly compensated executive officers in 2017 or any later calendar year.

Section 409A. Section 409A of the Code generally provides that any deferred compensation arrangement must satisfy specific requirements, both in operation and in form, regarding (1) the timing of payment, (2) the election of deferrals, and (3) restrictions on the acceleration of payment. Failure to comply with Section 409A of the Code may result in the early taxation (plus interest) to the participant of deferred compensation and the imposition of a 20% penalty on the participant on such deferred amounts included in the participant's income. We intend to structure awards under the 2019 LTIP in a manner that is designed to be exempt from or comply with Section 409A of the Code.

Change in Control. The acceleration of the exercisability or the vesting of a grant or award upon the occurrence of a change in control may result in an "excess parachute payment" within the meaning of Section 280G of the Code. A "parachute payment" occurs when an employee receives payments contingent upon a change in control that exceed an amount equal to three times his or her "base amount." The term "base amount" generally means the average annual compensation paid to such employee during the five-year period preceding the change in control. An "excess parachute payment" is the excess of all parachute payments made to the employee on account of a change in control over the employee's base amount. If any amount received by an employee is characterized as an excess parachute payment, the employee is subject to a 20% excise tax on the amount of the excess, and we are denied a deduction with respect to such excess payment.

NEW PLAN BENEFITS

The benefits that will be received under the 2019 LTIP by particular individuals or groups are not determinable at this time. Awards granted under the 2019 LTIP are within the discretion of the Compensation Committee, and the Compensation Committee has not determined future awards or who might receive them. No awards or grants have been made under the 2019 LTIP that are contingent on stockholder approval of the 2019 LTIP.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders[3]	5,733,974		2,688,457
Stock options and stock appreciation rights[1][3]	328,523	$ 31.38	
Restricted stock units and performance units[2][3]	5,405,451	N/A	
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	**5,733,974**	**$ 31.38**	**2,688,457**

[1] As of March 11, 2019, there were approximately 328,523 securities to be issued upon exercise or vesting of outstanding options and stock appreciation rights. The weighted average price reflects only the weighted-average exercise price of stock options and stock appreciation rights outstanding.

[2] As of March 11, 2019, there were approximately 5,405,451 securities to be issued upon vesting of outstanding restricted stock units or performance units (assuming performance units vest at the target level). A majority of the award agreements for the restricted stock units and all of the award agreements for the performance units granted under the 2016 Plan provide that the awards may be settled in shares, cash equal to the fair market value of the shares otherwise deliverable on the vesting date, or any combination thereof in the sole discretion of the Compensation Committee. A majority of the award agreements for the restricted stock units granted under the CB&I Plan provide that the awards may be settled only in shares. 1,134,927 restricted stock units granted under the 2016 Plan and the CB&I Plan provide that awards may be settled only in cash equal to the fair market value of the shares otherwise deliverable on the vesting date; these awards are not reflected as outstanding awards in this table and are not deducted from the shares remaining available for future awards.

[3] Includes shares of our common stock issuable upon the exercise of outstanding stock options or stock appreciation rights or the vesting of restricted stock units, or shares of our common stock remaining available for future issuance under the CB&I LTIP and the Shaw Plan (together, the "Assumed Plans"), which we assumed as a result of the Combination. Under the Assumed Plans, as of March 11, 2019, 63,556 shares of our common stock were issuable upon the exercise of options or stock appreciation rights, at a weighted average exercise price of $32.37, 1,789,856 shares of our common stock were issuable upon vesting of outstanding restricted stock units and 2,057,669 shares of our common stock were available for future issuance.

RECOMMENDATION AND VOTE REQUIRED

Our Board of Directors unanimously recommends a vote "FOR" approval of this proposal. The proxy holders will vote all proxies received for approval of this proposal unless instructed otherwise. Our directors have an interest in and may benefit from the adoption of this proposal because they are eligible to receive awards under the 2019 LTIP. Approval of this proposal requires the affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy and entitled to vote and actually voting on this proposal at the Annual Meeting. In general, brokers do not have discretionary authority on proposals relating to equity compensation plans. Therefore, absent instructions from you, your broker may not vote your shares on this proposal. Broker non-votes and abstentions will have no effect on the vote.

Stock Ownership Information

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the number of shares of our common stock beneficially owned as of March 11, 2019 by each director, each NEO and all of our directors and executive officers as a group, including shares that those persons have the right to acquire within 60 days on the exercise of stock options and the vesting of restricted stock units.

Name	Shares that may be Acquired on Stock Option Exercise[1]	Shares held in 401(K) Plan[2]	Total Shares Beneficially Owned[3]
Forbes I. J. Alexander	—	—	11,352
Philippe C. Barril	—	—	8,276
John F. Bookout, III	—	—	122,896
David Dickson	—	—	664,240
L. Richard Flury	—	—	64,469
John M. Freeman	—	—	6,206
W. Craig Kissel	—	—	35,315
Gary P. Luquette	—	—	90,249
James H. Miller	—	—	17,503
Samik Mukherjee	—	—	0
Ian Prescott	—	—	35,985
William H. Schumann, III	—	—	59,848
Mary Shafer-Malicki	—	—	47,159
Stuart A. Spence	—	—	211,691
Marsha C. Williams	—	—	60,393
All directors and executive officers as a group (24 persons)	2,418	43	1,760,290

[1] This column includes shares of common stock that the director or executive officer has the right to acquire within 60 days on the exercise of stock options. As of March 11, 2019, the share price of our common stock ($8.24) did not exceed the strike price of any of the stock option awards in this column.

[2] This column includes shares of common stock held in the executive officer's McDermott Savings Plan account.

[3] Shares beneficially owned by each individual in all cases constituted less than one percent of the outstanding shares of common stock on March 11, 2019, as determined in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934. Shares beneficially owned by all directors and executive officers as a group constituted approximately 0.97% of the outstanding shares of common stock on March 11, 2019.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table furnishes information concerning all persons known by us to beneficially own 5% or more of our outstanding shares of common stock as of March 11, 2019, which is our only class of voting stock outstanding:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Common Stock	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	21,200,739[2]	11.67%
Common Stock	The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	16,150,059[3]	8.89%
Common Stock	Fairpointe Capital LLC One N. Franklin, Ste. 3300 Chicago, Illinois 60606	9,339,828[4]	5.14%
Common Stock	Dimensional Fund Advisors LP Building One 6300 Bee Cave Road Austin, Texas 78746	9,234,912[5]	5.09%

[1] Percent is based on outstanding shares of our common stock on March 11, 2019.

[2] As reported on the Schedule 13G filed with the SEC on January 31, 2019. The Schedule 13G reports beneficial ownership of 21,200,739 shares, sole voting power over 20,680,189 shares and sole dispositive power over 21,200,739 shares. The Schedule 13G/A further reports that various subsidiaries of BlackRock, Inc. beneficially own shares reported on by the filing and lists those subsidiaries.

[3] As reported on the Schedule 13G/A filed with the SEC on February 11, 2019. The Schedule 13G/A reports beneficial ownership of 16,150,059 shares, sole voting power over 177,028 shares, shared voting power over 19,396 shares, sole dispositive power over 15,973,215 shares and shared dispositive power over 176,844 shares.

[4] As reported on the Schedule 13G/A filed with the SEC on January 30, 2019. The Schedule 13G/A reports beneficial ownership of 9,339,828 shares, sole voting power over 8,871,787 shares, shared voting power over 97,601 shares and sole dispositive power over 9,339,828 shares,

[5] As reported on the Schedule 13G/A filed with the SEC on February 8, 2019. The Schedule 13G/A reports beneficial ownership of 9,234,912 shares, sole voting power over 9,069,498 shares and sole dispositive power over 9,234,912 shares.

SECTION 16(a) BENEFICIAL OWNERSHIP COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own 10% or more of our voting stock, to file reports of ownership and changes in ownership of our equity securities with the SEC and the NYSE. Directors, executive officers and beneficial owners of 10% or more of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies of those forms furnished to us, or written representations that no forms were required, we believe that our directors, executive officers and beneficial owners of 10% or more of our common stock complied with all Section 16(a) filing requirements during the year ended December 31, 2018, except for Mr. Prescott, for whom one Form 4 regarding the purchase of shares of our common stock was inadvertently filed late.

Other Information

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING OF STOCKHOLDERS AND VOTING

What is the purpose of these proxy materials?

As more fully described in the Notice, the Board of Directors of McDermott has made these materials available to you in connection with our 2019 Annual Meeting of Stockholders, which will take place on May 2, 2019 at 8:00 a.m., local time (the "Annual Meeting" or "Meeting"). We mailed the Notice to our stockholders beginning on March 22, 2019, and our proxy materials were posted on the Web site referenced in the Notice on that same date.

McDermott, on behalf of its Board of Directors, is soliciting your proxy to vote your shares at the 2019 Annual Meeting of Stockholders. We solicit proxies to give all stockholders of record an opportunity to vote on matters that will be presented at the Annual Meeting. In this proxy statement you will find information on these matters, which is provided to assist you in voting your shares.

Who will pay for the cost of this proxy solicitation?

We will bear all expenses incurred in connection with this proxy solicitation, which we expect to conduct primarily by mail. We have engaged Georgeson to assist in the solicitation for a fee that will not exceed $13,500, plus out-of-pocket expenses. In addition, our officers and regular employees may solicit your proxy by telephone, by facsimile transmission or in person, for which they will not be separately compensated. If your shares are held through a broker or other nominee (i.e., in "street name") and you have requested printed versions of these materials, we have requested that your broker or nominee forward this proxy statement to you and obtain your voting instructions, for which we will reimburse them for reasonable out-of-pocket expenses.

Who is entitled to vote at the Annual Meeting?

Our Board of Directors selected March 11, 2019 as the record date for determining stockholders entitled to vote at the Annual Meeting. This means that if you owned McDermott common stock on the Record Date, you may vote your shares on the matters to be considered by our stockholders at the Annual Meeting.

There were 181,590,930 shares of our common stock outstanding on the Record Date. Each outstanding share of common stock entitles its holder to one vote on each matter to be acted on at the meeting.

Who may attend the Annual Meeting?

Attendance at the meeting is limited to stockholders and beneficial owners as of the record date or duly appointed proxies. No guests will be admitted, except for guests invited by McDermott. Registration will begin at 7:30 a.m., and the meeting will begin promptly at 8:00 a.m. If your shares are held in "street name" through a broker, bank, trustee or other nominee, you are a beneficial owner, and beneficial owners will need to show proof of beneficial ownership, such as a copy of a brokerage account statement, reflecting stock ownership as of the Record Date in order to be admitted to the meeting. If you are a proxy holder for a stockholder, you will need to bring a validly executed proxy naming you as the proxy holder, together with proof of record ownership of the stockholder naming you as proxy holder. Please note that you may be asked to present valid photo identification, such as a valid driver's license or passport, when you check in for registration. No cameras, recording equipment or other electronic devices will be allowed to be brought into the meeting room by stockholders or beneficial owners.

What is the difference between holding shares as a stockholder of record and as a beneficial owner through a brokerage account or other arrangement with a holder of record?

If your shares are registered in your name with McDermott's transfer agent and registrar, Computershare Trust Company, N.A., you are the "stockholder of record" of those shares. The Notice and the proxy materials have been provided or made available directly to you by McDermott.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" but not the holder of record of those shares, and the Notice and the proxy materials have been forwarded to you by your broker, bank or other holder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction card or by following their instructions for voting by telephone or on the Internet.

How do I cast my vote?

Most stockholders can vote by proxy in three ways:

- by Internet at www.proxyvote.com;
- by telephone; or
- by mail.

If you are a stockholder of record, you can vote your shares in person at the Annual Meeting or vote now by giving us your proxy via Internet, telephone or mail. You may give us your proxy by following the instructions included in the Notice or, if you received a printed version of these proxy materials, in the enclosed proxy card. If you want to vote by mail but have not received a printed version of these proxy materials, you may request a full packet of proxy materials by following the instructions in the Notice. If you vote using either the telephone or the Internet, you will save us mailing expenses.

By giving us your proxy, you will be directing us how to vote your shares at the meeting. Even if you plan on attending the meeting, we urge you to vote now by giving us your proxy. This will ensure that your vote is represented at the meeting. If you do attend the meeting, you can change your vote at that time, if you then desire to do so.

If you are the beneficial owner of shares, but not the holder of record, you should refer to the instructions provided by your broker or nominee for further information. The broker or nominee that holds your shares has the authority to vote them, absent your approval, only as to matters for which they have discretionary authority under the applicable NYSE rules. Neither the election of directors, the advisory vote to approve named executive officer compensation nor the approval of the 2019 LTIP are considered routine matters. That means that brokers may not vote your shares with respect to those matters if you have not given your broker specific instructions as to how to vote. Please be sure to give specific voting instructions to your broker.

If you received a printed version of these proxy materials, you should have received a voting instruction form from your broker or nominee that holds your shares. For shares of which you are the beneficial owner but not the holder of record, follow the instructions contained in the Notice or voting instruction form to vote by Internet, telephone or mail. If you want to vote by mail but have not received a printed version of these proxy materials, you may request a full packet of proxy materials as instructed by the Notice. If you want to vote your shares in person at the Annual Meeting, you must obtain a valid proxy from your broker or nominee. You should contact your broker or nominee or refer to the instructions provided by your broker or nominee for further information. Additionally, the availability of telephone or Internet voting depends on the voting process used by the broker or nominee that holds your shares.

Why did I receive more than one Notice or proxy statement and proxy card or voting instruction form?

You may receive more than one Notice, proxy statement, proxy card or voting instruction form if your shares are held through more than one account (e.g., through different brokers or nominees). Each proxy card or voting instruction form only covers those shares of common stock held in the applicable account. If you hold shares in more than one account, you will have to provide voting instructions as to each of your accounts in order to vote all your shares.

What is "householding"?

SEC rules regarding the delivery of the Notice of Internet Availability of Proxy Materials, proxy statements and annual reports permit us, in specified circumstances, to deliver a single set of these materials to any address at which two or more stockholders reside. This method of delivery, often referred to as "householding," will reduce the amount of duplicative information that stockholders receive and lower printing and mailing costs for us. Each stockholder will continue to receive a separate proxy card.

We have delivered only one Notice of Internet Availability of Proxy Materials to eligible stockholders who are the beneficial owner of shares who share an address, unless contrary instructions were received from any such stockholder prior to the mailing date. We will deliver promptly, upon written or oral request, a separate copy of the Notice of Internet Availability of Proxy Materials to a stockholder at a shared address to which a single copy of such document was delivered. Any stockholder who would like to receive a separate copy of the Notice of Internet Availability of Proxy Materials should submit this request to McDermott's Corporate Secretary: (1) at the following address: McDermott International, Inc., 757 N. Eldridge Pkwy., Houston, Texas 77079, Attn: Corporate Secretary; or (2) by calling (281)870-5000. Beneficial owners sharing an address who receive multiple copies of the Notice of Internet Availability of Proxy Materials and who would like to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of such document be mailed to all stockholders at the shared address in the future.

What can I do if I change my mind after I vote?

If you are a stockholder of record, you may change your vote by written notice to our Corporate Secretary, by granting a new proxy before the Annual Meeting or by voting in person at the Annual Meeting. Unless you attend the meeting and vote your shares in person, you should change your vote before the meeting using the same method (by Internet, telephone or mail) that you first used to vote your shares. That way, the inspector of election for the meeting will be able to verify your latest vote.

If you are the beneficial owner, but not the holder of record, of shares, you should follow the instructions in the information provided by your broker or nominee to change your vote before the meeting. If you want to change your vote as to shares of which you are the beneficial owner by voting in person at the Annual Meeting, you must obtain a valid proxy from the broker or nominee that holds those shares for you.

What is a broker non-vote?

If you are a beneficial owner whose shares are held of record by a broker or other holder of record, you must instruct the broker or other holder of record how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." In these cases, the broker or other holder of record can include your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum but will not be able to vote on those matters for which specific authorization is required under the rules of the NYSE.

For this Annual Meeting, if you are a beneficial owner whose shares are held by a broker or other holder of record, your broker or other holder of record has discretionary voting authority under NYSE rules to vote your shares on the ratification of the appointment of Ernst & Young LLP, even if it has not received voting instructions from you. However, such holder does not have discretionary authority to vote on the election of directors, the advisory vote to approve named executive officer compensation or the approval of the 2019 LTIP without instructions from you, in which case a broker non-vote will result and your shares will not be voted on those matters.

What is the quorum for the Annual Meeting?

The Annual Meeting will be held only if a quorum exists. The presence at the meeting, in person or by proxy, of holders of a majority of our outstanding shares of common stock as of the Record Date will constitute a quorum. If you attend the meeting or vote your shares by Internet, telephone or mail, your shares will be counted toward a quorum, even if you abstain from voting on a particular matter. Broker non-votes will be treated as present for the purpose of determining a quorum.

Which items will be voted on at the Annual Meeting?

At the Annual Meeting, we are asking you to vote on the following:

- the election of Forbes I.J. Alexander, Philippe C. Barril, John F. Bookout, III, David Dickson, L. Richard Flury, W. Craig Kissel, Gary P. Luquette, James H. Miller, William H. Schumann, III, Mary L. Shafer-Malicki and Marsha C. Williams to our Board of Directors, each for a term extending until our 2020 Annual Meeting of Stockholders;
- the advisory vote to approve named executive officer compensation;
- the ratification of our Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2019; and
- the approval of the 2019 LTIP.

We are not aware of any other matters that may be presented or acted on at the Annual Meeting. If you vote by signing and returning the enclosed proxy card or using the telephone or Internet voting procedures, the individuals named as proxies on the card may vote your shares, in their discretion, on any other matter requiring a stockholder vote that comes before the meeting.

What are the Board's voting recommendations?

For the reasons set forth in more detail previously in this proxy statement, our Board recommends a vote:

• FOR the election of each director nominee;
• FOR the advisory vote to approve named executive officer compensation;
• FOR the ratification of our Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2019; and
• FOR the approval of the 2019 LTIP.

What are the voting requirements to elect the Directors and to approve each of the proposals discussed in this proxy statement?

Each proposal requires the affirmative vote of a majority of our outstanding shares present in person or represented by proxy at the meeting and entitled to vote and actually voting on the matter. Because votes withheld in the election of any director, abstentions and broker non-votes are not actual votes with respect to a proposal, they will have no effect on the outcome of the vote on any proposal.

Our Corporate Governance Guidelines provide that, in an uncontested election of directors, the Board expects any incumbent director nominee who does not receive "FOR" votes by a majority of shares present in person or by proxy and entitled to vote and either voting "FOR" or registering a decision to withhold a vote with respect to the election of such director to promptly tender his or her resignation to the Governance Committee, subject to acceptance by our Board. Any shares subject to broker non-votes shall not be considered in making any determination pursuant to the immediately preceding sentence. The Governance Committee will then make a recommendation to the Board with respect to the director nominee's resignation and the Board will consider the recommendation and take appropriate action within 120 days from the date of the certification of the election results.

What happens if I do not specify a choice for a proposal when returning a proxy or do not cast my vote?

You should specify your choice for each proposal on your proxy card or voting instruction form. Shares represented by proxies will be voted in accordance with the instructions given by the stockholders.

If you are a stockholder of record and your proxy card is signed and returned without voting instructions, it will be voted according to the recommendations of our Board. If you do not return your proxy card or cast your vote, no votes will be cast on your behalf on any of the items of business at the Annual Meeting.

If you are the beneficial owner, but not the holder of record, of shares and fail to provide voting instructions, your broker or other holder of record is permitted to vote your shares on the ratification of EY as our independent registered public accounting firm. However, absent instructions from you, your broker or other holder of record may not vote on the election of directors or the advisory vote to approve named executive officer compensation, and no votes will be cast on your behalf for those matters.

Is my vote confidential?

All voted proxies and ballots will be handled in a manner intended to protect your voting privacy as a stockholder. Your vote will not be disclosed except:

• to meet any legal requirements;
• in limited circumstances such as a proxy contest in opposition to our Board of Directors;
• to permit independent inspectors of election to tabulate and certify your vote; or
• to respond to your written comments on your proxy card.

STOCKHOLDERS' PROPOSALS

Any stockholder who wishes to have a qualified proposal considered for inclusion in our proxy statement for our 2020 Annual Meeting must send notice of the proposal to our Corporate Secretary at our principal executive office no later than November 23, 2019. If you make such a proposal, you must provide your name, address, the number of shares of common stock you hold of record or beneficially, the date or dates on which such common stock was acquired and documentary support for any claim of beneficial ownership.

In addition, any stockholder who intends to submit nominees for election as directors or a proposal for consideration at our 2020 Annual Meeting, in each case not for inclusion in our proxy materials, must notify our Corporate Secretary. Under our By-Laws, such notice must (1) be received at our executive offices no earlier than November 4, 2019 or later than January 3, 2020 and (2) satisfy specified requirements. A copy of the pertinent By-Law provisions can be found on our Web site at www.mcdermott.com at "INVESTORS — Corporate Governance."

By Order of the Board of Directors,

John M. Freeman
Corporate Secretary

Dated: March 22, 2019

FORWARD-LOOKING STATEMENTS

McDermott cautions that the statements in this proxy statement which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott. These forward-looking statements include, among other things, statements about backlog, to the extent backlog may be viewed as an indicator of future revenues, and about the expected benefits resulting from McDermott's combination with Chicago Bridge & Iron Company N.V. and McDermott's strategic objectives. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties which may cause actual results to differ materially from the forward-looking statements, including, among others: the possibility that the expected synergies from the combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the diversion of management time and attention on the post-combination integration efforts; adverse changes in the markets in which McDermott operates or credit markets; our credit ratings; the inability of McDermott to execute on contracts in backlog successfully; changes in project design or schedules; the availability of qualified personnel; changes in the terms, scope or timing of contracts; contract cancellations; change orders and other modifications and actions by customers and other business counterparties of McDermott; changes in industry norms; and adverse outcomes in legal proceedings, regulatory proceedings or enforcement matters. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see McDermott's annual and quarterly filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q. Except to the extent required by applicable law, McDermott undertakes no obligation to update or revise any forward-looking statement.

RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES

McDermott reports its financial results in accordance with U.S. generally accepted accounting principles ("GAAP"). This Proxy Statement includes references to Adjusted Operating Income and Free Cash Flow, both non-GAAP financial measures as defined under the SEC's Regulation G. The following table reconciles the Non-GAAP financial measures to the most comparable GAAP financial measures.

	2018	
	January 1 - April 30	July 1 - December 31
	($ in millions)	
GAAP Operating Income (Loss)	88	(2,370)
Transaction Costs[1]	7	8
Costs to Achieve CPI[2]	16	60
Intangibles Amortization[3],[6]	—	68
Goodwill Impairment[4]	—	2,168
Marine Asset Impairment[5]	—	58
Non-GAAP Adjusted Operating Income	111	(9)
Cash Flows from Operating Activities	135	(506)
Capital Expenditures	24	43
Free Cash Flow	111	(549)

Note: All amounts have been rounded to the nearest million. Totals may not foot as a result of rounding.

[1] Transaction costs associated with the Combination and redeemable preferred stock private placement.

[2] Costs to achieve our Combination Profitability Initiative (CPI), including restructuring and integration costs.

[3] Intangibles amortization includes the amortization of all acquired intangibles from the Combination, including project-related intangibles, other intangible assets (process technologies, trade names, trade marks, and customer relationships), and amortization of investments in unconsolidated affiliates

[4] Goodwill impairment charge due in part to a change in our cost of capital and risk premium assumptions included in the discount rates utilized to derive the present value of our cash flows.

[5] Marine asset impairment on two vessels related to lower levels of planned future utilization

[6] Effective Q4 2018, we changed our practice regarding the adjustment for intangibles amortization associated with the Combination. As a result, total non-GAAP adjustments for the fourth quarter no longer includes intangibles amortization, whereas total non-GAAP adjustments for the third quarter includes intangibles amortization of $68 million.

Appendix A: 2019 McDermott International, Inc. Long-Term Incentive Plan

ARTICLE 1

ESTABLISHMENT, OBJECTIVES AND DURATION

1.1 **Establishment of the Plan.** McDermott International, Inc., a corporation organized and existing under the laws of the Republic of Panama (hereinafter referred to as the "Company"), hereby establishes an incentive compensation plan to be known as the 2019 McDermott International, Inc. Long-Term Incentive Plan (hereinafter referred to as this "Plan"), as set forth in this document. This Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units (each as hereinafter defined). Subject to approval by the Company's stockholders, this Plan shall become effective as of May 2, 2019 (the "Effective Date") and shall remain in effect as provided in Section 1.3 hereof.

1.2 **Objectives.** This Plan is designed to promote the success and enhance the value of the Company by linking the personal interests of Participants (as hereinafter defined) to those of the Company's stockholders, and by providing Participants with an incentive for outstanding performance. This Plan is further intended to provide flexibility to the Company in its ability to motivate, attract and retain the employment and/or services of Participants.

1.3 **Duration.** This Plan, as amended and restated, shall commence on the Effective Date, as described in Section 1.1 hereof, and shall remain in effect, subject to the right of the Board of Directors (as hereinafter defined) to amend or terminate this Plan at any time pursuant to Article 15 hereof, until all Shares (as hereinafter defined) subject to it shall have been purchased or acquired according to this Plan's provisions; provided, however, that in no event may an Award (as hereinafter defined) be granted under this Plan on or after May 2, 2029.

ARTICLE 2

DEFINITIONS

As used in this Plan, the following terms shall have the respective meanings set forth below:

2.1 **"Award"** means a grant under this Plan of any Nonqualified Stock Option, Incentive Stock Option, Restricted Stock, Restricted Stock Unit, Performance Share or Performance Unit.

2.2 **"Award Agreement"** means an agreement entered into by the Company and a Participant, setting forth the terms and provisions applicable to an Award granted under this Plan.

2.3 **"Beneficial Owner" or "Beneficial Ownership"** shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

2.4 **"Board" or "Board of Directors"** means the Board of Directors of the Company.

2.5 **"Change in Control"** means the occurrence or existence of any of the following facts or circumstances after the Effective Date:

(a) any person (other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation or other entity owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing thirty percent (30%) or more of the combined voting power of the Company's then outstanding voting securities;

(b) within any period of two (2) consecutive years (not including any period prior to the Effective Date), individuals who at the beginning of such period constitute the Board, and any new Directors (other than a Director designated by a Person who has entered into an agreement with the Company to effect any transaction described in Clause (a), (c), (d) or (e) of this Section 2.6) whose election by the Board or nomination for election by the stockholders of the Company, was approved by a vote of at least two-thirds (2/3) of the Directors, then still in office who either were Directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board;

(c) a merger or consolidation of the Company, with any other corporation or other entity has been consummated, other than a merger or consolidation which results in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the combined voting power of the voting securities of the Company or the surviving entity outstanding immediately after such merger or consolidation;

(d) the stockholders of the Company approve a plan of complete liquidation of the Company;

(e) the consummation of a sale or disposition by the Company of all or substantially all of the Company's assets other than to an entity that is under common control with the Company or to an entity for which at least fifty percent (50%) of the combined voting power of its voting securities outstanding immediately after such sale or disposition are owned or controlled by the stockholders of the Company immediately prior to such sale or disposition; or

(f) within one year following the consummation of a merger or consolidation transaction involving the Company (whether as a constituent corporation, the acquiror, the direct or indirect parent entity of the acquiror, the entity being acquired, or the direct or indirect parent entity of the entity being acquired), as a result of which the voting securities of the Company outstanding immediately prior thereto continue to represent more than fifty percent (50%) but less than fifty-five percent (55%) of the combined voting power of the voting securities of the Company or the surviving entity outstanding immediately after such merger or consolidation (a "Merger of Equals"): (i) individuals who, at the time of the execution and delivery of the definitive agreement pursuant to which such transaction has been consummated by the parties thereto (a "Definitive Transaction Agreement") (or, if there are multiple such agreements relating to such Merger of Equals, the first time of execution and delivery by the parties to any such agreement) (the "Execution Time"), constituted the Board cease, for any reason (excluding death, disability or voluntary resignation but including any such voluntary resignation effected in accordance with any Definitive Transaction Agreement), to constitute a majority of the Board; or (ii) the individual who, at the Execution Time, served as the Chief Executive Officer of the Company does not, for any reason (excluding as a result of death, disability or voluntary termination but including any such voluntary termination effected in accordance with any Definitive Transaction Agreement), serve as the Chief Executive Officer of the Company or, if the Company does not continue as a registrant with a class of equity securities registered pursuant to Section 12(b) of the Exchange Act, as the Chief Executive Officer of a corporation or other entity that is (A) a registrant with a class of equity securities registered pursuant to Section 12(b) of the Exchange Act and (B) the surviving entity in such Merger of Equals or a direct or indirect parent entity of the surviving entity or the Company following the consummation of such Merger of Equals.

However, in no event shall a "Change in Control" be deemed to have occurred with respect to a Participant if the Participant is part of the purchasing group which consummates a transaction resulting in a Change-in-Control. A Participant shall be deemed "part of a purchasing group" for purposes of the preceding sentence if the Participant is an equity participant in the purchasing company or group (except for: (i) passive ownership of less than three percent (3%) of the stock of the purchasing company; or (ii) ownership of equity participation in the purchasing company or group which is otherwise not significant, as determined prior to the Change in Control by a majority of the non-employee continuing Directors).

2.6 **"Code"** means the U.S. Internal Revenue Code of 1986, as amended from time to time.

2.7 **"Committee"** means the Compensation Committee of the Board, or such other committee of the Board appointed by the Board to administer this Plan (or the entire Board if so designated by the Board by written resolution), as specified in Article 3 hereof.

2.8 **"Company"** means McDermott International, Inc., a corporation organized and existing under the laws of the Republic of Panama, and, except where the context otherwise indicates, shall include the Company's Subsidiaries and, except with respect to the definition of "Change in Control" set forth above and the application of any defined terms used in such definition, any successor to any of such entities as provided in Article 18 hereof.

2.9 **"Consultant"** means a natural person who is neither an Employee nor a Director and who performs services for the Company or a Subsidiary pursuant to a contract, provided that those services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities.

2.10 "Director" means any individual who is a member of the Board of Directors; *provided, however*, that any member of the Board of Directors who is employed by the Company shall be considered an Employee with respect to Awards made under this Plan.

2.11 "Disability" in the case of an Employee, shall have the meaning ascribed to such term in the Participant's governing long-term disability plan and, in the case of a Director or Consultant, shall mean a permanent and total disability within the meaning of Section 22(e)(3) of the Code, as determined by the Committee in good faith, upon receipt of medical advice that the Committee deems sufficient and competent, from one or more individuals selected by the Committee who are qualified to provide professional medical advice.

2.12 "Effective Date" shall have the meaning ascribed to such term in Section 1.1 hereof.

2.13 "Employee" means any person who is employed by the Company.

2.14 "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended from time to time.

2.15 "ERISA" means the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time.

2.16 "Fair Market Value" of a Share shall mean, as of a particular date, (a) if Shares are listed on a national securities exchange, the closing sales price per Share on the consolidated transaction reporting system for the principal national securities exchange on which Shares are listed on that date, or, if no such sale is so reported on that date, on the last preceding date on which such a sale was so reported, (b) if no Shares are so listed but are traded on an over-the-counter market, the mean between the closing bid and asked prices for Shares on that date, or, if there are no such quotations available for that date, on the last preceding date for which such quotations are available, as reported by the OTC Markets Group Inc. (or any similar organization or agency succeeding to its function of reporting prices), or (c) if no Shares are publicly traded, the most recent value determined by an independent appraiser appointed by the Company for that purpose.

2.17 "Fiscal Year" means the year commencing January 1 and ending December 31.

2.18 "Incentive Stock Option" or "ISO" means an Option to purchase Shares granted under Article 6 hereof and which is designated as an Incentive Stock Option and is intended to meet the requirements of Code Section 422, or any successor provision.

2.19 "Named Executive Officer" means a Participant who, as of the date of vesting and/or payout of an award is one of the group of "covered employees" as defined in Section 162(m) of the Code and the regulations promulgated thereunder.

2.20 "Nonqualified Stock Option" or "NQSO" means an option to purchase Shares granted under Article 6 hereof and which is not an Incentive Stock Option.

2.21 "Officer" means an Employee of the Company included in the definition of "Officer" under Section 16 of the Exchange Act and rules and regulations promulgated thereunder or such other Employees who are designated as "Officers" by the Board.

2.22 "Option" means an Incentive Stock Option or a Nonqualified Stock Option.

2.23 "Option Price" means the price at which a Share may be purchased by a Participant pursuant to an Option, as determined by the Committee.

2.24 "Participant" means an eligible Officer, Director, Consultant or Employee who has been selected for participation in this Plan in accordance with Section 5.2.

2.25 "Performance-Based Award" means an Award that is designed to qualify for the Performance-Based Exception.

2.26 "Performance-Based Exception" means the performance-based exception from the deductibility limitations of Code Section 162(m).

2.27 "Performance Period" means, with respect to a Performance-Based Award, the period of time during which the performance goals specified in such Award must be met in order to determine the degree of payout and/or vesting with respect to that Performance-Based Award.

2.28 "Performance Share" means an Award designated as such and granted to an Employee, as described in Article 8 hereof.

2.29 "Performance Unit" means an Award designated as such and granted to an Employee, as described in Article 8 hereof.

2.30 "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Section 13(d) and 14(d) thereof, including a "group" (as that term is used in Section 13(d)(3) thereof).

2.31 "Prior Plans" means the 2009 McDermott International, Inc. Long-Term Incentive Plan, the 2014 McDermott International, Inc. Long-Term Incentive Plan, the 2016 McDermott International, Inc. Long-Term Incentive Plan, the Chicago Bridge & Iron 2008 Long-Term Incentive Plan and the Shaw Group, Inc. 2008 Omnibus Incentive Plan, each as amended.

2.32 "Restricted Stock" means an Award designated as such and granted to a Participant pursuant to Article 7 hereof.

2.33 "Restricted Stock Unit" or "RSU" means a contractual promise to distribute to a Participant one Share or cash equal to the Fair Market Value of one Share, determined in the sole discretion of the Committee, which shall be delivered to the Participant upon satisfaction of the vesting and any other requirements set forth in the related Award Agreement.

2.34 "Shares" means the common stock, par value $1.00 per share, of the Company.

2.35 "Subsidiary" means any corporation, partnership, joint venture, affiliate or other entity in which the Company has a majority voting interest.

2.36 "Vesting Period" means the period during which an Award granted hereunder is subject to a service or performance-related restriction, as set forth in the related Award Agreement.

ARTICLE 3

ADMINISTRATION

3.1 The Committee. This Plan shall be administered by the Committee. The members of the Committee shall be appointed from time to time by, and shall serve at the discretion of, the Board of Directors.

3.2 Authority of the Committee. Except as limited by law or by the Articles of Incorporation or Amended and Restated By-Laws of the Company (each as amended from time to time), the Committee shall have full and exclusive power and authority to take all actions specifically contemplated by this Plan or that are necessary or appropriate in connection with the administration hereof and shall also have full and exclusive power and authority to interpret this Plan and to adopt such rules, regulations and guidelines for carrying out this Plan as the Committee may deem necessary or proper. The Committee shall have full power and sole discretion to: select Officers, Directors, Consultants and Employees who shall be granted Awards under this Plan; determine the sizes and types of Awards; determine the time when Awards are to be granted and any conditions that must be satisfied before an Award is granted; determine the terms and conditions of Awards in a manner consistent with this Plan; determine whether the conditions for earning an Award have been met and whether a Performance-Based Award will be paid at the end of an applicable performance period; determine the guidelines and/or procedures for the payment or exercise of Awards; and determine whether a Performance-Based Award should qualify, regardless of its amount, as deductible in its entirety for federal income tax purposes, including whether a Performance-Based Award granted to an Officer should qualify as performance-based compensation. Notwithstanding Section 4.4, the Committee may, in its sole discretion, accelerate the vesting or exercisability of an Award, eliminate or make less restrictive any restrictions contained in an Award, waive any restriction or other provision of this Plan or any Award or otherwise amend or modify any Award in any manner that is either (a) not adverse to the Participant to whom such Award was granted or (b) consented to in writing by such Participant, and (c) consistent with the requirements of Code Section 409A, if applicable. Notwithstanding the foregoing, subject to the provisions of Section 4.3 hereof, the terms of outstanding Awards may not be amended without the approval of the Company's stockholders so as to (i) reduce the Option Price of any outstanding Option, (ii) cancel any outstanding Option in exchange for cash or other Awards (including substitutions and cash buyouts) or for an Option with an Option Price that is less than the Option Price of the original Option, (iii) permit repurchase from Participants, whether for cash or any other consideration, of any outstanding Options that have an Option Price greater than the then current Fair Market Value of a Share, or (iv) permit the grant of any Option that contains a so-called "reload" feature under which additional Options or other Awards are granted automatically to the Participant upon exercise of the original Option. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable to further this Plan's objectives. Further, the Committee shall make all other determinations that may be necessary or advisable for the administration of this Plan. As permitted by law and the terms of this Plan, the Committee may delegate its authority as identified herein.

3.3 Delegation of Authority. To the extent permitted under applicable law, the Board or Committee may delegate to any committee of the Board (including, for the avoidance of doubt, a single-person committee), to the Chief Executive Officer and to other senior officers of the Company its duties under this Plan pursuant to such conditions or limitations as the Committee may establish; provided however, the Committee may not delegate any authority to grant Awards to a Director.

3.4 Decisions Binding. All determinations and decisions made by the Committee pursuant to the provisions of this Plan and all related orders and resolutions of the Committee shall be final, conclusive and binding on all persons concerned, including the Company, its stockholders, Officers, Directors, Employees, Consultants, Participants and their estates and beneficiaries.

ARTICLE 4

SHARES SUBJECT TO THIS PLAN

4.1 **Number of Shares Available for Grants of Awards.** Subject to adjustment as provided below in this Section 4.1 and in Section 4.3 hereof, there is reserved for issuance of Awards under this Plan 2,475,000 plus the number of Shares available for grant pursuant to the Prior Plans but which have not yet been made subject to awards granted under the Prior Plans (the "Maximum Share Limitation") all of which shall be available for Incentive Stock Options, as well as any other form of Award. Each Award settled in Shares and each Option shall be counted against the Maximum Share Limitation as one Share. If an Award under this Plan or the Prior Plans expires or is terminated, cancelled or forfeited, the Shares associated with the expired, terminated, cancelled or forfeited Award shall again be available for Awards under this Plan, and the Maximum Share Limitation shall be increased by the same amount as such Shares were counted against the Maximum Share Limitation (under this Plan or the Prior Plans, as applicable). Upon shareholder approval of this Plan, no additional grants will be made pursuant to the Prior Plans. In the discretion of the Committee, an award granted under the Prior Plans may be settled in Shares issued pursuant to this Plan, and the Shares subject to such award will be counted against the Maximum Share Limitation in the same manner as if such shares had been issued pursuant to the Prior Plans. Shares that are tendered by a Participant or withheld as full or partial payment of withholding taxes related to the vesting or settlement of an Award other than Options shall become available again for Awards under this Plan. The following Shares shall not become available again for Awards under this Plan:

(i) Shares that are tendered by a Participant or withheld (1) as full or partial payment of withholding taxes related to the exercise or settlement of Options, or (2) as payment for the Option Price of an Option; and

(ii) Shares repurchased in the open market with the proceeds of the payment of the Option Price of an Option.

The foregoing notwithstanding, subject to applicable stock exchange listing requirements, the Maximum Share Limitation shall not be reduced by (x) Shares issued under Awards granted in assumption, substitution or exchange for previously granted awards of a company acquired by the Company or, to the extent allowed under applicable law and stock exchange requirements, otherwise a party to a transaction with the Company resulting in an adjustment of shares pursuant to Section 4.3 and (y) available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) and such shares shall be available for Awards under this Plan. The Committee may from time to time adopt and observe such procedures concerning the counting of Shares against this Plan maximum as it may deem appropriate.

4.2 **Limits on Director Grants in Any Fiscal Year.** The aggregate grant date fair value of Awards to any individual Director, who is not an Employee on the date of grant, in any one Fiscal Year shall not exceed five hundred thousand dollars ($500,000).

4.3 **Adjustments in Authorized Shares.** The existence of outstanding Awards shall not affect in any manner the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the Shares) or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

If there shall be any change in the Shares of the Company or the capitalization of the Company through merger, consolidation, reorganization, recapitalization, stock dividend, stock split, reverse stock split, split-up, spin-off, combination of shares, exchange of shares, dividend in kind or other like change in capital structure or distribution (other than normal cash dividends) to stockholders of the Company, the Committee, in its sole discretion, in order to prevent dilution or enlargement of Participants' rights under this Plan, shall adjust, in such manner as it deems equitable, as applicable, the number and kind of Shares that may be granted as Awards under this Plan, the number and kind of Shares subject to outstanding Awards, the exercise or other price applicable to outstanding Awards, the Fair Market Value of the Shares and other value determinations applicable to outstanding Awards; *provided, however*, that the number of Shares subject to any Award shall always be a whole number. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Committee shall be authorized, in its sole discretion, to: (a) grant or assume Awards by means of substitution of new Awards, as appropriate, for previously granted Awards or to assume previously granted Awards as part of such adjustment; (b) make provision, prior to the transaction, for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, Awards and the termination of Options that remain unexercised at the time of such transaction; (c) provide for the acceleration of the vesting and exercisability of Options and the cancellation thereof in exchange for such payment as the Committee, in its sole discretion, determines is a reasonable approximation of the value thereof; (d) cancel any Awards and direct the Company to deliver to the Participants who are the holders of such Awards cash in an amount that the Committee shall determine in its sole discretion is equal to the fair market value of such Awards as of the date of such event, which, in the case of any Option, shall be the amount equal to the excess of the Fair Market Value of a Share as of such date over the per-share Option Price for such Option (for the avoidance of doubt, if such Option Price is less than such Fair Market Value, the Option may be canceled for no consideration); or (e) cancel Awards that are Options and give the Participants who are the holders of such Awards notice and opportunity to exercise prior to such cancellation.

4.4 **Minimum Vesting.** Subject to Section 4.3 hereof, other than in the event of an earlier death or Disability, all Awards shall have a minimum Vesting Period of one year from the date of its grant and no portion or installment of an Award shall vest until one year from the date of grant; provided, however, that Awards with respect to up to five percent (5%) of the Shares authorized for grant pursuant to this Plan may have a Vesting Period of less than one year; provided, however, that awards to Directors who are not employees shall not count against the shares available for this exception even if the vesting period is less than one year from the grant date, but not less than 50 weeks, so long as such Awards are granted in connection with the regular annual meeting of stockholders and vest at the next regular annual meeting of stockholders following the grant.

ARTICLE 5

ELIGIBILITY AND PARTICIPATION

5.1 **Eligibility.** Persons eligible to participate in this Plan include all Officers, Directors, Employees and Consultants, as determined in the sole discretion of the Committee.

5.2 **Actual Participation.** Subject to the provisions of this Plan, the Committee may, from time to time, select from all Officers, Directors, Employees and Consultants, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No Officer, Director, Employee or Consultant shall have the right to be selected for Participation in this Plan, or, having been so selected, to be selected to receive a future Award.

ARTICLE 6

OPTIONS

6.1 **Grant of Options.** Subject to the terms and provisions of this Plan, Options may be granted to Participants in such number, upon such terms, at any time, and from time to time, as shall be determined by the Committee; *provided, however,* that ISOs may be awarded only to Employees. Subject to the terms of this Plan, the Committee shall have discretion in determining the number of Shares subject to Options granted to each Participant.

6.2 **Option Award Agreement.** Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, and such other provisions as the Committee shall determine that are not inconsistent with the terms of this Plan. The Award Agreement also shall specify whether the Option is intended to be an ISO or an NQSO (provided that, in the absence of such specification, the Option shall be an NQSO).

6.3 **Option Price.** The Option Price for each grant of an Option under this Plan shall be as determined by the Committee; *provided, however*, that, subject to any subsequent adjustment that may be made pursuant to the provisions of Section 4.3 hereof, the Option Price shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted. Except as otherwise provided in Section 4.3 hereof, without prior stockholder approval no repricing of Options awarded under this Plan shall be permitted such that the terms of outstanding Options may not be amended to reduce the Option Price and further Options may not be replaced or regranted through cancellation, in exchange for cash, other Awards, or if the effect of the replacement or regrant would be to reduce the Option Price of the Options or would constitute a repricing under generally accepted accounting principles in the United States (as applicable to the Company's public reporting). No Option may contain a right to dividend equivalents.

6.4 **Duration of Options.** Subject to any earlier expiration that may be effected pursuant to the provisions of Section 4.3 hereof, each Option shall expire at such time as the Committee shall determine at the time of grant; *provided, further,* that an Option shall not be exercisable later than the seventh (7th) anniversary date of its grant; provided, however, if the term of an Option (but not an ISO) expires when trading in the Shares is prohibited by applicable law or the Company's insider trading policy (as then in effect), then the term of such Option shall expire on the 30th day after the expiration of such prohibition.

6.5 **Exercise of Options.** Options granted under this Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant.

6.6 **Payment.** Any Option granted under this Article 6 shall be exercised by the delivery of a notice of exercise to the Company or its outside administrator in the manner prescribed by the Committee from time to time in the related Award Agreement, setting forth the number of Shares with respect to which the Option is to be exercised, and either (i) accompanied by full payment of the Option Price for the Shares issuable on such exercise or (ii) exercised in a manner that is in accordance with applicable law and the "cashless exercise" procedures (if any) approved by the Committee involving a broker or dealer.

The Option Price upon exercise of any Option shall be payable to the Company in full: (a) in cash; (b) by tendering previously acquired Shares valued at their Fair Market Value per Share at the time of exercise; (c) by a combination of (a) and (b); or (d) any other method approved by the Committee, in its sole discretion.

Subject to any governing rules or regulations, as soon as practicable after receipt of a notification of exercise and full payment, the Company shall deliver to the Participant, in the Participant's name, Share certificates in an appropriate amount based upon the number of Shares purchased under the Option, or shall cause Shares to be issued or transferred to the Participant via book-entry registration.

6.7 **Restrictions on Share Transferability.** The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Plan as it may deem advisable, including, without limitation, restrictions under applicable U.S. federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares.

6.8 **Termination of Employment, Service or Directorship.** Each Option Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment, service or directorship with the Company and/or its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in each Award Agreement entered into with a Participant with respect to an Option Award, need not be uniform among all Options granted pursuant to this Article 6 and may reflect distinctions based on the reasons for termination.

ARTICLE 7

RESTRICTED STOCK

7.1 **Grant of Restricted Stock.** Subject to the terms and provisions of this Plan, the Committee at any time, and from time to time, may grant Shares as Restricted Stock ("Shares of Restricted Stock") to Participants in such amounts as the Committee shall determine.

7.2 **Restricted Stock Award Agreement.** Each Award of Restricted Stock shall be evidenced by an Award Agreement that shall specify the Vesting Period, the number of Shares of Restricted Stock granted, and such other provisions as the Committee shall determine.

7.3 **Other Restrictions.** The Committee may impose such other conditions and/or restrictions on any Shares of Restricted Stock granted pursuant to this Plan as it may deem advisable, including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock, restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting following the attainment of the performance goals and/or restrictions under applicable U.S. federal or state securities laws.

To the extent deemed appropriate by the Committee, the Company may retain any certificates representing Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied or have lapsed.

7.4 Removal of Restrictions. Except as otherwise provided in this Article 7, Shares of Restricted Stock covered by each Restricted Stock Award made under this Plan shall become freely transferable by the Participant after all conditions and restrictions applicable to such Shares have been satisfied or have lapsed.

7.5 Voting Rights. To the extent permitted by the Committee or required by applicable law, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares during the applicable Vesting Period.

7.6 Dividends. During the applicable Vesting Period, Participants holding Shares of Restricted Stock granted hereunder shall, unless the Committee otherwise determines, be credited with cash dividends paid with respect to the Shares; provided, however, that such dividends shall be held by the Company and shall be subject to the same Vesting Period as the Shares of Restricted Stock with respect to which the dividends are paid.

7.7 Termination of Employment, Service or Directorship. Each Restricted Stock Award Agreement shall set forth the extent to which the Participant shall have the right to receive unvested Shares of Restricted Stock following termination of the Participant's employment, service or directorship with the Company and/or its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in each Award Agreement entered into with a Participant with respect to Shares of Restricted Stock, need not be uniform among all Shares of Restricted Stock granted pursuant to this Article 7 and may reflect distinctions based on the reasons for termination.

ARTICLE 8

PERFORMANCE UNITS AND PERFORMANCE SHARES

8.1 Grant of Performance Units/Shares. Subject to the terms of this Plan, Performance Units and Performance Shares may be granted to Participants in such amounts and upon such terms, and at any time and from time to time, as shall be determined by the Committee.

8.2 Value of Performance Units/Shares. Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. Each Performance Share shall represent the right to receive a Share subject to the satisfaction of relevant performance conditions. The Committee shall set performance goals in its discretion that, depending on the extent to which they are met, will determine the number and/or value of Performance Units/Shares which will be paid out to the Participant.

8.3 Earning of Performance Units/Shares. Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Performance Units/Shares shall be entitled to receive payment of the number and value of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

8.4 Form and Timing of Payment of Performance Units/Shares. Subject to the provisions of Article 12 hereof, Payment of earned Performance Units/Shares to a Participant shall be made no later than March 15 following the end of the calendar year in which such Performance Units/Shares vest, or as soon as administratively practicable thereafter if payment is delayed due to unforeseeable events. Subject to the terms of this Plan, the Committee, in its sole discretion, may pay earned Performance Units/Shares in the form of cash or in Shares (or in a combination thereof) that have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period. Any Shares issued or transferred to a Participant for this purpose may be granted subject to any restrictions that are deemed appropriate by the Committee.

8.5 Voting Rights and Dividends. During the applicable Vesting Period, Participants holding Performance Unit/Shares shall not have voting rights with respect to the Shares, if any, underlying such Performance Shares. For the avoidance of doubt, a Performance Unit/Share shall not convey any rights as a stockholder until Shares are issued and delivered to the Participant. During the applicable Vesting Period, Participants holding Performance Units/Shares granted hereunder may be credited with dividend equivalents, in the form of cash or additional Performance Units/Shares (as determined by the Committee in its sole discretion), if a cash dividend is paid with respect to the Shares. The extent to which dividend equivalents shall be credited shall be determined in the sole discretion of the Committee. Such dividend equivalents shall be subject to the same vesting restrictions and performance restrictions as the Performance Units/Shares with respect to which the dividend equivalents are paid.

8.6 **Termination of Employment, Service or Directorship.** Each Award Agreement providing for a Performance Unit/Share shall set forth the extent to which the Participant shall have the right to receive a payout of cash or Shares with respect to unvested Performance Unit/Shares following termination of the Participant's employment, service or directorship with the Company and/or its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with the Participant, need not be uniform among all Awards of Performance Units/Shares granted pursuant to this Article 8 and may reflect distinctions based on the reasons for termination.

ARTICLE 9

RESTRICTED STOCK UNITS

9.1 **Grant of RSUs.** Subject to the terms and provisions of this Plan, the Committee at any time, and from time to time, may grant RSUs to eligible Participants in such amounts as the Committee shall determine.

9.2 **RSU Award Agreement.** Each RSU Award to a Participant shall be evidenced by an RSU Award Agreement entered into with that Participant, which shall specify the Vesting Period, the number of RSUs granted, and such other provisions as the Committee shall determine in its sole discretion.

9.3 **Form and Timing of Delivery.** If a Participant's RSU Award Agreement provides for payment in cash, payment equal to the Fair Market Value of the Shares underlying the RSU Award, calculated as of the last day of the applicable Vesting Period, shall be made in a single lump-sum payment. If a Participant's RSU Award Agreement provides for payment in Shares, the Shares underlying the RSU Award shall be delivered to the Participant. Such payment of cash or Shares shall be made no later than March 15 following the end of the calendar year during which the RSU Award vests, or as soon as administratively practicable thereafter if payment is delayed due to unforeseeable events. Such delivered Shares shall be freely transferable by the Participant.

9.4 **Voting Rights and Dividends.** During the applicable Vesting Period, Participants holding RSUs shall not have voting rights with respect to the Shares underlying such RSUs. For the avoidance of doubt, an RSU shall not convey any rights as a stockholder until Shares are issued and delivered to the Participant. During the applicable Vesting Period, Participants holding RSUs granted hereunder shall, unless the Committee otherwise determines, be credited with dividend equivalents, in the form of cash or additional RSUs (as determined by the Committee in its sole discretion), if a cash dividend is paid with respect to the Shares. The extent to which dividend equivalents shall be credited shall be determined in the sole discretion of the Committee. Such dividend equivalents shall be subject to a Vesting Period equal to the remaining Vesting Period of the RSUs with respect to which the dividend equivalents are paid.

9.5 **Termination of Employment, Service or Directorship.** Each RSU Award Agreement shall set forth the extent to which the applicable Participant shall have the right to receive a payout of cash or Shares with respect to unvested RSUs following termination of the Participant's employment, service or directorship with the Company and/or its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in each Award Agreement entered into with a Participant with respect to RSUs, need not be uniform among all RSUs granted pursuant to this Article 9 and may reflect distinctions based on the reasons for termination.

ARTICLE 10

PERFORMANCE MEASURES

10.1 **Performance Measures.** The Committee may establish performance-measures for purposes of grants of Performance Units and Performance Shares. Subject to the terms of this Plan, each of these measures shall be defined by the Committee on a consolidated, group or division basis, on an absolute or relative basis or in comparison to one or more peer group companies or indices, and may include or exclude specified infrequent and unusual items as defined by the Company's auditors.

10.2 **Adjustments.** The Committee shall have the sole discretion to adjust determinations of the degree of attainment of the pre-established performance goals. The Committee shall retain the discretion to adjust such Awards downward.

ARTICLE 11

TRANSFERABILITY; BENEFITS ON DEATH

Awards under this Plan are not transferable (either voluntarily or involuntarily), before or after Participant's death, except as follows: (a) during Participant's lifetime, pursuant to a domestic relations order, issued by a court of competent jurisdiction, that is not contrary to the terms and conditions of this Plan or the applicable Award Agreement, and in a form acceptable to the Committee, in its sole discretion; or (b) after Participant's death, by will or pursuant to the applicable laws of descent and distribution, as may be the case. Any person to whom an Award is transferred in accordance with the provisions of the preceding sentence shall take such Award subject to all of the terms and conditions of this Plan and the applicable Award Agreement, including that the vesting and termination provisions thereof will continue to be applied with respect to the Participant. Options are exercisable only by the applicable Participant (or, during the Participant's lifetime, by the Participant's court appointed legal representative) or a person to whom the Options have been transferred in accordance with this Article. The Committee may prescribe and include in applicable Award Agreements other restrictions on transfer. Any attempted assignment that is in violation of this Article 11 shall be null and void.

ARTICLE 12

DEFERRALS

The Committee may, in its sole discretion, permit selected Participants to elect to defer payment of some or all types of Awards, or may provide for the deferral of an Award in an Award Agreement; provided, however, that the timing of any such election and payment of any such deferral shall be specified in the Award Agreement and shall conform to the applicable requirements of Code Section 409A(a)(2), (3) and (4) and the regulations and rulings issued thereunder. Any deferred payment, whether elected by a Participant or specified in an Award Agreement or by the Committee, may be forfeited if and to the extent that the applicable Award Agreement so provides.

ARTICLE 13

RIGHTS OF EMPLOYEES, DIRECTORS AND CONSULTANTS

13.1 Employment or Service. Nothing in this Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment or service at any time, nor confer upon any Participant any right to continue in the employ or service of the Company.

13.2 No Contract of Employment. Neither an Award nor any benefits arising under this Plan shall constitute part of a Participant's employment contract with the Company or any Subsidiary, and accordingly, subject to the provisions of Article 15 hereof, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Board without giving rise to liability on the part of the Company or any Subsidiary for severance payments.

13.3 Transfers Between Participating Entities. For purposes of this Plan, a transfer of a Participant's employment between the Company and a Subsidiary, or between Subsidiaries, shall not be deemed to be a termination of employment. Upon such a transfer, the Committee may make such adjustments to outstanding Awards as it deems appropriate to reflect the change in reporting relationships.

ARTICLE 14

CHANGE IN CONTROL

Notwithstanding Section 4.4 or any other provision of this Plan to the contrary, the provisions of this Article 14 shall apply in the event of a Change in Control, unless otherwise provided in the applicable Award Agreement, or as provided in an individual severance or employment agreement to which a Participant is a party.

14.1 Assumption of Awards. Upon a Change in Control, each then-outstanding Award may be adjusted or substituted in accordance with Section 4.3 (subject to the limitations set forth therein) with an award that meets the criteria set forth in this Section 14.1 (each, a "Replacement Award," and each adjusted or substituted Award, a "Replaced Award"). An adjusted or substituted Award meets the conditions of this Section 14.1 (and hence qualifies as a Replacement Award) if (a) it is of the same type (e.g., stock option for Option, restricted stock for Restricted Stock, restricted stock unit for Restricted Stock Unit, etc.) as the Replaced Award, (b) it has a value at least equal to the value of the Replaced Award, (c) it relates to publicly traded equity securities of the Company or its successor in the Change in Control or another entity that is affiliated with the Company or its successor following the Change in Control, (d) if the Participant holding the Replaced Award is subject to U.S. federal income tax under the Code, the tax consequences to such Participant under the Code of the Replacement Award are not less favorable to such Participant than the tax consequences of the Replaced Award, and (e) its other terms and conditions are not less favorable to the Participant holding the Replacement Award than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control). Without limiting the generality of the foregoing, the Replacement Award may take the form of a continuation of the Replaced Award if the requirements of the preceding sentence are satisfied. The determination of whether the conditions of this Section 14.1 are satisfied will be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion. Without limiting the generality of the foregoing, the Committee may determine the value of Awards and Replacement Awards that are stock options by reference to either their intrinsic value or their fair value.

14.2 Failure to Assume Awards. In the event that a Participant does not receive a Replacement Award that meets the conditions set forth in Section 14.1 with respect to any of his or her outstanding Awards upon a Change in Control, each such outstanding Award will become fully vested and exercisable (as applicable) and any restrictions applicable to such Award will lapse, with any applicable performance goals deemed to have been achieved at the greater of target level as of the date of such vesting or the actual performance level had the performance period ended on the date of the Change in Control. For the avoidance of doubt, if all Awards hereunder are terminated without any Replacement Awards, then the Company or its successor in the Change in Control may terminate all Awards whose exercise price is less than or equal to the value per Share realized in connection with the Change in Control (without any consideration therefor).

14.3 Termination Following Change in Control. If a Participant terminates his or her employment for good reason, the Participant is involuntarily terminated for reasons other than for cause, or the Participant's employment terminates due to the Participant's death or Disability during the three-year period commencing on the date of a Change in Control, then (A) all Replacement Awards held by the Participant will become fully vested and, if applicable, exercisable and free of restrictions (with any applicable performance goals deemed to have been achieved at the greater of target level or actual performance through the date of such Change in Control), and (B) all Options held by the Participant immediately before such termination of employment that the Participant also held as of the date of the Change in Control or that constitute Replacement Awards will remain exercisable for not less than three years following such termination of employment or until the expiration of the stated term of such Option, whichever period is shorter (provided, however, that if the applicable Award Agreement provides for a longer period of exercisability, that provision will control).

ARTICLE 15

AMENDMENT, MODIFICATION AND TERMINATION

15.1 Amendment, Modification, and Termination. The Board may at any time and from time to time, alter, amend, suspend or terminate this Plan in whole or in part, *provided, however,* that stockholder approval shall be required for any amendment that materially alters the terms of this Plan or is otherwise required by applicable legal requirements. No amendment or alteration that would adversely affect the rights of any Participant under any Award previously granted to such Participant shall be made without the consent of such Participant.

15.2 Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.3 hereof) affecting the Company or the financial statements of the Company or in recognition of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan.

ARTICLE 16

WITHHOLDING

The Company shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or Shares under this Plan, or at the time applicable law otherwise requires, an appropriate amount of cash or number of Shares or a combination thereof for payment of taxes required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes. The Committee may permit withholding to be satisfied by the transfer to the Company of Shares theretofore owned by the holder of the Award with respect to which withholding is required. If Shares are used to satisfy tax withholding, such Shares shall be valued at their Fair Market Value on the date when the tax withholding is required to be made.

ARTICLE 17

INDEMNIFICATION

Each person who is or shall have been a member of the Committee, or of the Board, or an officer of the Company to whom the Committee has delegated authority in accordance with Article 3 hereof, shall be indemnified and held harmless by the Company against and from: (a) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under this Plan, except for any such action or failure to act that constitutes willful misconduct on the part of such person or as to which any applicable statute prohibits the Company from providing indemnification; and (b) any and all amounts paid by him or her in settlement of any claim, action, suit or proceeding as to which indemnification is provided pursuant to clause (a) of this sentence, with the Company's approval, or paid by him or her in satisfaction of any judgment or award in any such action, suit or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf.

The foregoing right of indemnification shall be in addition to any other rights of indemnification to which such persons may be entitled under the Company's Amended and Restated Articles of Incorporation or Amended and Restated By-Laws (each, as amended from time to time), as a matter of law, or otherwise.

ARTICLE 18

SUCCESSORS

All obligations of the Company under this Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the direct or indirect result of a merger, consolidation, purchase of all or substantially all of the business and/or assets of the Company or other transaction.

ARTICLE 19

GENERAL PROVISIONS

19.1 Restrictions and Legends. No Shares or other form of payment shall be issued or transferred with respect to any Award unless the Company shall be satisfied that such issuance or transfer will be in compliance with applicable U.S. federal and state securities laws. The Committee may require each person receiving Shares pursuant to an Award under this Plan to represent to and agree with the Company in writing that the Participant is acquiring the Shares for investment without a view to distribution thereof. Any certificates evidencing Shares delivered under this Plan (to the extent that such Shares are so evidenced) may be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the U.S. Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the Shares are then listed or to which they are admitted for quotation and any applicable U.S. federal or state securities law. In addition to any other legend required by this Plan, any certificates for such Shares may include any legend that the Committee deems appropriate to reflect any restrictions on transfer of such Shares.

19.2 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular and the singular shall include the plural.

19.3 Severability. If any provision of this Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Plan, and this Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

19.4 Requirements of Law. The granting of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

19.5 Uncertificated Shares. To the extent that this Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange or transaction reporting system on which the Shares are listed or to which the Shares are admitted for quotation.

19.6 Clawback Policy. Notwithstanding any other provisions in this Plan, any Award shall be subject to recovery or clawback by the Company under any clawback policy adopted by the Company in accordance with applicable law, as amended or superseded from time to time.

19.7 Unfunded Plan. Insofar as this Plan provides for Awards of cash, Shares or rights thereto, it will be unfunded. Although the Company may establish bookkeeping accounts with respect to Participants who are entitled to cash, Shares or rights thereto under this Plan, it will use any such accounts merely as a bookkeeping convenience. Participants shall have no right, title or interest whatsoever in or to any investments that the Company may make to aid it in meeting its obligations under this Plan. Nothing contained in this Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative or any other person. To the extent that any person acquires a right to receive payments from the Company under this Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts, except as expressly set forth in this Plan. This Plan is not intended to be subject to ERISA.

19.8 No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to this Plan or any Award. The Committee shall determine whether cash, Awards or other property shall be delivered or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

19.9 Governing Law. This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, will be governed by and construed in accordance with the laws of the State of Texas, without giving effect to any conflicts of laws provisions thereof that would result in the application of the laws of any other jurisdiction.

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